                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    ----------------------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                    ----------------------------------------

                            FIRST FINANCIAL BANCORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                    ----------------------------------------


                Ohio                                     6711                                31-1042001
   (State or other jurisdiction of           (Primary Standard Industrial                   (IRS Employer
   incorporation or organization)             Classification Code Number)                Identification No.)

                           -------------------------
                             THIRD AND HIGH STREETS
                              HAMILTON, OHIO 45011
                                 (513) 867-4700
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                           -------------------------

                                Michael R. O'Dell
          Senior Vice President, Chief Financial Officer and Secretary
                            First Financial Bancorp.
                             Third and High Streets
                              Hamilton, Ohio 45011
                                 (513) 867-4700
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                           -------------------------

                                   Copies to:
    Neil Ganulin                                       John A. Burgess
  Frost & Jacobs LLP                                  Barnes & Thornburg
   2500 Pnc Center                                600 1St Source Bank Center
201 East Fifth Street                                 100 North Michigan
Cincinnati, Ohio 45202                         South Bend, Indiana  46601-1632
     (513) 651-6800                                         (219) 237-1156
                           -------------------------


        Approximate date of commencement of proposed sale to the public:
      As soon as practicable after the effective date of this Registration
                                   Statement.
                           -------------------------



If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

                       CALCULATION OF REGISTRATION FEE

=====================  ========================  =======================  ========================  =======================


TITLE OF EACH CLASS                             PROPOSED MAXIMUM         PROPOSED MAXIMUM          AMOUNT OF
OF SECURITIES TO BE       AMOUNT TO BE          OFFERING PRICE PER       AGGREGATE OFFERING        REGISTRATION
REGISTERED                REGISTERED            UNIT (1)                 PRICE (1)                 FEE

=====================  ========================  =======================  ========================  =======================
Common Stock, no
par value              5,115,000                 $8.79765                 $45,000,000               $12,510.00
=====================  ========================  =======================  ========================  =======================

(1) Estimated in accordance with Rule 457(f)(1) solely for the purpose of calculating the registration fee.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================

                 FIRST FINANCIAL BANCORP. CROSS REFERENCE SHEET



         FORM S-4 ITEM                                    PROXY STATEMENT CAPTION
         -------------                                    -----------------------
 1.      Forepart of Registration Statement and           Facing Page of Registration Statement; Cross Reference Sheet; Outside
         Outside Front Cover Page of Prospectus           Front Cover Page of Proxy Statement-Prospectus; Summary

 2.      Inside Front and Outside Back Cover Pages        Table of Contents; Where You Can Find More Information
         of Prospectus

 3.      Risk Factors, Ratio of Earnings to Fixed         Summary; Comparative Market and Dividend Information; Principal
         Charges and Other Information                    Shareholders and Ownership By Management

 4.      Terms of the Transaction                         Summary; The Merger;  The Merger Agreement; Comparison of Common
                                                          Stock and Shareholders' Rights

 5.      Pro Forma Financial Information                  Pro Forma Unaudited Consolidated Balance Sheet; Pro Forma Unaudited
                                                          Consolidated Statements of Earnings

 6.      Material Contacts with the Company Being         Summary; The Merger; The Merger Agreement
         Acquired

 7.      Additional Information Required for              Not Applicable
         Reoffering by Persons and Parties Deemed to
         Be Underwriters

 8.      Interests of Named Experts and Counsel           Not Applicable

 9.      Disclosure of Commission Position on             Not Applicable
         Indemnification for Securities Act
         Liabilities

10.      Information with Respect to S-3 Registrants      Not Applicable

11.      Incorporation of Certain Information by          Not Applicable
         Reference

12.      Information with Respect to S-2 or S-3           Information About First Financial; Comparative Market And Dividend
         Registrants                                      Information; Where You Can Find More Information

13.      Incorporation of Certain Information by          Where You Can Find More Information
         Reference

14.      Information with Respect to Registrants          Not Applicable
         Other Than S-3 or S-2 Registrants

15.      Information with Respect to  S-3 Companies       Not Applicable

16.      Information with Respect to S-2 or  S-3          Not Applicable
         Companies

17.      Information with Respect to Companies Other      Information About the Business of Sand Ridge Financial; Sand Ridge
         than                                             Financial's Consolidated Financial Statements; Management's
         S-3 or S-2 Companies                             Discussion and Analysis of Financial Condition and Results of
                                                          Operations of Sand Ridge Financial; Comparative Market and Dividend
                                                          Information; Comparison of Common Stock and Shareholders' Rights

18.      Information if Proxies, Consents or              Notice of Special Meeting of Shareholders; Summary; The Special
         Authorizations are to be Solicited               Meeting;  The Merger; The Merger Agreement; Principal Shareholders
                                                          and Ownership By Management; Information About the Business of Sand
                                                          Ridge Financial; Where You Can Find More Information

19.      Information if Proxies, Consents or              Not Applicable
         Authorizations are not to be Solicited or
         in an Exchange Offer

SAND RIDGE FINANCIAL CORPORATION
-------------------------------------------------------------------------------
                                                        2611 Highway Avenue
                                                        Highland, Indiana 46322
                                                        Phone:(219) 865-9500
                                                        Fax:  (219) 864-4204

                  MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

The Board of Directors of Sand Ridge Financial Corporation has approved a merger agreement which will result in Sand Ridge Financial Corporation merging into First Financial Bancorp. and Sand Ridge Bank becoming a wholly owned subsidiary of First Financial Bancorp. Before we can complete this merger, the merger agreement must be approved by Sand Ridge shareholders.

First Financial Bancorp. is a bank holding company and savings and loan holding company owning community banks and savings and loans in various communities in Ohio, Indiana and Michigan. At September 30, 1998, First Financial had total assets of approximately $2.8 billion, deposits of approximately $2.2 billion and shareholders' equity of approximately $302 million.

We expect that, for each share of Sand Ridge Financial common stock which you own just before the merger, you will be entitled to receive 85.25 shares of First Financial common stock. This exchange ratio may change, however, under certain circumstances as explained in the Summary in the accompanying Proxy Statement-Prospectus. First Financial common stock trades on the NASDAQ National Market (Symbol "FFBC"). Sand Ridge Financial common stock does not trade on any stock exchange or national market. You can obtain current stock prices for First Financial from a newspaper, on the Internet or by calling your broker.

YOUR VOTE IS VERY IMPORTANT. Please take the time to vote, whether or not you plan to attend the Sand Ridge Financial Special Meeting of Shareholders. If you sign, date and mail your proxy card without indicating how you want to vote, we will vote your proxy in favor of the merger. If you do not return your card, or if you do not instruct your broker how to vote any shares held for you in "street name," the effect will be a vote against the merger.

The Special Meeting of Shareholders will be: April 22, 1999, 9:00 a.m. local time, at the main office of Sand Ridge Bank, 2611 Highway Avenue, Highland, Indiana.

This Proxy Statement-Prospectus provides you with detailed information about the proposed merger. We encourage you to read it carefully.

We are very enthusiastic about the merger and the opportunity to become part of First Financial Bancorp. The Board of Directors of Sand Ridge recommends that you vote FOR the Merger Agreement.

                                               Sincerely,



                                               Bruce E. Leep
                                               Chairman of the Board, President
                                               and Chief Executive Officer

------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT-PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------

This Proxy Statement-Prospectus is dated March __, 1999 and was first mailed to shareholders on or about March __, 1999.

                        SAND RIDGE FINANCIAL CORPORATION
                              ---------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 22, 1999
                               ------------------

Sand Ridge Financial Corporation will hold a Special Meeting of Shareholders at the main office of Sand Ridge Bank, 2611 Highway Avenue, Highland, Indiana 46322, at 9:00 a.m. local time on April 22, 1999 to vote on:

1. The Plan and Agreement of Merger dated December 16, 1998 by and between First Financial Bancorp. and Sand Ridge Financial Corporation providing for the merger of Sand Ridge Financial into First Financial Bancorp. with the result that Sand Ridge Bank (a wholly owned subsidiary of Sand Ridge Financial Corporation) will become a wholly owned subsidiary of First Financial.

2. A proposal to permit the Special Meeting to be adjourned or postponed, in the discretion of the proxies, for the purpose, among others, of allowing additional time for the solicitation of votes to approve the merger agreement.

3. Any other matters that properly come before the Special Meeting or any adjournment or postponement of the Special Meeting.

Sand Ridge Financial stockholders at the close of business on March 8, 1999 are receiving notice of and may vote at the Special Meeting. The approval of the Plan and Agreement of Merger requires the affirmative vote of at least two-thirds of the outstanding shares of Sand Ridge Financial common stock. Shareholders of Sand Ridge Financial entitled to vote at the Special Meeting are or may be entitled to assert dissenters' rights under the Indiana Business Corporation Law (I.C. 23-1-44), which is attached to this Proxy Statement-Prospectus as Appendix C.

PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE PROMPTLY, whether or not you plan to attend the Special Meeting. If you attend the Special Meeting, you may vote in person if you wish, even if you previously returned your proxy card.



                                             ---------------------------------
                                             Terry L. Saxsma, Vice President,
                                             Secretary/Treasurer

March ___, 1999

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE PLAN AND AGREEMENT OF MERGER.

-------------------------------------------------------------------------------
PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME. IF WE COMPLETE THE MERGER, WE WILL SEND YOU INSTRUCTIONS ON HOW TO EXCHANGE YOUR STOCK CERTIFICATES.
-------------------------------------------------------------------------------

                                TABLE OF CONTENTS

SUMMARY
         The Companies.........................................................................3
         The Merger............................................................................3

SUMMARY OF SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA...................7
NOTES TO SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA.................... 9

SUMMARY OF PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL INFORMATION.............................10
PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET................................................11
PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS.......................................12
NOTES TO THE PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS............................17

THE SPECIAL MEETING
         Time And Place; Purpose............................................................. 19
         Voting And Revocation Of Proxies.....................................................19
         Solicitation Of Proxies..............................................................20
         Record Date And Voting Rights........................................................20

THE MERGER
         Background Of And Reasons For The Merger.............................................22
         Opinion Of Financial Advisor To Sand Ridge Financial.................................25
         Management Following The Merger......................................................30
         Interest Of Certain Persons In The Merger............................................31
         Dissenters' Rights...................................................................33
         Federal Income Tax Consequences Of The Merger .......................................36
         Accounting Treatment.................................................................37
         Restrictions On Resale Of First Financial Common Stock...............................38
         Regulatory Considerations ...........................................................39

THE MERGER AGREEMENT
         Structure Of The Merger .............................................................40
         Surrender Of Stock Certificates .....................................................40
         Effective Time Of The Merger.........................................................41
         Fractional Interests ................................................................41
         Conditions To Consummation Of The Merger.............................................41
         Termination Of The Merger ...........................................................43
         First Financial Average Closing Price And Termination Of The Merger..................43

INFORMATION ABOUT FIRST FINANCIAL
         Recent Developments..................................................................46
         General .............................................................................47

INFORMATION ABOUT THE BUSINESS OF SAND RIDGE FINANCIAL
         General..............................................................................48
         Competition..........................................................................48
         Regulation ..........................................................................49
         Properties ..........................................................................49
         Legal Proceedings....................................................................49
         Certain Transactions With Sand Ridge Financial.......................................49
         Selected Financial Data..............................................................50
         Analysis Of Net Interest Income......................................................51
         Interest Income And Expense Rate/Volume Analysis.....................................52
         Investment Securities................................................................53
         Loan Portfolio.......................................................................54
         Deposits.............................................................................57
         Return On Equity And Assets..........................................................58
         Short-Term Borrowings................................................................58

PRINCIPAL SHAREHOLDERS AND OWNERSHIP BY MANAGEMENT............................................59

COMPARATIVE MARKET AND DIVIDEND INFORMATION
         Nature of Trading Market.............................................................61
         Dividends............................................................................62

COMPARISON OF COMMON STOCK AND SHAREHOLDERS' RIGHTS
         Authorized But Unissued Shares.......................................................64
         Dividend Rights......................................................................64
         Directors............................................................................65
         Quorum For Shareholders' Meetings....................................................66
         Meeting Participation By Use of Communication Equipment..............................66
         Voting Rights........................................................................66
         Special Meetings.....................................................................67
         Notice Of Shareholder Meetings.......................................................67
         Preemptive Rights....................................................................67
         Redemption And Assessment............................................................67
         Two-Thirds Majority Vote Required....................................................68
         Amendments To Articles And Regulations/Code Of By-Laws...............................68
         Provisions Affecting Business Combinations And Changes In Control....................69
         First Financial Shareholder Rights Plan..............................................71
         Transfer Agent And Registrar.........................................................71

ADJOURNMENT OF THE SPECIAL MEETING............................................................72

EXPERTS.......................................................................................73

LEGAL MATTERS.................................................................................73

WHERE YOU CAN FIND MORE INFORMATION...........................................................74

SAND RIDGE FINANCIAL CORPORATION--MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995................................................ F-1

SAND RIDGE FINANCIAL CORPORATION CONSOLIDATED FINANCIAL STATEMENTS
         Report Of Independent Auditors.................................................... F-13
         Consolidated Balance Sheets - December 31, 1997 and 1996...........................F-14
         Consolidated Statements Of Income -
           Years Ended December 31, 1997, 1996 and 1995.....................................F-15
         Consolidated Statements Of Changes In Shareholders' Equity -
           Years Ended December 31, 1997, 1996 and 1995.....................................F-16
         Consolidated Statements Of Cash Flows -
           Years Ended December 31, 1997, 1996 and 1995.....................................F-17
         Notes To Consolidated Financial Statements.........................................F-19

SAND RIDGE FINANCIAL CORPORATION--MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR
NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997...............................................F-36

SAND RIDGE FINANCIAL CORPORATION UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
         Consolidated Balance Sheet - September 30, 1998 (Unaudited)
          and December 31, 1997.............................................................F-42

         Consolidated Statements Of Income -
           Nine Months Ended September 30, 1998 and 1997....................................F-43
         Consolidated Statements of Comprehensive Income -
           Nine Months Ended September 30, 1998 and 1997....................................F-44
         Consolidated Statements Of Cash Flows -
           Nine Months Ended September 30, 1998 and 1997....................................F-45
         Notes To Consolidated Financial Statements.........................................F-47

APPENDICES
         Plan and Agreement of Merger.................................................Appendix A
         Fairness Opinion.............................................................Appendix B
         Indiana Code Chapter 44.  Dissenters' Rights.................................Appendix C

-------------------------------------------------------------------------------

                                     SUMMARY

   This summary highlights selected information from this document. It does not contain all the information that is important to you. You should read this entire document carefully. For additional information, see "Where You Can Find More Information" (page 74).

   We call this document a Proxy Statement-Prospectus. It is a Proxy Statement sent by Sand Ridge Financial to you and the other shareholders of Sand Ridge Financial. It also is a Prospectus of First Financial Bancorp. covering the shares of First Financial common stock which you and the other shareholders of Sand Ridge Financial will receive if the merger is completed. These First Financial Bancorp. shares have been registered with the Securities and Exchange Commission. Sand Ridge Financial has supplied the information in this document which relates to it, and First Financial Bancorp. has supplied the information which relates to it.

THE COMPANIES (PAGES 46 AND 48)

FIRST FINANCIAL BANCORP.
300 High Street
P.O. Box 476
Hamilton, Ohio  45012-0476
(513) 867-4700

First Financial is a bank holding company and savings and loan holding company that, through its subsidiaries, provides a full range of banking services to its customers located in selected communities in Ohio, Indiana and Michigan. First Financial has 105 offices in those three states and at September 30, 1998 had total assets of approximately $2.8 billion, deposits of approximately $2.2 billion and shareholders equity of approximately $302 million.

SAND RIDGE FINANCIAL CORPORATION
2611 Highway Avenue
Highland, Indiana  46322
(219) 838-9500

Sand Ridge Financial is a one-bank holding company whose only subsidiary is an Indiana state chartered bank which operates in Highland, Indiana, which is approximately 20 miles southeast of Chicago. Sand Ridge Bank offers a diversified selection of loan and investment products to its customers.

THE MERGER (PAGE 40)

GENERAL

We propose a merger as a result of which Sand Ridge Financial will be acquired by and merged into First Financial, and Sand Ridge Financial's wholly owned subsidiary, Sand Ridge Bank, will become a wholly owned subsidiary of First Financial. We hope to complete the merger by the end of July 1999. The merger agreement is the document that governs the merger. We have attached this agreement as Appendix A to this Proxy Statement-Prospectus, and we encourage you to read it.


WHAT YOU WILL RECEIVE IN THE MERGER

The merger agreement provides that you will receive 85.25 shares of First Financial common stock for each share of Sand Ridge Financial common stock which you own just before the merger. If (i) the value of First Financial common stock falls below a certain level, (ii) the value of the index of peer banking companies falls below a certain level and (iii) First Financial agrees to issue additional shares, the number of shares of First Financial common stock set forth in the preceding sentence that you will receive as a result of the merger will increase. If the conditions set forth in subclauses (i) and (ii) above are satisfied and First Financial does not agree to issue additional shares, the Sand Ridge Financial Board of Directors may cancel the merger as provided in the merger agreement. The Sand Ridge Financial Board of Directors has not decided yet whether it will cancel the merger in this event.

You will receive only whole shares of First Financial stock and cash in payment for any fractional share. First Financial's stock trades on the Nasdaq National Market System under the symbol "FFBC". On March ____, 1999, the last reported sale of First Financial common stock as reported on the Nasdaq National Market System was $_________ per share.

The Sand Ridge Financial common stock is not traded on an established public market. The last known trading price of Sand Ridge Financial was $1,100 per share on December 8, 1998. Since there is not an established public trading market for the shares of Sand Ridge Financial common stock, the stock is not liquid and the price indicated above may not reflect the prices which would be paid for such shares on an active market.

You can obtain current stock price quotations for First Financial common stock ("FFBC") from a newspaper, on the Internet or by calling your broker.


------------------------------------------------------------------------------

---------------------------------------------------------------
REASONS FOR THE MERGER (Page 22)

The Sand Ridge Financial Board of Directors believes the merger will benefit both you and Sand Ridge Financial for a number of reasons, including:

1. First Financial's offer was valued at 310% of book value by Hovde Financial, Inc., Sand Ridge Financial's investment advisor.

2. First Financial's stock is actively traded on the Nasdaq National Market System; Sand Ridge Financial's stock is not actively traded.

3. First Financial's offer does not have any current, adverse tax consequences to Sand Ridge Financial shareholders, except for cash received for fractional shares and cash paid dissenting shareholders who exercise dissenters' rights.

4. Sand Ridge Financial shareholders will receive higher dividends after the merger than Sand Ridge Financial is currently paying.

5. The banking philosophy of First Financial emphasizes community banking and autonomy of its subsidiaries; Sand Ridge Bank will continue to operate as a separate subsidiary with minimal changes to employees.

THE SPECIAL MEETING OF SHAREHOLDERS (Page19)

We will hold a special meeting of Sand Ridge Financial shareholders at the main office of Sand Ridge Bank, 2611 Highway Avenue, Highland, Indiana 46322, at 9:00 a.m. local time, on April 22, 1999. At this meeting, we will ask you:

1.   To approve the merger agreement;

2. To permit the Special Meeting to be adjourned or postponed for the purpose of allowing additional time for the solicitation of votes to approve the merger agreement, if necessary; and

3. To act on any other matters that properly may be presented for a vote. Currently, we know of no other matters to be presented at the meeting.

OUR RECOMMENDATION (Page22)

The Board of Directors of Sand Ridge Financial believes that the merger is fair to you and in your best interests. The Board unanimously recommends that you vote "FOR" approval of the merger agreement

RECORD DATE; VOTING POWER (Page20)

You may vote at the Special Meeting if you owned Sand Ridge Financial shares as of the close of business on March 8, 1999. You will have one vote for each share of Sand Ridge Financial common stock owned on that date.

VOTING REQUIRED AND VOTING AGREEMENT (Page20)

To approve the merger, Sand Ridge Financial shareholders holding at least two-thirds of the outstanding shares of Sand Ridge Financial common stock must vote to approve the merger agreement.

Together the directors and executive officers of Sand Ridge Financial can vote 28.2% of the shares entitled to vote at the Special Meeting. Based upon the unanimous recommendations of the Board, we expect Sand Ridge Financial's directors and officers to vote all of their shares to approve the merger agreement.

EXCHANGE OF CERTIFICATES (Page 40)

If the merger is completed, your shares of Sand Ridge Financial common stock will be converted into shares of First Financial common stock, and you will need to exchange your Sand Ridge Financial stock certificates for First Financial stock certificates.

If we complete the merger, we will send you detailed instructions on how to exchange your stock certificates. Please do not send us any stock certificates until you receive these instructions.


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WHAT WE NEED TO DO TO COMPLETE THE MERGER
(Page 41 )

The completion of the merger depends on a number of conditions being met. These conditions are set forth in the merger agreement. Some of the conditions are:

1.   Sand Ridge Financial shareholders must approve the merger agreement.

2. Sand Ridge Financial and First Financial must receive all required regulatory approvals and certain waiting periods required by law must have passed;

3. There must be no governmental order blocking completion of the merger, and no governmental proceeding trying to block the merger;

4. Sand Ridge Financial and First Financial must receive legal opinions confirming that the merger will be treated as a reorganization for U.S. federal income tax purposes; and

5. Sand Ridge Financial and First Financial must receive a letter from its independent accountants stating that the merger will qualify for "pooling of interests" accounting treatment.

Unless prohibited by law, either First Financial or Sand Ridge Financial could waive a condition to the merger that has not been satisfied and complete the merger anyway.

We cannot be certain whether or when any of these conditions will be satisfied or waived if permissible. We cannot be certain that we will complete the merger.

TERMINATION OF THE MERGER AGREEMENT (PAGE 43)

The two companies can agree at any time to terminate the merger agreement without completing the merger, even if the Sand Ridge Financial shareholders have already approved the merger. Either company also can terminate the merger agreement for a number of reasons, including:

1. if any court or governmental body has issued a final order prohibiting the merger;

2.   if the merger is not completed by July 31, 1999;

3. if the Sand Ridge Financial shareholders do not approve the merger; or

4. if the other company materially violates any of its representations, warranties or obligations under the merger agreement.

First Financial can terminate the merger agreement if the holders of 7.5% or more of the outstanding shares of Sand Ridge Financial common stock will be entitled to receive cash in exchange for their Sand Ridge Financial shares pursuant to perfected dissenters' rights under the Indiana law.

Sand Ridge Financial can terminate the merger agreement if:

1. The average trading price of First Financial common stock drops below $23.2671 per share; and

2. The ratio obtained by dividing First Financial's average trading price by $26.5909 is less than the specified ratio for a group of peer institutions; and

3. First Financial chooses not to issue additional shares of common stock within the limits required by the merger agreement.

FEDERAL INCOME TAX CONSEQUENCES (PAGE 36)

We expect that neither of the two companies nor the shareholders of Sand Ridge Financial will recognize any gain or loss for U.S. federal income tax purposes in the merger, except in connection with any cash that Sand Ridge Financial shareholders receive instead of fractional shares. Sand Ridge Financial and First Financial will each receive a legal opinion that this is the case.

However, these opinions do not bind the Internal Revenue Service, which could take a different view. This tax treatment will not apply to any Sand Ridge Financial shareholder who exercises dissenters' rights under Indiana law.

Determining the actual tax consequences of the merger to you as a taxpayer can be complicated. The tax treatment will depend on your specific situation and on many variables not within our control. You should consult your tax advisor for a full understanding of the merger's tax consequences.

ACCOUNTING TREATMENT (PAGE 37)

We expect the merger to qualify as a "pooling of interests," which means that, for accounting and financial reporting purposes, First Financial will treat Sand Ridge Financial as if it had always been a part of First Financial.

OPINION OF FINANCIAL ADVISOR (PAGE 25)


Among the other factors considered in deciding to approve the merger, Sand Ridge Financial's Board of Directors considered the opinion of its financial advisor, Hovde Financial, Inc., that the value of the First Financial shares to be received for each share of Sand Ridge Financial common stock is fair to the holders of Sand Ridge Financial common stock from a financial point of view. We have attached this opinion to this Proxy Statement-Prospectus as Appendix B.


You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Hovde Financial, Inc., in rendering its opinion.

MANAGEMENT OF FIRST FINANCIAL AFTER THE MERGER
(PAGE 30)


The current directors and executive officers of First Financial will remain unchanged after the merger except that First Financial will appoint Bruce E. Leep, a member of the Board of Directors of Sand Ridge Bank, as a director of First Financial promptly after the effective time of the merger.



INTERESTS OF SAND RIDGE FINANCIAL'S DIRECTORS AND EXECUTIVE
OFFICERS IN THE MERGER (PAGE 31)

Some directors and officers of Sand Ridge Financial have interests in the merger that are different from your interests. The merger agreement contains certain provisions regarding the continuation or modification of benefits available to employees of Sand Ridge Financial. These modifications apply to all of Sand Ridge Financial's employees. The Board of Directors of Sand Ridge Financial was aware of these interests and took them into account in approving the merger agreement.

DIFFERENCES IN RIGHTS OF SHAREHOLDERS (PAGE 64)

The Indiana Business Corporation Law and Sand Ridge Financial's Certificate of Incorporation and Bylaws currently govern your rights as a shareholder of Sand Ridge Financial. First Financial is an Ohio corporation and, if the merger is completed, the Ohio General Corporation Law and First Financial's Articles of Incorporation and Regulations will govern your shareholder rights.

DISSENTERS' RIGHTS (PAGE 33)

Indiana law permits holders of Sand Ridge Financial common stock to dissent from the merger and to have the fair value of their stock appraised by a court and paid to them in cash. To do this, holders of dissenting shares must follow required procedures, including filing notices with us and either abstaining or voting against the merger. If you dissent from the merger and follow the required procedures, your shares of Sand Ridge Financial common stock will not become shares of First Financial common stock. Instead, your only right will be to receive the appraised value of your shares in cash. We have attached the applicable provisions of Indiana law related to dissenters' rights to this Proxy Statement-Prospectus as Appendix C.

REGULATORY APPROVALS (PAGE 39)

We cannot complete the merger until the proposed transaction receives the approval of the Federal Reserve Board and 15 days expire after the receipt of such approval. Such 15 day period will become a 30 day period, however, if the United States Department of Justice issues an adverse comment relating to competitive factors. In addition, the merger is also subject to approval by the Indiana Department of Financial Institutions.


RECENT DEVELOPMENTS (PAGE 46)

First Financial signed a plan and agreement of merger with Hebron Bancorp, Inc., Hebron, Kentucky ("Hebron Bancorp") on December 31, 1998. Shareholders of Hebron Bancorp will receive 20.3775 shares of First Financial Common Stock for each share of Hebron Bancorp stock. After the merger, Hebron Deposit Bank, Hebron Bancorp's only subsidiary, will become a wholly owned subsidiary of First Financial. Subject to numerous conditions, including shareholder and regulatory approval, the completion of this merger is not certain.

First Financial's annual report for the year ended December 31, 1998 was not available when this Proxy Statement-Prospectus was mailed to Sand Ridge Financial's shareholders. Its earnings for 1998 were $44,106,000, or $1.21 per share on a diluted basis. This compares with 1997 earnings of $40,308,000, or $1.10 per diluted share.

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  SUMMARY OF SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,                  YEARS ENDED DECEMBER 31,
                                                    ------------------------------  ----------------------------------------------
                                                         1998               1997             1997       1996            1995
                                                         ----               ----             ----       ----            ----
                                                                                   (Dollars in thousands, except per share data)
SAND RIDGE FINANCIAL (HISTORICAL)
  Net earnings (A)                                 $      4,019    $      3,571    $      4,993    $      4,884    $      4,158
  Total assets (period end)                             527,256         428,343         456,094         416,544         393,138
  Long-term borrowings (period end)                      13,898           4,686           4,686           3,500               0
  Net earnings per common share - basic (A)(1)            66.99           59.51           83.21           81.39           69.30
  Net earnings per common share - diluted (A)(1)          66.99           59.51           83.21           81.39           69.30
  Dividends declared per share                             0.00            0.00           17.00           16.00           15.00
  Book value per share (period end) (2)                  746.13          645.39          661.34          576.49          516.70
  Average shares outstanding (B)                         60,000          60,000          60,000          60,000          60,000
  Shares outstanding (period end) (B)                    60,000          60,000          60,000          60,000          60,000

HEBRON BANCORP, INC. (HISTORICAL)
  Net earnings (A)                                 $      1,158    $      1,204    $      1,531    $      1,263    $      1,027
  Total assets (period end)                             105,568          96,851          99,114          96,017          90,844
  Long-term borrowings (period end)                       1,874           1,144           1,127           1,194           1,260
  Net earnings per common share - basic (A)(1)            19.79           20.58           26.17           21.59           17.56
  Net earnings per common share - diluted (A)(1)          19.79           20.58           26.17           21.59           17.56
  Dividends declared per share                             0.00            0.00            5.00            4.00            2.50
  Book value per share (period end) (2)                  198.52          174.70          176.36          152.21          134.24
  Average shares outstanding (B)(4)                      58,500          58,500          58,500          58,500          58,500
  Shares outstanding (period end) (B)(4)                 58,500          58,500          58,500          58,500          58,500

FIRST FINANCIAL (HISTORICAL)
  Net earnings (A)                                 $     32,347    $     29,658    $     40,308    $     33,940    $     31,789
  Total assets (period end)                           2,809,717       2,421,096       2,636,111       2,261,711       2,103,375
  Long-term borrowings (period end)                     101,216          12,133          41,054           6,506           2,820
  Net earnings per common share - basic (A)(1)             0.89            0.81            1.11            0.96            0.95
  Net earnings per common share - diluted (A)(1)           0.88            0.81            1.10            0.96            0.95
  Dividends declared per share (3)                         0.41            0.39            0.52            0.46            0.41
  Book value per share (period end) (2)                    8.31            7.70            7.86            7.27            6.76
  Average shares outstanding (B)(5)                  36,418,481      36,395,752      36,402,415      35,359,522      33,243,500
  Shares outstanding (period end) (B)(5)             36,396,062      36,427,457      36,424,937      35,578,513      34,641,729





                                                       YEARS ENDED DECEMBER 31,
                                                     ----------------------------
                                                           1994          1993
                                                           ----          ----
                                                    (Dollars in thousands, except
                                                             per share data)
SAND RIDGE FINANCIAL (HISTORICAL)
  Net earnings (A)                                   $      3,639    $      3,628
  Total assets (period end)                               363,566         318,596
  Long-term borrowings (period end)                             0               0
  Net earnings per common share - basic (A)(1)              60.66           60.47
  Net earnings per common share - diluted (A)(1)            60.66           60.47
  Dividends declared per share                              14.00           13.00
  Book value per share (period end) (2)                    404.64          388.15
  Average shares outstanding (B)                           60,000          60,000
  Shares outstanding (period end) (B)                      60,000          60,000

HEBRON BANCORP, INC. (HISTORICAL)
  Net earnings (A)                                   $        816    $        747
  Total assets (period end)                                82,063          79,549
  Long-term borrowings (period end)                         1,320           1,329
  Net earnings per common share - basic (A)(1)              13.95           12.77
  Net earnings per common share - diluted (A)(1)            13.95           12.77
  Dividends declared per share                               2.20            2.10
  Book value per share (period end) (2)                    120.50          109.04
  Average shares outstanding (B) (4)                       58,500          58,500
  Shares outstanding (period end) (B)(4)                   58,500          58,500

FIRST FINANCIAL (HISTORICAL)
  Net earnings (A)                                   $     28,173    $     25,194
  Total assets (period end)                             1,922,643       1,810,673
  Long-term borrowings (period end)                             0           3,983
  Net earnings per common share - basic (A)(1)               0.87            0.78
  Net earnings per common share - diluted (A)(1)             0.86            0.77
  Dividends declared per share (3)                           0.37            0.31
  Book value per share (period end) (2)                      5.99            5.87
  Average shares outstanding (B)(5)                    32,505,024      32,506,760
  Shares outstanding (period end) (B)(5)               32,488,579      30,877,596


                                    SUMMARY OF SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA, CONTINUED

                                                           NINE MONTHS ENDED
                                                              SEPTEMBER 30,                 YEARS ENDED DECEMBER 31,
                                                  ---------------------------------     -----------------------------------
                                                          1998              1997              1997              1996
                                                          ----              ----              ----              ----
                                                                                      (Dollars in thousands, except per share data)
PRO FORMA FIRST FINANCIAL & SAND RIDGE
FINANCIAL (6)
  Net earnings (A)                                 $       36,366    $       33,229     $       45,301    $       38,824
  Net earnings per common share - basic (A)(1)               0.88              0.80               1.09              0.96
  Net earnings per common share - diluted (A)(1)             0.87              0.80               1.08              0.96
  Dividends declared per share - First
    Financial                                                0.41              0.39               0.52              0.46
  Book value per share (period end) (2)                      8.36              7.68               7.85              7.21
  Average shares outstanding (B)                       41,533,481        41,510,752         41,517,415        40,474,522
  Shares outstanding (period end) (B)                  41,511,062        41,542,457         41,539,937        40,693,513

PRO FORMA SAND RIDGE FINANCIAL ONE SHARE
EQUIVALENT ASSUMING MERGER OF FIRST FINANCIAL
& SAND RIDGE FINANCIAL AND 85.25 EXCHANGE
RATIO (7)
  Net earnings per common share - basic (A)(1)     $        75.02    $        68.20     $        92.92    $        81.84
  Net earnings per common share - diluted (A)(1)            74.17             68.20              92.07             81.84
  Dividends declared per share                              34.95             33.25              44.33             39.22
  Book value per share (2)                                 712.69            654.72             669.21            614.65

PRO FORMA FIRST FINANCIAL, SAND RIDGE
FINANCIAL &  HEBRON BANCORP, INC. (8)
  Net earnings (A)                                 $       37,524    $       34,433     $       46,832    $       40,087
  Net earnings per common share - basic (A)(1)               0.88              0.81               1.10              0.96
  Net earnings per common share - diluted (A)(1)             0.87              0.80               1.09              0.96
  Dividends declared per share - First
     Financial                                               0.41              0.39               0.52              0.46
  Book value per share (period end) (2)                      8.40              7.70               7.86              7.21
  Average shares outstanding (B)                       42,756,131        42,733,402         42,740,065        41,697,172
  Shares outstanding (period end) (B)                  42,733,712        42,765,107         42,762,587        41,916,163

PRO FORMA SAND RIDGE FINANCIAL ONE SHARE
EQUIVALENT ASSUMING MERGER OF  FIRST
FINANCIAL, SAND RIDGE FINANCIAL & HEBRON
BANCORP AND 85.25 EXCHANGE RATIO (7)
  Net earnings per common share - basic (A)(1)     $        75.02    $        69.05     $        93.78    $        81.84
  Net earnings per common share - diluted (A)(1)            74.17             68.20              92.92             81.84
  Dividends declared per share                              34.95             33.25              44.33             39.22
  Book value per share (2)                                 716.10            656.43             670.07            614.65




                                                                      YEARS ENDED DECEMBER 31,
                                                  ----------------------------------------------------------
                                                          1995              1994               1993
                                                          ----              ----               ----
                                                         (Dollars in thousands, except per share data)
PRO FORMA FIRST FINANCIAL & SAND RIDGE
FINANCIAL (6)
  Net earnings (A)                                   $       35,947    $       31,812    $       28,822
  Net earnings per common share - basic (A)(1)                 0.94              0.85              0.77
  Net earnings per common share - diluted (A)(1)               0.93              0.84              0.76
  Dividends declared per share - First
   Financial                                                   0.41              0.37              0.31
  Book value per share (period end) (2)                        6.67              5.82              5.68
  Average shares outstanding (B)                         38,358,500        37,620,024        37,621,760
  Shares outstanding (period end) (B)                    39,756,729        37,603,579        35,992,596

PRO FORMA SAND RIDGE FINANCIAL ONE SHARE
EQUIVALENT ASSUMING MERGER OF FIRST FINANCIAL
& SAND RIDGE FINANCIAL AND 85.25 EXCHANGE
RATIO (7)
  Net earnings per common share - basic (A)(1)       $        80.14    $        72.46    $        65.64
  Net earnings per common share - diluted (A)(1)              79.28             71.61             64.79
  Dividends declared per share                                34.95             31.54             26.43
  Book value per share (2)                                   568.62            496.16            484.22

PRO FORMA FIRST FINANCIAL, SAND RIDGE
FINANCIAL &  HEBRON BANCORP, INC. (8)
  Net earnings (A)                                   $       36,974    $       32,628    $       29,569
  Net earnings per common share - basic (A)(1)                 0.93              0.84              0.76
  Net earnings per common share - diluted (A)(1)               0.93              0.83              0.76
  Dividends declared per share - First
    Financial                                                  0.41              0.37              0.31
  Book value per share (period end) (2)                        6.66              5.82              5.67
  Average shares outstanding (B)                         39,581,150        38,842,674        38,844,410
  Shares outstanding (period end) (B)                    40,979,379        38,826,229        37,215,246

PRO FORMA SAND RIDGE FINANCIAL ONE SHARE
EQUIVALENT ASSUMING MERGER OF  FIRST
FINANCIAL, SAND RIDGE FINANCIAL & HEBRON
BANCORP AND 85.25 EXCHANGE RATIO (7)
  Net earnings per common share - basic (A)(1)       $        79.28    $        71.61    $        64.79
  Net earnings per common share - diluted (A)(1)              79.28             70.76             64.79
  Dividends declared per share                                34.95             31.54             26.43
  Book value per share (2)                                   567.77            496.16            483.37

------------------
(A)  Before cumulative effect of changes in accounting principles.
(B) Average and period end shares outstanding are not rounded to the nearest thousand.

NOTES TO SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA

(1) Earnings per common share - basic is calculated by dividing net earnings for the period by the average number of common shares outstanding for the period. Earnings per common share - diluted for First Financial includes the assumed exercise of outstanding stock options. Sand Ridge Financial and Hebron Bancorp do not have any potentially dilutive instruments outstanding.

(2) Book value per share is calculated by dividing total shareholders' equity at the end of the period by the number of shares outstanding at the end of the period.

(3) Dividend information on First Financial's subsidiaries, which have merged with First Financial under the pooling-of-interests method after January 1, 1993 has not been recalculated or added to First Financial's historical dividend information. First Financial has adjusted historical information to reflect the issuance of stock splits and dividends.

(4) At the dates indicated, Hebron Bancorp owned 97.5% of the outstanding stock of Hebron Deposit Bank. As of December 31, 1998, the minority shareholders of Hebron Deposit Bank had traded their bank stock for shares of Hebron Bancorp, thereby increasing the total outstanding stock of Hebron Bancorp to 60,000 shares and making Hebron Deposit Bank a wholly owned subsidiary of Hebron Bancorp. The proforma financial data assumes 60,000 shares of Hebron Bancorp were outstanding at January 1, 1993.

(5) The shares outstanding data for First Financial has been adjusted to reflect treasury stock transactions.

(6) The PRO FORMA FIRST FINANCIAL & SAND RIDGE FINANCIAL reflects the combined results of First Financial and Sand Ridge Financial after giving effect to the pooling-of-interests method of accounting. For illustrative purposes, the combined results assume the merger was consummated on January 1, 1993.

         The per share data, average shares outstanding and shares outstanding (period end) were calculated assuming the issuance of 5,115,000 shares of First Financial Common Stock for all outstanding shares of Sand Ridge Financial.

(7) Upon consummation of the Merger, each Sand Ridge Financial shareholder will be entitled to receive First Financial shares equal to the total number of shares of Sand Ridge Financial Common Stock owned by such shareholder multiplied by the Exchange Ratio. The Exchange Ratio will be appropriately adjusted in the event of the subdivision or split of the outstanding First Financial Common Stock, a capital reorganization, or a reclassification or recapitalization affecting First Financial Common Stock. Since the Exchange Ratio is not determinable at the printing of this Proxy Statement-Prospectus, the one share equivalent pro forma net earnings, dividends and book value per share for Sand Ridge Financial was calculated assuming an Exchange Ratio of 85.25 and are shown for illustrative purposes only.

(8) The PRO FORMA FIRST FINANCIAL, SAND RIDGE FINANCIAL & HEBRON BANCORP, INC. reflects the combined results of First Financial, Sand Ridge Financial and Hebron Bancorp, Inc. after giving effect to the pooling-of-interests method of accounting. For illustrative purposes, the combined results assume the merger was consummated on January 1, 1993.

         The per share data, average shares outstanding and shares outstanding (period end) were calculated assuming the issuance of 5,115,000 shares of First Financial Common Stock for all outstanding shares of Sand Ridge Financial and the issuance of 1,222,650 shares of First Financial Common Stock for all outstanding shares of Hebron Bancorp, Inc.

        SUMMARY OF PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

         The following pro forma unaudited consolidated balance sheet as of September 30, 1998 and the pro forma unaudited consolidated statements of earnings for the nine months ended September 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995 indicate the pro forma effects of the mergers of Sand Ridge Financial and Hebron Bancorp, Inc. ("Hebron Bancorp") into First Financial and the issuance of shares of First Financial Common Stock in exchange for all of the outstanding shares of Sand Ridge Financial and Hebron Bancorp common stock using the pooling-of-interests method of accounting. Each share of Sand Ridge Financial Common Stock and Hebron Bancorp Common Stock will be canceled and extinguished in consideration and exchange for a number of shares of First Financial Common Stock equal to their respective exchange ratios. The pro forma information has been calculated assuming the issuance of 5,115,000 shares of First Financial Common Stock for Sand Ridge Financial Common Stock and the issuance of 1,222,650 shares of First Financial Common Stock for Hebron Bancorp Common Stock. These are the aggregate number of shares to be issued according to the respective merger agreements.

         The pro forma information for First Financial and Sand Ridge Financial is based on their historical financial statements, giving effect to the accounting method proposed and the assumptions and adjustments in the accompanying notes to the pro forma financial statements. Hebron Bancorp uses a June 30 fiscal year. For purposes of the pro forma unaudited consolidated financial statements, their statements of earnings have been adjusted to reflect the nine months ended September 30 and the years ended December 31. Even though Hebron Bancorp uses a June 30 fiscal year for reporting purposes, its internal books and records are maintained on a calendar year basis. Hebron Bancorp's internal financial statements were therefore used for the pro forma financial information on the following pages.

         These pro forma unaudited statements are presented for illustrative purposes only and may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. The pro forma unaudited financial statements should be read in conjunction with the audited and unaudited financial statements and related notes set forth or incorporated by reference in this Proxy Statement-Prospectus.

                 PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET
                              AT SEPTEMBER 30, 1998



                                 First     Sand Ridge                          Consolidated
                               Financial    Financial           Hebron           Pro Forma
                               ---------   ----------           ------          -----------
                                                  (Dollars in thousands)

ASSETS
Cash and due from banks     $   123,398     $    22,727       $     2,925       $   149,050
Interest-bearing
  deposits with other
  banks                           2,677             100                 0             2,777
Federal funds sold and
  securities purchased
  under agreements to
  resell                          4,850               0             4,097             8,947
Investment securities           371,415         202,824            27,699           601,938
Loans, net of unearned
  income and allowance
  for loan losses             2,164,039         290,153            68,240         2,522,432
Premises and equipment           48,602           5,750             1,154            55,506
Accrued interest and
  other assets                   94,736           5,702             1,453           101,891
                            -----------     -----------       -----------       -----------
TOTAL ASSETS                $ 2,809,717     $   527,256       $   105,568       $ 3,442,541
                            ===========     ===========       ===========       ===========

LIABILITIES
Deposits                    $ 2,248,602     $   437,587       $    89,566       $ 2,775,755
Short term borrowings           130,208          25,981             1,694           157,883
Long term borrowings            101,216          13,898             1,874           116,988
Accrued interest and
  other liabilities              27,307           5,022               821            33,150
                            -----------     -----------       -----------       -----------
TOTAL LIABILITIES             2,507,333         482,488            93,955         3,083,776

SHAREHOLDERS' EQUITY
Common stock                    231,767             600(B)            117(D)        239,892
Surplus                               0           4,600(B)          2,808(D)              0
Retained earnings                69,422          36,062             8,452           113,936
Treasury stock, at cost          (1,068)              0                 0            (1,068)
Unrealized net gain
  (losses) on securities
  available-for-sale,
  net of deferred income
  taxes                           2,707           3,506               236             6,449
Restricted stock awards            (444)              0                 0              (444)
                            -----------     -----------       -----------       -----------
TOTAL SHAREHOLDERS
  EQUITY                        302,384          44,768            11,613           358,765
                            ===========     ===========       ===========       ===========
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY      $ 2,809,717     $   527,256       $   105,568       $ 3,442,541
                            ===========     ===========       ===========       ===========

--------------------
See Notes to the Pro Forma Unaudited Consolidated Financial Statements on page
17.

             PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                              First                Sand Ridge                                Consolidated
                                            Financial              Financial                Hebron             Pro Forma
                                            ---------              ---------                ------             ---------
                                                            (Dollars in thousands, except per share data)

INTEREST INCOME:
  Loans, including fees                     $143,294                $18,029                 $4,787              $166,110
  Investment securities                       19,230                  8,152                    938                28,320
  Other                                          583                     83                    170                   836
                                            --------                -------                 ------               -------
  Total interest income                      163,107                 26,264                  5,895               195,266

INTEREST EXPENSE:
  Deposits                                    60,213                 12,245                  2,755                75,213
  Short-term borrowings                        3,311                    498                     58                 3,867
  Long-term borrowings                         2,400                    636                     89                 3,125
                                            --------                -------                 ------               -------
  Total interest expense                      65,924                 13,379                  2,902                82,205
                                            --------                -------                 ------               -------
  Net interest income                         97,183                 12,885                  2,993               113,061
  Provision for loan
    losses                                     4,066                  1,750                     80                 5,896
                                            --------                -------                 ------               -------
  Net interest income
    after provision for
    loan losses                               93,117                 11,135                  2,913               107,165
NONINTEREST INCOME                            24,176                  3,349                    436                27,961
NONINTEREST EXPENSES                          68,348                  9,200                  1,744                79,292
                                            --------                -------                 ------               -------
INCOME BEFORE INCOME
  TAXES                                       48,945                  5,284                  1,605                55,834
Income tax expense                            16,598                  1,265                    447                18,310
                                            --------                -------                 ------               -------
NET EARNINGS                                $ 32,347                $ 4,019                 $1,158               $37,524
                                            ========                =======                 ======               =======

NET EARNINGS PER COMMON SHARE
  Basic                                       $ 0.89                 $66.99                 $19.79                 $0.88
                                            ========                =======                 ======               =======
  Diluted                                      $0.88                 $66.99                 $19.79                 $0.87
                                            ========                =======                 ======               =======

AVERAGE SHARES
  OUTSTANDING                             36,418,481                 60,000  (A)            58,500  (C)       42,756,131
                                          ==========                 ======                 ======            ==========


--------------------
See Notes to the Pro Forma Unaudited Consolidated Financial Statements on page
17.

             PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997

                                          First                Sand Ridge                                  Consolidated
                                        Financial              Financial                Hebron               Pro Forma
                                        ---------             -----------               ------             ------------
                                                            (Dollars in thousands, except per share data)

INTEREST INCOME:
  Loans, including fees                   $  122,298                $16,808                 $4,753              $143,859
  Investment securities                       18,696                  6,134                    880                25,710
  Other                                          560                    721                    126                 1,407
                                          ----------                -------                 ------              --------
  Total interest income                      141,554                 23,663                  5,759               170,976

INTEREST EXPENSE:
  Deposits                                    51,810                 11,553                  2,407                65,770
  Short-term borrowings                        4,304                     13                    108                 4,425
  Long-term borrowings                           489                    396                     61                   946
                                          ----------                -------                 ------              --------
  Total interest expense                      56,603                 11,962                  2,576                71,141
                                          ----------                -------                 ------              --------
  Net interest income                         84,951                 11,701                  3,183                99,835
  Provision for loan
    losses                                     3,059                  1,350                     90                 4,499
                                          ----------                -------                 ------              --------
  Net interest income
    after provision for
    loan losses                               81,892                 10,351                  3,093                95,336
NONINTEREST INCOME                            19,507                  2,800                    287                22,594
NONINTEREST EXPENSES                          57,377                  8,385                  1,612                67,374
                                          ----------                -------                 ------              --------
INCOME BEFORE INCOME
  TAXES                                       44,022                  4,766                  1,768                50,556
Income tax expense                            14,364                  1,195                    564                16,123
                                          ==========                =======                 ======              ========
NET EARNINGS                              $   29,658                $ 3,571                 $1,204             $  34,433
                                          ==========                =======                 ======             =========

NET EARNINGS PER COMMONSHARE
  Basic                                       $ 0.82                 $59.51                 $20.58                 $0.81
                                          ==========                =======                 ======              ========
  Diluted                                     $ 0.81                 $59.51                 $20.58                 $0.80
                                          ==========                =======                 ======              ========

AVERAGE SHARES OUTSTANDING
                                          36,395,752                 60,000  (A)            58,500  (C)       42,733,402
                                      ===============        ===============        ===============        ==============

--------------------
See Notes to the Pro Forma Unaudited Consolidated Financial Statements on page
17.

             PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                          First                Sand Ridge                                  Consolidated
                                        Financial              Financial                Hebron               Pro Forma
                                        ---------              ---------                ------               ---------
                                                    (Dollars in thousands, except per share data)

INTEREST INCOME:
  Loans, including fees                   $  166,336                $22,642                 $6,443              $195,421
  Investment securities                       24,997                  8,498                  1,180                34,675
  Other                                          852                    982                    146                 1,980
                                      ---------------        ---------------        ---------------        --------------
  Total interest income                      192,185                 32,122                  7,769               232,076

INTEREST EXPENSE:
  Deposits                                    70,311                 15,719                  3,273                89,303
  Short-term borrowings                        5,518                     69                    133                 5,720
  Long-term borrowings                         1,004                    469                     80                 1,553
                                      ---------------        ---------------        ---------------        --------------
  Total interest expense                      76,833                 16,257                  3,486                96,576
                                      ---------------        ---------------        ---------------        --------------
  Net interest income                        115,352                 15,865                  4,283               135,500
  Provision for loan
    losses                                     4,736                  1,800                    120                 6,656
                                      ---------------        ---------------        ---------------        --------------
  Net interest income
    after provision for
    loan losses                              110,616                 14,065                  4,163               128,844
NONINTEREST INCOME                            26,977                  3,851                    384                31,212
NONINTEREST EXPENSES                          77,677                 11,229                  2,323                91,229
                                      ---------------        ---------------        ---------------        --------------
INCOME BEFORE INCOME
  TAXES                                       59,916                  6,687                  2,224                68,827
Income tax expense                            19,608                  1,694                    693                21,995
                                      ===============        ===============        ===============        ==============
NET EARNINGS                              $   40,308                $ 4,993                 $1,531             $  46,832
                                      ===============        ===============        ===============        ==============

NET EARNINGS PER COMMON SHARE
  Basic                                        $1.11                 $83.21                 $26.17                 $1.10
                                      ===============        ===============        ===============        ==============
  Diluted                                      $1.10                 $83.21                 $26.17                 $1.09
                                      ===============        ===============        ===============        ==============

AVERAGE SHARES OUTSTANDING
                                          36,402,415                 60,000  (A)            58,500  (C)       42,740,065
                                      ===============        ===============        ===============        ==============


--------------------
See Notes to the Pro Forma Unaudited Consolidated Financial Statements on page
17.

             PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                          First                Sand Ridge                                  Consolidated
                                        Financial              Financial                Hebron               Pro Forma
                                        ---------              ---------                ------               ---------
                                                            (Dollars in thousands, except per share data)

INTEREST INCOME:
  Loans, including fees                   $  144,941                $21,149                 $5,707              $171,797
  Investment securities                       25,377                  7,448                  1,474                34,299
  Other                                          957                    335                    151                 1,443
                                      ---------------        ---------------        ---------------        --------------
  Total interest income                      171,275                 28,932                  7,332               207,539

INTEREST EXPENSE:
  Deposits                                    65,907                 14,052                  3,419                83,378
  Short-term borrowings                        3,521                    271                    148                 3,940
  Long-term borrowings                           279                    149                     81                   509
                                      ---------------        ---------------
                                                                                    ---------------        --------------
  Total interest expense                      69,707                 14,472                  3,648                87,827
                                      ---------------        ---------------        ---------------        --------------
  Net interest income                        101,568                 14,460                  3,684               119,712
  Provision for loan
    losses                                     3,433                  1,440                    156                 5,029
                                      ---------------        ---------------        ---------------        --------------
  Net interest income
    after provision for
    loan losses                               98,135                 13,020                  3,528               114,683
NONINTEREST INCOME                            22,097                  3,277                    373                25,747
NONINTEREST EXPENSES                          71,261                  9,499                  2,057                82,817
                                      ---------------        ---------------        ---------------        --------------
INCOME BEFORE INCOME
  TAXES                                       48,971                  6,798                  1,844                57,613
Income tax expense                            15,031                  1,914                    581                17,526
                                      ===============        ===============        ===============        ==============
NET EARNINGS                              $   33,940                $ 4,884                 $1,263             $  40,087
                                      ===============        ===============        ===============        ==============

NET EARNINGS PER COMMON SHARE
  Basic                                        $0.96                 $81.39                 $21.59                 $0.96
                                      ===============        ===============        ===============        ==============
  Diluted                                      $0.96                 $81.39                 $21.59                 $0.96
                                      ===============        ===============        ===============        ==============

AVERAGE SHARES OUTSTANDING
                                          35,359,522                 60,000  (A)            58,500  (C)       41,697,172
                                      ===============        ===============        ===============        ==============

--------------------
See Notes to the Pro Forma Unaudited Consolidated Financial Statements on page
17.

             PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                          First                Sand Ridge                                  Consolidated
                                        Financial              Financial                Hebron               Pro Forma
                                        ---------              ---------                ------               ---------
                                                            (Dollars in thousands, except per share data)

INTEREST INCOME:
  Loans, including fees                   $  129,058                $20,072                 $5,335              $154,465
  Investment securities                       24,024                  6,577                  1,208                31,809
  Other                                          769                    705                    130                 1,604
                                      ---------------        ---------------        ---------------        --------------
  Total interest income                      153,851                 27,354                  6,673              $187,878

INTEREST EXPENSE:
  Deposits                                    59,413                 12,994                  3,040                75,447
  Short-term borrowings                        4,051                    385                    101                 4,537
  Long-term borrowings                            52                    679                     87                   818
                                      ---------------        ---------------        ---------------        --------------
  Total interest expense                      63,516                 14,058                  3,228                80,802
                                      ---------------        ---------------        ---------------        --------------
  Net interest income                         90,335                 13,296                  3,445               107,076
  Provision for loan
    losses                                     2,108                  1,040                    288                 3,436
                                      ---------------        ---------------        ---------------        --------------
  Net interest income
    after provision for
    loan losses                               88,227                 12,256                  3,157               103,640
NONINTEREST INCOME                            20,558                  2,999                    433                23,990
NONINTEREST EXPENSES                          63,345                  9,567                  2,103                75,015
                                      ---------------        ---------------        ---------------        --------------
INCOME BEFORE INCOME
  TAXES                                       45,440                  5,688                  1,487                52,615
Income tax expense                            13,651                  1,530                    460                15,641
                                      ===============        ===============        ===============        ==============
NET EARNINGS                              $   31,789                $ 4,158                 $1,027             $  36,974
                                      ===============        ===============        ===============        ==============

NET EARNINGS PER COMMON SHARE
  Basic                                        $0.95                 $69.30                 $17.56                 $0.93
                                      ===============        ===============        ===============        ==============
  Diluted                                      $0.95                 $69.30                 $17.56                 $0.93
                                      ===============        ===============        ===============        ==============

AVERAGE SHARES OUTSTANDING
                                          33,243,500                 60,000  (A)            58,500  (C)       39,581,150
                                      ===============        ===============        ===============        ==============

--------------------
See Notes to the Pro Forma Unaudited Consolidated Financial Statements on page
17.

       NOTES TO THE PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


GENERAL

         Reclassification of information has been made at times to provide consistency in the presentation of financial information for the corporations involved. These reclassifications are not material in nature and had no effect on net earnings.

         Listed below are certain costs that are directly attributable to the Merger with Sand Ridge Financial and some of these can reasonably be expected to be included in the expenses of First Financial during the next 12 months. At September 30, 1998, Sand Ridge Financial had not expensed any costs related to the Merger. The following costs were NOT considered in the preparation of the Pro Forma Unaudited Consolidated Financial Statements.

                   Classification                             Amount
                   --------------                             ------
                                   (Dollars in thousands)
                   Legal                                        $    245
                   Accounting                                        155
                   Financial advisor                               2,000
                   Regulatory filing fees                             25
                   Other                                              70
                                                                  ------
                   Total                                          $2,495
                                                                  ======


(A) First Financial is offering to exchange an aggregate total of 5,115,000 shares of First Financial Common Stock for outstanding shares of Sand Ridge Financial Common Stock. The exact number of First Financial shares to be issued for each share of Sand Ridge Financial Common Stock will be calculated by dividing 5,115,000 by the aggregate number of shares of Sand Ridge Financial Common Stock issued and outstanding immediately prior to the Effective Time. The Exchange Ratio will be appropriately adjusted in the event of the subdivision or split of the outstanding First Financial Common Stock, a capital reorganization, or a reclassification or recapitalization affecting First Financial Common Stock.

         If the Merger was consummated on __________ __, 1999, the Exchange Ratio would be 85.25 shares of First Financial Common Stock for each share of Sand Ridge Financial Common Stock.

(B) First Financial Common Stock and Sand Ridge Financial Common Stock do not have par values. Sand Ridge Financial Common Stock, however, has a stated value of $10.00 per share, while First Financial Common Stock does not have a stated value. Since First Financial Common Stock does not have a stated value, its capital accounts do not include an "additional paid-in capital" or "surplus" account. As a result, Sand Ridge Financial's additional paid in capital was transferred to its "common stock" account in the "consolidated pro forma" column, as shown in the table below:

                                                        Sand Ridge         Transfer         Sand Ridge
                                                         Financial           from           Financial
                                                          Actual           Surplus          Pro Forma
                                                          ------           -------          ---------
                                                                    (Dollars in thousands)

                   Common stock                           $     600         $ 4,600         $  5,200
                   Surplus                                    4,600          (4,600)               0
                                                           --------      ----------         --------
                   Total common stock and surplus          $  5,200      $        0         $  5,200
                                                           ========      ==========         ========

         The consolidated pro forma shareholders' equity per share was calculated assuming the issuance of 5,115,000 shares of First Financial Common Stock, which is the number of shares that would have been issued if the Merger was effective __________ __, 1999. The use of the number of shares is for illustrative purposes only and does not attempt to predict the actual number of shares that will be exchanged in the Merger.

(C) First Financial is offering to exchange an aggregate total of 1,222,650 shares of First Financial Common Stock for outstanding shares of Hebron Bancorp Common Stock. The exact number of First Financial shares to be issued for each share of Hebron Bancorp Common Stock will be calculated by dividing 1,222,650 by the aggregate number of shares of Hebron Bancorp Common Stock issued and outstanding immediately prior to the Effective Time for this merger. The Exchange Ratio will be appropriately adjusted in the event of the subdivision or split of the outstanding First Financial Common Stock, a capital reorganization, or a reclassification or recapitalization affecting First Financial Common Stock.

         If the Merger was consummated on __________ __, 1999, the Exchange Ratio would be 20.3775 shares of First Financial Common Stock for each share of Hebron Bancorp Common Stock.

(D) First Financial Common Stock and Hebron Bancorp Common Stock do not have par values. Hebron Bancorp Common Stock, however, has a stated value of $2.00 per share, while First Financial Common Stock does not have a stated value. Since First Financial Common Stock does not have a stated value, its capital accounts do not include an "additional paid-in capital" or "surplus" account. As a result, Sand Ridge Financial's additional paid in capital was transferred to its "common stock" account in the "consolidated pro forma" column, as shown in the table below:

                                                          Hebron           Transfer           Hebron
                                                          Bancorp            from            Bancorp
                                                          Actual           Surplus          Pro Forma
                                                          ------           -------          ---------
                                                                    (Dollars in thousands)

                   Common stock                             $     117      $   2,808             $  2,925
                   Surplus                                      2,808         (2,808)                   0
                                                             --------      ----------            --------
                   Total common stock and surplus            $  2,925      $        0            $  2,925
                                                             ========      ==========            ========

                               THE SPECIAL MEETING


         Sand Ridge Financial Corporation, an Indiana corporation ("Sand Ridge Financial"), is mailing this Proxy Statement-Prospectus to holders of shares of its common stock ("Sand Ridge Financial Common Stock") on or about March __, 1999, together with a notice of a Special Meeting of Shareholders (the "Special Meeting") and a form of proxy solicited by the Board of Directors of Sand Ridge Financial (the "Sand Ridge Board") for use at the Special Meeting.


TIME AND PLACE; PURPOSE

         The Special Meeting will be at the main office of Sand Ridge Bank, 2611 Highway Avenue, Highland, Indiana 46322, starting at 9:00 a.m., local time, on April 22, 1999. At the Special Meeting, you will be asked to consider and vote upon a proposal to approve a Plan and Agreement of Merger (the "Merger Agreement") dated December 16, 1998 by and between First Financial Bancorp., an Ohio corporation ("First Financial"), and Sand Ridge Financial. Pursuant to the Merger Agreement, Sand Ridge Financial will be merged into First Financial (the "Merger") and Sand Ridge Bank will become a wholly owned subsidiary of First Financial.


VOTING AND REVOCATION OF PROXIES

         You may use the accompanying proxy card if you are unable to attend the Special Meeting in person or wish to have your shares voted by proxy even if you do attend the Special Meeting. You may revoke any proxy that you give at any time before it is exercised, either by submitting a written notice of revocation or a properly executed proxy of a later date, or by attending the Special Meeting and voting in person. You should address the written notice of revocation and other communications with respect to the revocation of Sand Ridge Financial proxies to Sand Ridge Financial Corporation, 2611 Highway Avenue, Highland, Indiana 46322, Attention "Secretary."

         All shares of Sand Ridge Financial Common Stock represented by properly executed proxies received prior to or at the Special Meeting and not revoked before they are exercised will be voted in accordance with the instructions indicated in such proxies. If you do not specify how your proxy is to be voted, it will be voted "FOR" the Merger Agreement.

SOLICITATION OF PROXIES

         Sand Ridge Financial will pay the expenses of solicitation of proxies for the Special Meeting. In addition to solicitation by mail, proxies may be solicited in person by directors, officers and employees of Sand Ridge without additional compensation and by telephone, teletype, facsimile or similar method. Sand Ridge will also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners and to secure their voting instructions, if necessary. Sand Ridge Financial will reimburse these record holders for their reasonable expenses in forwarding such materials.


RECORD DATE AND VOTING RIGHTS

         RECORD DATE. The Sand Ridge Financial Board has fixed the close of business on March 8, 1999 as the record date for determining the Sand Ridge Financial shareholders entitled to notice of and to vote at the Special Meeting (the "Record Date"). You will be entitled to vote at the Special Meeting if you are a shareholder of record on the close of business on the Record Date. As of the Record Date, there were 60,000 shares of Sand Ridge Financial Common Stock outstanding and entitled to vote.

         VOTING RIGHTS. Each share of Sand Ridge Financial Common Stock entitles its holder to one vote.

         VOTE REQUIRED. As permitted by the Indiana Business Corporation Law (the "IBCL") and the Sand Ridge Financial Certificate of Incorporation, the affirmative vote of the holders of two-thirds of the shares of Sand Ridge Financial Common Stock outstanding on the Record Date is required to approve and adopt the Merger Agreement.

         As of the close of business on the Record Date, there were 60,000 shares of Sand Ridge Financial Common Stock outstanding and entitled to vote, and there were 337 holders of record of shares of Sand Ridge Financial Common Stock. On such date, the directors and executive officers of Sand Ridge Financial as a group beneficially owned 16,918 shares of Sand Ridge Financial Common Stock, an amount equal to 28.2% of the shares of Sand Ridge Financial Common Stock issued and outstanding on such date. The directors and executive officers have indicated their intention to vote for the Merger.

         If less than two-thirds of the outstanding shares of Sand Ridge Financial Common Stock are present at the Special Meeting, we expect that the Special Meeting will be postponed or adjourned for the purpose of allowing additional time for soliciting and obtaining additional proxies or votes. At any subsequent reconvening of the Special Meeting, we will vote all proxies in the same manner as they would have been voted at the original convening of the Special Meeting, except for any proxies that have been revoked or withdrawn.

         ABSTENTIONS AND BROKER NON-VOTES. A properly executed proxy marked "Abstain" will not be voted on the Merger Agreement proposal. Also, brokers who hold Sand Ridge Financial Common Stock in "street" name for customers can not vote these shares on the Merger Agreement proposal without specific instructions from their customers.

         SINCE APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF AT LEAST TWO-THIRDS OF THE OUTSTANDING SHARES OF SAND RIDGE FINANCIAL COMMON STOCK, YOUR FAILURE TO VOTE, YOUR ABSTENTION OR, IF YOUR SHARES ARE HELD IN "STREET" NAME, YOUR FAILURE TO INSTRUCT YOUR BROKER ALL WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER. ACCORDINGLY, THE SAND RIDGE FINANCIAL BOARD URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

                                   THE MERGER


         This section of the Proxy Statement-Prospectus describes certain of the more important aspects of the Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which is set forth in Appendix A to this Proxy Statement-Prospectus. All shareholders are urged to read the Merger Agreement in its entirety.


BACKGROUND OF AND REASONS FOR THE MERGER

         As part of its continuing efforts to maximize shareholder value, Sand Ridge Financial's Board of Directors has considered various strategic options from time to time, including the possibility of seeking a merger with another financial institution.

         In recent years, there has been, and there continues to be, substantial consolidation in the United States banking and financial services industry. This trend is necessarily of concern to smaller institutions like Sand Ridge Financial because larger entities that emerge from consolidations may acquire substantial competitive advantages. Sand Ridge Financial has been dedicated to the goal of providing superior banking services, and in analyzing strategic alternatives has always sought to ensure that the alternatives being considered can reasonably be expected to result in improved services as well as enhanced shareholder value.

         In May of 1998, the Sand Ridge Financial Board decided to obtain independent assistance in a strategic review of available options. The Sand Ridge Financial Board retained outside financial advisors, Hovde Financial, Inc. ("Hovde"), to assist Sand Ridge Financial in reviewing market conditions and in evaluating strategic alternatives. Prior to retaining Hovde, some of the directors of the Sand Ridge Financial Board interviewed members of an unrelated client to whom Hovde had provided investment banking services. In making its selection, the Sand Ridge Financial Board determined to its satisfaction that Hovde had extensive experience in advising financial institutions regarding strategic alternatives, had a sizeable staff with the desired qualifications and provided a fee estimate that was fair and reasonable.

         Hovde presented its strategic review materials to Sand Ridge Financial's Board on June 4, 1998. After careful and thorough discussion of the various alternatives, Sand Ridge Financial's Board determined to consider the merger of Sand Ridge Financial.

         In seeking potential acquirers, Sand Ridge Financial's Board had a number of criteria for selecting a merger partner. The criteria included:

         a.       active and broad marketability of acquirer's stock;
         b. a control premium that reflected Sand Ridge Financial's financial condition;
         c. attractive relative valuation of acquirer's stock with prospects for price appreciation better than those for Sand Ridge Financial's stock;
         d. a transaction with little or no adverse tax consequences for the shareholders;
         e.       possible higher dividends for shareholders;

         f. a sizeable acquirer with a diversified product base and revenue stream;
         g. benefit plans which were comparable to Sand Ridge Financial's plans;
         h.       minimal dislocation of employees;
         i. a willingness to retain Sand Ridge Bank as a separate subsidiary;
         j.       an acquirer which was a good corporate citizen;
         k. an acquirer which would maintain a diverse and competitive source of commercial bank products and services for Sand Ridge Financial's customers; and
         l.       as few contingencies as possible to closing.

         The Board authorized Hovde to contact a number of other bank holding companies to assess their interest in pursuing a strategic affiliation with Sand Ridge Financial. Institutions contacted included companies which Sand Ridge Financial and Hovde believed would have strategic interest in Sand Ridge Financial and the financial ability to acquire Sand Ridge Financial. After receipt of written preliminary indications of interest from five companies, subject to due diligence, three companies were offered the opportunity to conduct a detailed business review of Sand Ridge Financial in order to formulate a firm offer which would not be conditional upon the performance of a further business review by the offeror. All three companies availed themselves of this opportunity. In October, 1998, each of the three conducted in-depth examinations of the books, records and operations of Sand Ridge Financial and had discussions with executive management and the Board of Directors.

         Upon conclusion of their examinations, each of the companies that had conducted a business review submitted offers for stock.

         After careful review of the consideration offered and of the merger selection criteria, the Sand Ridge Financial Board determined on November 3, 1998, that the stock offer from First Financial was the most attractive offer. The stock offer from First Financial was at a fixed Exchange Ratio, except in certain limited circumstances, of 85.25 shares of First Financial common Stock for each share of Sand Ridge Financial's Common Stock, producing a price of approximately $2,266.00 per Sand Ridge Financial share, based on First Financial's share price on October 29, 1998.

         In addition to determining that the consideration offered by First Financial was superior to other offers, the Sand Ridge Financial Board determined that First Financial and First Financial's offer favorably satisfied the merger criteria previously established by the Sand Ridge Financial Board. Specifically, the Sand Ridge Financial Board found that, among favorable criteria, First Financial's offer would:

         a. afford a control premium to the shareholders of Sand Ridge Financial because the offer was valued by Hovde at approximately 310% of book value;
         b. provide a marketable security to Sand Ridge Financial shareholders because First Financial stock is actively traded on the Nasdaq National Market System;
         c. provide no current, adverse tax consequence to Sand Ridge Financial shareholders, except for cash received for fractional shares and cash paid to dissenting shareholders who exercise dissenter's rights;
         d. provide higher dividends for Sand Ridge Financial shareholders;

         e. provide for a merger with a bank holding company with $2.8 billion in assets and which operates five Ohio, one Michigan and nine Indiana financial institution affiliates with a total of 105 banking office locations;
         f. provide benefit plans comparable to Sand Ridge Financial plans;
         g. maintain a diverse and competitive source of commercial bank products and services for Sand Ridge Financial's customers;
         h. retain Sand Ridge Bank as a separate subsidiary which would allow autonomy in Sand Ridge Bank's operations thereby also probably resulting in minimal dislocation of employees;
         i. provide for only one business contingency, other than contingencies that would be required in the normal course for any merger transaction, that the transaction be treated as a pooling-of-interests for accounting purposes; and
         j. provide a price protection mechanism, permitting Sand Ridge Financial to terminate the merger if there is a sustained decline in First Financial's Common Stock value relative to a peer group of comparable companies, unless First Financial elects to adjust the Exchange Ratio to increase the number of First Financial shares exchanged for each share of Sand Ridge Financial Common Stock.

         In addition, the banking philosophy of First Financial, emphasizing community banking and the autonomy of its subsidiaries, was of major importance to the Sand Ridge Financial Board.

         In reviewing its initial merger criteria as well as the consideration offered by each potential merger party, the Sand Ridge Financial Board determined that the offer from First Financial was superior because it provided a higher consideration and favorably met more of the criteria considered by the Sand Ridge Financial Board.

         After these deliberations, the Sand Ridge Financial Board, with the assistance of Hovde and Barnes & Thornburg, general legal counsel, entered into negotiations toward a definitive agreement with First Financial. Following negotiation of the Merger Agreement, the Sand Ridge Financial Board concluded that the Merger would be in the best interest of Sand Ridge Financial and its shareholders. On December 16, 1998, the Sand Ridge Financial Board approved the Merger and the Merger Agreement. Based on its review, the Sand Ridge Financial Board concluded the proposed Merger would be in the best interests of the shareholders of Sand Ridge Financial and its customers, and of the communities which Sand Ridge Financial serves. Accordingly, the Sand Ridge Financial Board recommends that Sand Ridge Financial shareholders vote "FOR" the Merger.

OPINION OF FINANCIAL ADVISOR TO SAND RIDGE FINANCIAL

         In addition to the December 16, 1998 preliminary fairness opinion, Hovde Financial, Inc. ("Hovde") has delivered to the Sand Ridge Financial Board its updated fairness opinion, dated as of the date of this Proxy Statement-Prospectus that, based upon and subject to the various considerations set forth in such opinion, the Exchange Ratio is fair from a financial point of view to the holders of Sand Ridge Financial Common Stock as of such date. In requesting Hovde's advice and opinion, no limitations were imposed by Sand Ridge Financial upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the updated fairness opinion of Hovde, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, and which does not materially differ from the December 16, 1998 preliminary fairness opinion, is attached hereto as Appendix B. Holders of Sand Ridge Financial Common Stock should read this opinion in its entirety.

         Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. Sand Ridge Financial's Board of Directors selected Hovde to act as its financial advisor in connection with the Merger on the basis of the firm's reputation and expertise in transactions such as the Merger.

         Hovde will receive a fee contingent upon the completion of the Merger for services rendered in connection with advising Sand Ridge Financial regarding the Merger, including the fairness opinion and financial advisory services provided to Sand Ridge Financial, plus reimbursement of out-of-pocket expenses. As of the date of the preliminary fairness opinion, such fee would be approximately $2.0 million and Hovde has received approximately $400,000 of such fee.

         HOVDE'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SAND RIDGE FINANCIAL COMMON STOCK AS TO HOW SUCH HOLDER SHOULD VOTE AT THE SAND RIDGE FINANCIAL MEETING. THE SUMMARY OF THE OPINION OF HOVDE SET FORTH IN THIS PROXY STATEMENT-PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

         The following is a brief summary of the analyses performed by Hovde in connection with its fairness opinion:

         During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating condition of Sand Ridge Financial and First Financial and material prepared in connection with the Merger, including, among other things, the following: (i) the Merger Agreement; (ii) certain historical publicly available information concerning Sand Ridge Financial and First Financial; (iii) the nature and terms of recent merger transactions; and (iv) financial and other information provided to Hovde by the management of Sand Ridge Financial and First Financial. Hovde conducted meetings and had discussions with members of senior management of Sand Ridge Financial and First Financial for purposes of reviewing the future prospects of Sand Ridge Financial and First Financial. Hovde also took into account its experience in other transactions, as well as its knowledge of the commercial banking and thrift industries and its general experience in securities valuations.

         In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the Merger Agreement. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of Sand Ridge Financial. Hovde assumed and relied upon the accuracy and completeness of the publicly available and other financial and other information provided to it, relied upon the representations and warranties of Sand Ridge Financial and First Financial made pursuant to the Merger Agreement, and did not independently attempt to verify any of such information.

         In connection with its opinion, Hovde performed various analyses with respect to Sand Ridge Financial. The following is a brief summary of such analyses, certain of which were presented to the Sand Ridge Financial Board by Hovde on December 16, 1998.

         IMPLIED OFFER VALUE ANALYSIS BASED ON FIRST FINANCIAL HISTORICAL TRADING VALUATION. Hovde reviewed the implied offer value per share to Sand Ridge Financial Common Stock based on the price of First Financial Common Stock at different intervals during the period commencing 90 trading days prior to December 14, 1998, using the 5-day, 10-day, 15-day, 20-day, 30-day, 60-day and 90-day average closing price of First Financial Common Stock during such period. Using such average closing prices, Hovde observed that the implied value per share to Sand Ridge Financial Common Stock was between $2,250.47 and $2,595.33 during such period.

         ANALYSIS OF SELECTED MERGERS. As part of its analysis, Hovde reviewed comparable mergers involving banks headquartered in the Midwest announced since January 1, 1997, in which the total assets of the seller were between $250 million and $1 billion and the tangible equity to assets ratio of the seller was between 6.0% and 12.0% (15 transactions) (the "Midwest Merger Group"). For each transaction in the Midwest Merger Group, Hovde calculated the multiple of the Offer Value to the acquired company's earnings per share ("EPS") for the twelve months preceding ("LTM") the announcement date of the transaction; the multiple of the Offer Value to the acquired company's book value per share and tangible book value per share; and the tangible book value premium to core deposits, each as of the announcement date of the transaction.

         The calculations for the Midwest Merger Group yielded a range of multiples of offer value to LTM EPS of 15.5x to 30.2x, with an average of 20.7x and a median of 21.0x; a range of multiples of offer value to book value of 1.39x to 3.78x, with an average of 2.53x and a median of 2.62x; a range of multiples of offer value to tangible book value of 1.43x to 4.03x, with an average of 2.68x and a median of 2.74x; and a range of tangible book value premium to core deposits of 5.19% to 31.38%, with an average of 18.65% and a median of 19.66%.

         Hovde compared these multiples with the corresponding multiples for the Merger, valuing the shares of First Financial Common Stock that would be received pursuant to the Merger Agreement at $2,514.88 per share of Sand Ridge Financial Common Stock. In calculating the multiples for the Merger, Hovde used Sand Ridge Financial's EPS for the 12 months ended September 30, 1998, and Sand Ridge Financial's book value per share, tangible book value per share, and total deposits as of September 30, 1998, and Hovde calculated that Sand Ridge Financial's LTM EPS for such 12 month period, book value per share, tangible book value per share and tangible book value premium to core deposits as of September 30, 1998 were 25.5 times, 3.35 times, 3.35 times, and 26.38%, respectively.

         DISCOUNTED CASH FLOW ANALYSIS. Hovde performed a discounted cash flow analysis to determine a present value per share of Sand Ridge Financial Common Stock assuming Sand Ridge Financial continued to operate as a stand-alone entity and was acquired at a later date. This present value was determined by projecting Sand Ridge Financial's after-tax net income for the five years ended December 31, 1998 through 2002. The "terminal value" per share (i.e., the projected 2002 value per share) of Sand Ridge Financial Common Stock was determined by applying a price to earnings multiple of 20.7 times against Sand Ridge Financial's projected earnings at December 31, 2002. The present value of the terminal value was then determined using an annual discount rate of 11.0%. The above calculations resulted in a net present value per fully diluted share of Sand Ridge Financial Common Stock of $1,926.44 per share.

         CONTRIBUTION ANALYSIS. Hovde prepared a contribution analysis showing percentages of assets, loans, deposits and common equity at September 30, 1998, and estimated 1998 net income and estimated 1999 net income that would be contributed to the combined company on a pro-forma basis by Sand Ridge Financial and First Financial. This analysis showed, assuming an Exchange Ratio of 85.25, that Sand Ridge Financial, as of September 30, 1998, would contribute 15.85% of pro forma consolidated total assets, 11.71% of net loans, 16.36% of total deposits, 12.96% of common equity, 11.90% of estimated 1998 net income and 12.00% of estimated 1999 net income. This analysis showed that holders of Sand Ridge Financial Common Stock would own approximately 12.32% of the pro-forma common shares outstanding of First Financial.

         FINANCIAL IMPLICATIONS TO HOLDERS OF SAND RIDGE FINANCIAL COMMON STOCK. Hovde prepared an analysis of the financial implications of the First Financial offer to a holder of Sand Ridge Financial Stock. This analysis indicated that on a pro forma equivalent basis, assuming the Exchange Ratio of 85.25 and excluding any potential cost saving and revenue enhancement opportunities, a stockholder of Sand Ridge Financial would achieve approximately 3.5% accretion in earnings per share, an increase in dividends per share of approximately 170.0% and a decrease in book value per share of approximately 5.4% in 1998 as a result of the consummation of the Merger. Assuming that the projected earnings per share and dividends per share do not materially change from historical growth rate levels, the holders of Sand Ridge Financial Common Stock will experience an increase of approximately 14.7% in earnings per share, an increase of approximately 212.6% in dividends per share, and a decrease of approximately 14.5% in book value per share in 2002 as a result of the consummation of the Merger.

         COMPARATIVE SHAREHOLDER RETURNS. Hovde presented an analysis of comparative theoretical stockholder returns in several scenarios, including Sand Ridge Financial remaining independent, Sand Ridge Financial being acquired in 2002, Sand Ridge Financial being acquired by First Financial through the Merger and Sand Ridge Financial being acquired by First Financial through the Merger with First Financial in turn being acquired in 2002. This analysis, which was based on the net present value of projected dividend streams and projected common stock valuations (using the current price-to-earnings multiples), indicated total shareholder returns of 13.99% if Sand Ridge Financial remained independent, 27.58% for a merger in 2002, 37.07% based on the acceptance of the offer from First Financial at the Exchange Ratio of 85.25 First Financial shares per Sand Ridge Financial share, and 43.65% based on the acceptance of the offer from First Financial at the Exchange Ratio of 85.25 First Financial shares per Sand Ridge Financial share and First Financial in turn being acquired in 2002.

         Although the summary set forth above does not purport to be a complete description of the analyses performed by Hovde, the most material aspects of the analyses performed by Hovde in rendering its opinion have been summarized above. However, the preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Hovde believes that its analysis and the summary set forth above must be considered as a whole and that selecting portions of its analysis, without considering all factors and analysis, would create an incomplete view of the process underlying the analysis by which Hovde reached its opinion. In addition, Hovde may have given various analyses more or less weight than other analyses. Also, Hovde may have deemed various assumptions more or less probable than other assumptions so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Hovde's view of the actual value of Sand Ridge Financial or the combined company.

         In performing its analysis, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Sand Ridge Financial and First Financial. The analysis performed by Hovde is not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analysis. Such analysis was prepared solely as part of Hovde's analysis of the fairness of the Exchange Ratio, from a financial point of view, to the holders of Sand Ridge Financial Common Stock. The analysis does not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde used in its analysis various projections of future performance prepared by the management of Sand Ridge Financial. The projections are based on numerous variables and assumptions, which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those assumed in the projections and any related analysis. Hovde's opinion does not address the relative merits of the Merger as compared to any other business combination in which Sand Ridge Financial might engage. In addition, as described above, Hovde's opinion to the Sand Ridge Financial Board was one of many factors taken into consideration by the Sand Ridge Financial Board in making its determination to approve the Merger Agreement.

         Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the Exchange Ratio was fair from a financial point of view to the holders of Sand Ridge Financial Common Stock. Hovde's fairness opinion does not take into account any adjustment to the Merger Consideration that may be provided for in the Merger Agreement.

         THE SUMMARY OF THE PRESENTATION BY HOVDE TO THE SAND RIDGE FINANCIAL BOARD AS SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF SUCH PRESENTATION. THE PREPARATION OF A FAIRNESS OPINION INVOLVES VARIOUS DETERMINATIONS AS TO THE MOST APPROPRIATE AND RELEVANT METHODS OF FINANCIAL ANALYSES AND THE APPLICATION OF THOSE METHODS TO THE PARTICULAR CIRCUMSTANCES, AND, THEREFORE, SUCH AN OPINION IS NOT READILY SUSCEPTIBLE TO SUMMARY DESCRIPTION. FURTHERMORE, IN ARRIVING AT ITS OPINION, HOVDE DID NOT ATTRIBUTE ANY PARTICULAR WEIGHT TO ANY ANALYSIS OR FACTOR CONSIDERED BY IT, BUT RATHER MADE QUALITATIVE JUDGMENTS AS TO THE SIGNIFICANCE AND RELEVANCE OF EACH ANALYSIS AND FACTOR. ACCORDINGLY, HOVDE BELIEVES THAT ITS ANALYSES AND THE SUMMARY SET FORTH ABOVE MUST BE CONSIDERED AS A WHOLE AND THAT SELECTING PORTIONS OF ITS ANALYSES, WITHOUT CONSIDERING ALL FACTORS AND ANALYSES, COULD CREATE AN INCOMPLETE VIEW OF THE PROCESS UNDERLYING THE ANALYSES SET FORTH IN ITS REPORT TO THE SAND RIDGE FINANCIAL BOARD AND ITS FAIRNESS OPINION. IN PERFORMING ITS ANALYSES, HOVDE MADE NUMEROUS ASSUMPTIONS WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE BEYOND THE CONTROL OF SAND RIDGE FINANCIAL OR FIRST FINANCIAL. THE ANALYSES PERFORMED BY HOVDE ARE NOT NECESSARILY INDICATIVE OF ACTUAL VALUES OR ACTUAL FUTURE PERFORMANCE.

MANAGEMENT FOLLOWING THE MERGER

         If the Merger is consummated, Sand Ridge Financial and First Financial will merge into a single corporation and First Financial will be the surviving corporation. The directors of First Financial at the Effective Time of the Merger will be the directors of the surviving corporation until their respective successors are duly elected and qualified. The Merger Agreement includes an agreement by First Financial to appoint promptly after the Effective Time a mutually agreeable member of Sand Ridge Bank's Board of Directors to First Financial's Board of Directors. First Financial intends to appoint Mr. Bruce E. Leep and Mr. Leep has agreed to accept the appointment. Subject to the authority of the Board of Directors as provided by law and the Regulations of the surviving corporation, the officers of First Financial at the Effective Time will be the officers of the Surviving Corporation.

         If the Merger is consummated, Sand Ridge Bank, Sand Ridge Financial's only subsidiary, will become a wholly owned subsidiary of First Financial. The directors of Sand Ridge Bank at the Effective Time will continue to be directors until their successors are duly elected and qualified by First Financial as sole shareholder. Subject to the authority of the Board of Directors of Sand Ridge Bank as provided by its Code of By-Laws and as provided by law, the officers of Sand Ridge Bank at the Effective Time will continue to be the officers of Sand Ridge Bank until their successors are duly elected and qualified.

         Effective January 18, 1999, Mr. James C. Hall was appointed president-elect of Sand Ridge Bank. Prior to joining Sand Ridge Bank, Mr. Hall was president and chief executive officer of Fidelity Federal Savings Bank ("Fidelity"), a wholly owned subsidiary of First Financial. Mr. Hall is still an employee and a director of Fidelity. Upon completion of the Merger, Mr. Leep, who is currently chairman, president and chief executive officer of Sand Ridge Bank, will retire from the office of president, but continue as chairman and chief executive officer, and Sand Ridge Bank will elect Mr. Hall as a director and president and chief operating officer of Sand Ridge Bank. At that time, Mr. Hall will resign as a director of Fidelity. However, Mr. Hall will remain an employee of Fidelity while serving as an officer of Sand Ridge Bank, until the First Financial Bancorp. Thrift Plan is extended to eligible employees of Sand Ridge Bank, pursuant to the terms of the Merger Agreement. It is anticipated that this will take place on January 1, 2000. Until the Effective Time, First Financial will reimburse Fidelity's expenses for employing Mr. Hall.

         First Financial and Sand Ridge Bank have entered into the foregoing arrangement in anticipation of the retirement of Mr. Leep. First Financial and Sand Ridge Bank agree that, if the Merger is completed, Mr. Hall will be the appropriate person to succeed Mr. Leep. In order to ensure a smooth transition between Mr. Leep and Mr. Hall, it is the desire of both First Financial and Sand Ridge Bank that Mr. Hall become acquainted with the operations, employees and customers of Sand Ridge Bank as soon as possible. In order to maintain Mr. Hall's employment should the Merger be terminated, and in order to preserve Mr. Hall's benefits as an employee of First Financial, Mr. Hall will remain an employee of Fidelity until the time specified above.

INTEREST OF CERTAIN PERSONS IN THE MERGER

         The directors and officers of Sand Ridge Financial and Sand Ridge Bank have certain interests in the Merger in addition to their interests as shareholders of Sand Ridge Financial generally. The Board of Directors of Sand Ridge Financial was aware of these interests and considered them, among others, in approving the Merger Agreement.

         The Merger Agreement contains certain provisions regarding employee benefits. As soon as practicable after the Effective Date of the Merger, First Financial will make available to eligible employees and officers of Sand Ridge Bank employee benefit plans comparable to the plans then made available to similarly situated employees of other First Financial subsidiaries. Employee benefit plans, fringe benefits and other employee practices and policies in effect at Sand Ridge Bank immediately prior to the Effective Time will continue in effect until modified or terminated by First Financial.

         The First Financial Bancorp. Thrift Plan (the "Thrift Plan"), which is a 401-K Plan, and the First Financial Bancorp. Employees' Pension Plan (the "First Financial Pension Plan") cover the majority of the employees of First Financial and its subsidiaries. All employees who are 21 years of age and have completed one year of service are covered. The Thrift Plan is voluntary and participants may contribute up to 12.0% of base salary to the plan. Subject to the limitation described below, First Financial subsidiaries contribute $0.50 for each $1.00 a participant contributes. The matching contribution by First Financial subsidiaries is limited to 3.00% of each participant's base salary and all contributions become fully vested when made. Participants are 100% vested in the Pension Plan after five years of credited service. For more information about First Financial's Thrift Plan and Pension Plan, see First Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, previously incorporated by reference.

         The Sand Ridge Bank Profit Sharing and 401(k) Plan contains provisions for a 401(k) plan (the "Sand Ridge Bank 401(k) Plan") and a profit sharing plan (the "Sand Ridge Bank Profit Sharing Plan"). The Sand Ridge Bank 401(k) Plan will continue in effect until the first January 1 or July 1 coinciding with or next following the Effective Time (the "Initial Entry Date"), at which time participants in the Sand Ridge Bank 401(k) Plan will become fully vested in their plan accounts to the extent required by Law. No contributions will be permitted to the Sand Ridge Bank 401(k) Plan with respect to compensation paid after the Initial Entry Date. Contributions to the Sand Ridge Bank Profit Sharing Plan will be made, but only with respect to operations before the Initial Entry Date. On or after the Initial Entry Date, the Sand Ridge Bank 401(k) Plan may be maintained as a frozen plan for an indefinite period or merged into First Financial's Thrift Plan. As of the Initial Entry Date, Sand Ridge Bank employees and officers may participate in First Financial's Thrift Plan. Service with Sand Ridge Bank prior to the Effective Time will be counted for eligibility and vesting purposes under the Thrift Plan.

         If the Merger is consummated, Sand Ridge Bank employees will be eligible to participate in the First Financial Pension Plan. The Sand Ridge Bank Profit Sharing Plan will either continue as a frozen plan or will be terminated and participants' accounts distributed in accordance with the terms of the Sand Ridge Bank Profit Sharing Plan, the Internal Revenue Code, and the Employee Retirement Income Security Act of 1974 ("ERISA").

         If any employee of Sand Ridge Financial or Sand Ridge Bank at the Effective Time is terminated without cause within one year of the Effective Time, Sand Ridge Bank, as a subsidiary of First Financial, will pay the employee, upon receipt of a release of all claims in a form satisfactory to Sand Ridge Bank and First Financial, a termination fee equal to the greater of four weeks' salary or one week's salary multiplied by the number of full years of service with Sand Ridge Bank.

         The directors and executive officers of Sand Ridge Financial have indicated their intention to vote the shares of Sand Ridge Financial Common Stock held by them in favor of the Merger Agreement. On the Record Date, such directors and executive officers as a group beneficially owned an aggregate of 16,918 shares of Sand Ridge Financial Common Stock, which represented 28.2% of the shares issued and outstanding at that date.

DISSENTERS' RIGHTS

         Under Indiana Code Chapter 23-1-44, any holder of record of Sand Ridge Financial Common Stock who does not vote in favor of the Merger may exercise dissenting shareholder rights and demand payment in cash for the fair value of such holder's shares by complying with the requirements of Chapter 23-1-44. For purposes of Chapter 23-1-44, the fair value of a dissenting shareholder's shares is the value of the shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless the exclusion would be inequitable.

         Set forth below is a summary of the procedures relating to the exercise of statutory dissenters' rights ("Dissenters' Rights"). THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY EXPRESS REFERENCE TO APPLICABLE INDIANA LAW, INCLUDING INDIANA CODE CHAPTER 23-1-44, A COPY OF WHICH IS APPENDED AS APPENDIX C TO THIS PROXY STATEMENT AND INCORPORATED HEREIN. ANY SHAREHOLDER OF SAND RIDGE FINANCIAL CONTEMPLATING EXERCISING DISSENTERS' RIGHTS WITH RESPECT TO SAND RIDGE FINANCIAL COMMON STOCK IS URGED TO REVIEW CAREFULLY SUCH PROVISIONS AND TO CONSULT AN ATTORNEY, BECAUSE DISSENTERS' RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS UNDER CHAPTER 23-1-44 ARE NOT FULLY AND PRECISELY SATISFIED. EACH STEP MUST BE TAKEN IN STRICT COMPLIANCE WITH THE APPLICABLE PROVISIONS OF CHAPTER 23-1-44 IN ORDER FOR HOLDERS TO PERFECT DISSENTERS' RIGHTS.

         Under Chapter 23-1-44, a Sand Ridge Financial shareholder of record for the Special Meeting who desires to assert Dissenters' Rights must (i) deliver to Sand Ridge Financial before the shareholder vote is taken written notice of the shareholder's intent to demand payment in cash for shares owned if the Merger is effectuated, AND (ii) not vote the shareholder's shares in favor of the Merger, either in person or by proxy. Dissenting shareholders cannot dissent as to only some but not all of the shares of Sand Ridge Financial Common Stock registered in their names, except in limited circumstances. Dissenting shareholders may send their written notice to Terry L. Saxsma, Vice President, Secretary/Treasurer, Sand Ridge Financial Corporation, 2611 Highway Avenue, P.O. Box 1929, Highland, IN 46322.

         In the event the Merger is approved by the Sand Ridge Financial shareholders, Sand Ridge Financial (hereinafter sometimes referred to for purposes of this section as the "Corporation") must mail or deliver a written notice of dissenters' rights (the "Notice to Dissenters") to each dissenting shareholder satisfying the above conditions within ten (10) days after shareholder approval has occurred, which Notice to Dissenters must:

         (a) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

         (b) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         (c) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed Merger, which was December 16, 1998, and requires that the dissenting shareholder certify whether or not that shareholder acquired beneficial ownership of the shares before that date;

         (d) set a date by which the Corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the Notice to Dissenters is delivered; and

         (e)      be accompanied by a copy of Indiana Code Chapter 23-1-44.


         A Sand Ridge Financial shareholder who is sent such a Notice to Dissenters must then (i) demand payment for the shareholder's shares of Sand Ridge Financial Common Stock, (ii) certify whether the shareholder acquired beneficial ownership of the Sand Ridge Financial Common Stock before the date set forth in the Notice to Dissenters and (iii) deposit the shareholder's certificates representing shares of Sand Ridge Financial Common Stock in accordance with the terms of the Notice to Dissenters. IF THE SAND RIDGE FINANCIAL SHAREHOLDER FAILS TO TAKE THESE STEPS, HE OR SHE WILL NOT BE ENTITLED TO PAYMENT FOR THE SHAREHOLDER'S SHARES THROUGH THE DISSENTERS' RIGHTS PROCESS AND WILL BE CONSIDERED TO HAVE VOTED HIS OR HER SHARES IN FAVOR OF THE MERGER.

         A SAND RIDGE FINANCIAL SHAREHOLDER WHO DESIRES TO EXERCISE DISSENTERS' RIGHTS CONCERNING THE MERGER BUT WHO DOES NOT COMPLY WITH THE PRELIMINARY CONDITIONS DESCRIBED ABOVE WILL BE CONSIDERED NOT TO BE ENTITLED TO RIGHTS UNDER INDIANA CODE CHAPTER 23-1-44. SHAREHOLDERS WHO EXECUTE AND RETURN THE ENCLOSED PROXY BUT DO NOT SPECIFY A CHOICE ON THE MERGER PROPOSAL WILL BE DEEMED TO HAVE VOTED IN FAVOR OF THE MERGER AND ACCORDINGLY TO HAVE WAIVED THEIR DISSENTER'S RIGHTS, UNLESS THE SHAREHOLDER REVOKES THE PROXY PRIOR TO ITS BEING VOTED AND SATISFIES THE OTHER REQUIREMENTS OF INDIANA CODE CHAPTER 23-1-44.

         Upon consummation of the Merger, the Corporation will pay each dissenting shareholder who has complied with all statutory requirements and the dissenter's notice, and who was the beneficial owner of Sand Ridge Financial Common Stock prior to December 16, 1998 (the date the Merger proposal was first publicly announced), the Corporation's estimate of the fair value of the shares as of the time immediately prior to the Merger, excluding any appreciation in value in anticipation of the Merger. For those dissenters who became beneficial owners of shares on or after December 16, 1998, the Corporation will upon consummation of the Merger provide the Corporation's estimate of fair value, but may withhold payment of the fair value of the shares until the dissenting shareholder agrees to accept the estimated fair value amount in full satisfaction of the dissenting shareholder's demand or until the Corporation is otherwise directed by a court of competent jurisdiction.

         If the dissenting shareholder believes the amount paid or estimated by the Corporation is less than the fair value for his or her shares of Sand Ridge Financial Common Stock or if the Corporation fails to make payment to the dissenting shareholder within sixty (60) days after the date set for demanding payment, the dissenting shareholder may notify the Corporation in writing of the shareholder's own estimate of the fair value of his or her shares and demand payment of his or her estimate (less the amount of any payment made by the Corporation for the shares to the dissenting shareholder). Such a demand for payment must be made in writing within thirty (30) days after the Corporation has made payment for the dissenting shareholder's shares or has offered to pay the Corporation's estimate of fair value for the dissenting shareholder's shares. The Corporation will not give further notice to the dissenting shareholder of this deadline. A dissenting shareholder who fails to make the demand within this time waives the right to demand payment for the shareholder's shares.

         The Corporation can elect to agree with the dissenting shareholder's fair value demand or if a demand for payment remains unsettled, the Corporation must commence a proceeding in the circuit or superior court of Lake County within sixty (60) days after receiving the payment demand from the dissenting shareholder and petition the court to determine the fair value of the shares. If the Corporation fails to commence the proceeding within the sixty (60) day period, it must pay each dissenting shareholder whose demand remains unsettled the amount demanded. The Corporation must make all dissenting shareholders whose demands remain unsettled parties to the proceeding and all parties must be served a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenting shareholder's shares, plus interest, exceeds the amount paid by the Corporation.

         The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess these costs and the fees and expenses of counsel and experts for the respective parties against the parties in amounts the court finds equitable.

         Every Sand Ridge Financial shareholder who does not deliver a notice of intent to demand payment for his or her shares as aforesaid, or who votes in favor of the Merger, is bound by the vote of the assenting shareholders and will have no right to dissent and to demand payment of the fair value of the shareholder's shares of Sand Ridge Financial Common Stock as a result of the Merger. Such a shareholder will only be entitled to the same consideration described herein to be offered to every other assenting Sand Ridge Financial shareholder as a result of the Merger. Voting against the Merger does not in itself constitute the notice of intent to demand payment required by Indiana Code Chapter 23-1-44.

         The Board of Directors of Sand Ridge Financial has determined that the Merger is advisable and in the best interest of Sand Ridge Financial's shareholders and has recommended that the Sand Ridge Financial shareholders vote in favor of the Merger.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         Assuming that (i) the Merger constitutes a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code; (ii) after the transaction, First Financial, as successor of Sand Ridge Financial, will hold substantially all of Sand Ridge Financial's assets; and (iii) in the transaction, the Sand Ridge Financial shareholders will exchange an amount of stock constituting control of Sand Ridge Financial solely for First Financial Common Stock; the following is a summary of the tax consequences which will result:

         (1) No gain or loss will be recognized by Sand Ridge Financial shareholders who exchange all of their Sand Ridge Financial Common Stock for First Financial Common Stock pursuant to the Merger, except to the extent of any cash received in lieu of receipt of a fractional share of First Financial Common Stock.

         (2) The basis of the First Financial Common Stock (including fractional share interests) received by Sand Ridge Financial shareholders who exchange all of their Sand Ridge Financial Common Stock for First Financial Common Stock will be the same as the basis of the Sand Ridge Financial Common Stock surrendered in exchange therefor.

         (3) The holding period of the First Financial Common Stock (including fractional share interests) received by Sand Ridge Financial shareholders who exchange all of their Sand Ridge Financial Common Stock for First Financial Common Stock will include the period during which the Sand Ridge Financial Common Stock was held, provided the Sand Ridge Financial Common Stock was held as a capital asset on the date of the exchange.

         (4) Where a cash payment is received by a Sand Ridge Financial shareholder in lieu of fractional shares of First Financial Common Stock, the cash payment will be treated as a distribution in redemption of the fractional share interest by First Financial.

         (5) Any Sand Ridge Financial shareholder who perfects dissenters' rights and receives solely cash in exchange for such shareholder's Sand Ridge Financial Common Stock shall be treated as having received such cash as a distribution in redemption of the Sand Ridge Financial Common Stock subject to the provisions and limitations of Section 302 of the Internal Revenue Code.

         (6) No gain or loss will be recognized by Sand Ridge Financial or First Financial in connection with the transaction.

         Receipt of a favorable ruling from the Internal Revenue Service or an opinion of tax counsel with respect to the above is a condition precedent to consummation of the Merger. Any such opinion will be subject to certain representations of Sand Ridge Financial, First Financial and certain Sand Ridge Financial shareholders. Further, any such opinion will be based on current law, which could be amended, revoked or modified with or without retroactive effect in a manner which would change such opinion. Such opinion will not be binding on the IRS, nor will the IRS be precluded from taking a contrary position. If litigated by the IRS, there can be no assurances that a court will agree with any such opinion.

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS BASED UPON THE CODE, TREASURY REGULATIONS, CASE LAW AND INTERNAL REVENUE SERVICE RULINGS AS IN EFFECT ON THE DATE HEREOF WITHOUT CONSIDERATION OF THE FACTS AND CIRCUMSTANCES OF ANY PARTICULAR SITUATION OF ANY SAND RIDGE FINANCIAL SHAREHOLDER. THIS DISCUSSION ASSUMES THAT SAND RIDGE FINANCIAL SHAREHOLDERS HOLD THEIR SAND RIDGE FINANCIAL COMMON STOCK AS CAPITAL ASSETS WITHIN THE MEANING OF SECTION 1221 OF THE CODE. SPECIAL TAX CONSIDERATIONS NOT DISCUSSED HEREIN MAY BE APPLICABLE TO PARTICULAR CLASSES OF TAXPAYERS, SUCH AS BROKER-DEALERS, INSURANCE COMPANIES, TAX EXEMPT ORGANIZATIONS, FINANCIAL INSTITUTIONS, FOREIGN CORPORATIONS, OR TO ANY SHAREHOLDER WHO ACQUIRED SAND RIDGE FINANCIAL COMMON STOCK THROUGH THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION. EACH SHAREHOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF EXISTING AND PROPOSED FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.


ACCOUNTING TREATMENT

         It is anticipated that the Merger will be accounted for as a pooling-of-interests. First Financial and Sand Ridge Financial shall receive letters at the Effective Time from Ernst & Young LLP and Crowe, Chizek and Company LLP regarding the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion 16 if the Merger is closed and consummated in accordance with the terms of the Merger Agreement.

RESTRICTIONS ON RESALE OF FIRST FINANCIAL COMMON STOCK

         The issuance of the shares of First Financial Common Stock in connection with the Merger has been registered under the Securities Act. Such shares may be traded freely and without restriction under federal and state securities laws by those shareholders not deemed to be "affiliates" of Sand Ridge Financial as that term is defined in Rules 144 and 145 under the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by, or are under common control with Sand Ridge Financial at the time of the Sand Ridge Financial Special Meeting. Accordingly, affiliates of Sand Ridge Financial will generally include the directors and executive officers of Sand Ridge Financial as well as Sand Ridge Financial's largest shareholders. In general, shares of First Financial Common Stock received by affiliates of Sand Ridge Financial pursuant to the Merger may not be publicly resold without registration under the Securities Act except pursuant to the volume and manner of sale limitations and other requirements provided in Rules 144 and 145. This Proxy Statement-Prospectus does not cover any resales of First Financial Common Stock received by affiliates of Sand Ridge Financial. Any owner of Sand Ridge Financial Common Stock who becomes an affiliate of First Financial will be subject to similar restrictions under Rule 144.

         Pursuant to the terms of the Merger Agreement, in order for the Merger to qualify for pooling-of-interests accounting treatment, none of the shares First Financial Common Stock held by shareholders who are affiliates of First Financial or Sand Ridge Financial may be sold until such time as financial results covering at least thirty days of post-Merger combined operations of First Financial and Sand Ridge Financial have been published (the "Publication Date"). As a result, no shareholder who is an affiliate of First Financial or Sand Ridge Financial will be permitted to sell any shares of First Financial Common Stock for the period from the Effective Time to the Publication Date.

         In addition, in order to preserve the proposed tax-free status of the Merger and in order to ensure that the continuity of shareholder interest requirements related thereto, and set forth in Treasury Regulation Section 1.368-1, will be satisfied with respect to the Merger, certain shareholders of Sand Ridge Financial participating in the Merger and First Financial will be required to execute letters indicating that such shareholders have no present plans or intentions to sell or dispose of the First Financial common shares received by such shareholders in connection with the merger to any person "related," as defined in Treasury Regulation Section 1.368-1(e)(3), to First Financial and that First Financial and any such "related" person has no intention to acquire any shares of such First Financial Common Stock.

         Except as provided above, there will be no restrictions on the transfer of shares of First Financial Common Stock issued by First Financial pursuant to the Merger.

REGULATORY CONSIDERATIONS

         The proposed transaction requires the approval of the Federal Reserve Board under section 3(a)(5) of the Bank Holding Company Act of 1956, as amended. The Bank Holding Company Act provides that the Federal Reserve Board may not approve any transaction which would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States, or any transaction the effect of which in any section of the United States may be substantially to lessen competition or to tend to create a monopoly or which in any other manner might restrain trade, unless the Federal Reserve Board determines that the anti-competitive effects of the proposed merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.

         The Merger may generally not be consummated for fifteen days after the receipt of Federal Reserve Board approval. Such fifteen day period will become thirty days, however, if the United States Department of Justice issues an adverse comment relating to competitive factors. During such fifteen or thirty day period, the United States Department of Justice may commence legal action challenging the Merger under the Federal anti-trust Laws. If the Justice Department does not commence a legal action during such period, the Merger may be consummated and the Justice Department may not thereafter challenge the transaction except in an action commenced under Section 2 of the Sherman Anti-Trust Act.

         The Merger is also subject to approval by the Indiana Department of Financial Institutions under Chapter 28-2-16 of the Indiana Code, which provides for foreign bank holding company acquisitions.

         Applications requesting approval were submitted to the Federal Reserve Board on February 1, 1999, and to the Indiana Department of Financial Institutions on February 4, 1999. First Financial and Sand Ridge Financial anticipate that the Merger will be approved by the Federal Reserve Board and the Indiana Department of Financial Institutions and will not be challenged by the Justice Department under the anti-trust laws. However, there can be no assurance that such approvals will be given or whether conditions, if any, will be imposed on the approvals or that the Justice Department will not challenge the Merger.

         The approvals of the Federal Reserve Board and the Indiana Department of Financial Institutions are not to be interpreted as the opinion of the regulatory authorities that the Merger is favorable to Sand Ridge Financial shareholders, including from a financial point of view, or that these regulatory authorities have considered the adequacy of the terms of the Merger. The approvals do not constitute an endorsement or a recommendation of the Merger by the regulatory authorities.

                              THE MERGER AGREEMENT


STRUCTURE OF THE MERGER

         If the Merger is approved by Sand Ridge Financial shareholders at the Special Meeting by at least a two-thirds (2/3rds) majority vote of the outstanding shares of Sand Ridge Financial Common Stock and if necessary regulatory approvals are received and the other conditions required for the consummation of the transactions contemplated by the Merger Agreement are satisfied or waived, Sand Ridge Financial will merge with and into First Financial in a transaction in which the following will occur at the Effective
Time:

         (a) Each of the then outstanding shares of Sand Ridge Financial will be canceled and extinguished in consideration and exchange for a number of shares of First Financial Common Stock equal to the Exchange Ratio (except for fractional shares and shares of shareholders who exercise dissenters' rights, for which cash shall be paid in exchange);

         (b) Sand Ridge Financial will merge with and into First Financial at the Effective Time and First Financial will be the continuing, surviving and resulting corporation in the Merger; and

         (c) Sand Ridge Bank will become a wholly owned subsidiary of First Financial.


SURRENDER OF STOCK CERTIFICATES

         The Merger Agreement provides for the surrender of Sand Ridge Financial Common Stock certificates by the holders thereof before such holders may receive certificates evidencing First Financial Common Stock. The Registrar and Transfer Company will act as the exchange agent (the "Exchange Agent").

         As soon as practicable after the Effective Time, First Financial will cause the Exchange Agent to prepare and mail to each holder of record of an outstanding certificate or certificates representing shares of Sand Ridge Financial a letter of transmittal containing instructions for the surrender of the certificate or certificates. Upon surrender of the Sand Ridge Financial certificate or certificates in accordance with instructions set forth in the letter of transmittal, such holder shall be entitled to receive in exchange therefor certificates representing the number of whole shares of First Financial into which the shares represented by the certificate or certificates so surrendered shall have been converted, without interest.

         The Exchange Agent shall not be obligated to deliver certificates for First Financial Common Stock to a former shareholder of Sand Ridge Financial until such former shareholder surrenders his or her certificate or certificates representing shares of Sand Ridge Financial or, in lieu thereof, an appropriate affidavit of loss and an indemnity agreement or bond as may be required by First Financial. Until so surrendered for exchange, each such stock certificate formerly representing shares of Sand Ridge Financial Common Stock will be deemed for all corporate purposes (except for the payment of dividends, which will be subject to the exchange of stock certificates as above provided) to evidence the ownership of the number of shares of common stock of the surviving corporation that the holder thereof would be entitled to receive upon its surrender to First Financial.


EFFECTIVE TIME OF THE MERGER

         The Effective Time is to be the later of the dates of filing of articles of merger with the Secretaries of State of Indiana and Ohio and is expected to be as soon as practicable after the approval of the Merger Agreement by Sand Ridge Financial shareholders, the satisfaction of all conditions set forth in the Merger Agreement and the receipt of approvals from regulatory authorities, or at such later date as may be agreed upon by Sand Ridge Financial and First Financial. See "THE MERGER--Regulatory Considerations".

         No assurance can be provided that the necessary shareholder and regulatory approvals will be obtained or that other conditions precedent to the Merger will be satisfied. In the event the Merger is not consummated on or before July 31, 1999, either party may terminate the Merger Agreement or the parties may agree to extend the time for completion of the Merger.


FRACTIONAL INTERESTS

         No fractional shares of First Financial Common Stock will be issued as a result of the Merger. In lieu thereof, Sand Ridge Financial shareholders having a fractional interest will be paid in cash by First Financial for the fractional interest. Such payment shall be equal to the fractional interest multiplied by the Average Closing Price, as defined in the Merger Agreement.


CONDITIONS TO CONSUMMATION OF THE MERGER

         Consummation of the Merger is subject to a number of conditions, each of which may be waived by the party entitled thereto to the extent permissible by applicable law, including the following:

         (a) The receipt of all required regulatory approvals for the completion of the Merger and the expiration of any applicable waiting periods, with no such approval or authorization containing any provision which would be materially adverse to the merged businesses of Sand Ridge Financial and First Financial;

         (b) The validity or legality of the transactions contemplated by the Merger Agreement shall not have been materially questioned by any suit, action, investigation by any governmental body or other legal or administrative proceedings;

         (c) The receipt of all consents required for the consummation of the Merger or for the prevention of any default under any contract, agreement or permit of First Financial or Sand Ridge Financial which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on the combined business affairs of First Financial and Sand Ridge Financial;

         (d) Compliance by First Financial and Sand Ridge Financial with their respective covenants and the truth of all representations and warranties as of the Effective Time;

         (e) The absence of any material adverse change in the financial condition, operations, corporate status or business of First Financial and its subsidiary banks or Sand Ridge Financial or Sand Ridge Bank since December 31, 1997;

         (f) The receipt of opinions from First Financial's special counsel and from Sand Ridge Financial's special counsel with respect to various corporate matters, due execution and delivery of the Merger Agreement and various other Merger related matters;

         (g) The receipt of a favorable ruling from the Internal Revenue Service or an opinion of counsel, in form and substance satisfactory to First Financial and Sand Ridge Financial, to the effect that, under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), no taxable gain or loss will be recognized by Sand Ridge Financial, First Financial or their respective shareholders as a result of the Merger, except in respect of fractional share interests or dissenters receiving cash;

         (h) The receipt of letters from Ernst & Young LLP and Crowe, Chizek and Company LLP regarding the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion 16 if the Merger is closed and consummated in accordance with the terms of the Merger Agreement;

         (i) The receipt by First Financial of a letter from Sand Ridge Financial identifying all persons who are, at the date of the Special Meeting, "affiliates" of Sand Ridge Financial for purposes of Rule 145 under the Securities Act of 1933 and for purposes of qualifying the Merger for pooling of interests accounting treatment and the receipt on or prior to the Effective Time from each person so identified of an agreement to restrict the transfer of First Financial Common Stock received; and

         (j) The approval of the Merger Agreement by Sand Ridge Financial shareholders at the Special Meeting by at least a two-thirds (2/3rds) majority vote of the outstanding Sand Ridge Financial shares.

         No assurance can be given that all of the conditions to the Merger will be satisfied or waived by any party permitted to do so.


TERMINATION OF THE MERGER

         The Merger may be terminated at any time prior to the Effective Time under any one or more of the following circumstances:

         (a) By the mutual consent of the Boards of Directors of Sand Ridge Financial and First Financial;

         (b) By First Financial if the holders of 7.50% or more of the outstanding shares of Sand Ridge Financial Common Stock will be entitled to receive cash in exchange for their Sand Ridge Financial shares pursuant to perfected dissenters' rights under the Indiana Business Corporation Law;

         (c) By Sand Ridge Financial or First Financial if, prior to the Effective Time, the conditions to such party's obligation to consummate the Merger are not met;

         (d) By either Sand Ridge Financial or First Financial if the requisite approval of the shareholders of Sand Ridge Financial is not obtained or if the Merger is not consummated on or before July 31, 1999; or

         (e) By Sand Ridge Financial if the Average Closing Price, as defined in the Merger Agreement, of First Financial Common Stock is less than $23.2671; the SRFC Ratio is less than the Index Ratio, as both terms are defined in the Merger Agreement; AND First Financial decides not to increase the Exchange Ratio according to the method described in the Merger Agreement.


FIRST FINANCIAL AVERAGE CLOSING PRICE AND TERMINATION OF THE MERGER

         The Merger Agreement contains a provision that permits Sand Ridge Financial to terminate the Merger Agreement if there is a significant and prolonged decline in the per share market price of First Financial Common Stock that is not coincidental with a decline in the stock prices of certain other financial institution holding companies unless First Financial elects to increase the Exchange Ratio.

         The following discussion uses the terms defined below:

 - VALUATION DATE - the second trading day after the day that is the latest of (i) the day of expiration of the last waiting period with respect to any of the required regulatory approvals, (ii) the day on which the last of the required regulatory approvals is obtained, and (iii) the day on which the required Sand Ridge Financial stockholder approval is obtained.

- AVERAGE CLOSING PRICE - the average of the daily closing sales price of First Financial Common Stock, as reported on the Nasdaq National Market for the 20 consecutive trading days, in which at least 1,000 shares were traded, ending on the Valuation Date.

- SRFC RATIO - the number obtained by dividing First Financial's Average Closing Price by $26.5909.

- INDEX GROUP - 31 specified financial institution holding companies, 17 with headquarters in Ohio and 14 with headquarters in Indiana. All specified companies are publicly traded and have not announced an acquisition transaction at any time during the period beginning on the date of the Merger Agreement and ending on the valuation date. If the common stock of any of the specified companies ceases to be publicly traded or if an acquisition transaction involving any of the specified companies is announced, that company will be removed from the Index Group.

- INDEX PRICE - the price obtained by dividing the sum of the December 15, 1998, closing sales price of each of the stocks in the Index Group by the number of holding companies composing the Index Group. December 15, 1998 is the day before the public announcement of the Merger Agreement.

- AVERAGE INDEX PRICE - the price resulting from dividing (i) the sum of the average of the daily closing sales price for the common stock of each financial institution composing the Index Group during the 20 consecutive trading days ending on the Valuation Date by (ii) the number of financial institutions composing the Index Group.

- INDEX RATIO - the number obtained by dividing the Average Index Price by the Index Price and subtracting 0.125 from the quotient.

         Prior to making any decision to terminate, or allow the termination of, the Merger Agreement, each of the Sand Ridge Financial and the First Financial Boards would consult with its respective financial and other advisors and would consider all financial and other information it deemed relevant to its decision. It is not possible to know whether the Price-Based Termination right will be triggered until after the Valuation Date. The Sand Ridge Financial Board has made no decision as to whether it would exercise its right to terminate the Merger Agreement if the termination right has been triggered. In considering whether to exercise its termination right in such situation, the Sand Ridge Financial Board would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at such time and would consult with its financial advisors and legal counsel. Approval and adoption of the Merger Agreement by the stockholders of Sand Ridge Financial at the Special Meeting will confer on the Sand Ridge Financial Board the power, consistent with its fiduciary duties, to elect to consummate the Merger in the event the termination right is triggered, whether or not there is any increase in the Exchange Ratio and without any further action by, or resolicitation of, the stockholders of Sand Ridge Financial.

         The Merger may be terminated and abandoned upon a majority vote of Sand Ridge Financial's Board of Directors at any time during the ten-day period commencing on the Valuation Date if both of the following conditions are satisfied:

         (a)       the Average Closing Price is less than $23.2671, and

         (b)      the SRFC Ratio is less than the Index Ratio.

         Prompt written notice must be given to First Financial if Sand Ridge Financial's Board of Directors elects to exercise this termination right. During the five days commencing with the receipt of the written notice, First Financial will have the option to avoid the termination of the Merger Agreement by electing to increase the Exchange Ratio to the lesser of:

         (a) the quotient obtained by dividing $1,983.52 by the Average Closing Price, or

         (b) the quotient obtained by multiplying the Index Ratio and the Exchange Ratio, as then in effect, and dividing the resulting product by the SRFC Ratio.

         Prompt written notice of First Financial's decision will be provided Sand Ridge Financial. If First Financial decides to increase the Exchange Ratio, the Merger Agreement will remain in effect in accordance with its original terms, except for the modification of the Exchange Ratio. If First Financial decides not to increase the Exchange Ratio, Sand Ridge Financial will have five days after receipt of First Financial's written notice to provide First Financial with written notice of either its election to withdraw its termination request or its election to have the termination of the Merger Agreement become effective at the close of business on the second business day after First Financial's receipt of the final notice.

                        INFORMATION ABOUT FIRST FINANCIAL


         Information about First Financial is included in the First Financial Form 10-K, incorporated herein by reference, and in First Financial's Quarterly Report on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1998, incorporated herein by reference.


RECENT DEVELOPMENTS

         PENDING MERGER WITH HEBRON BANCORP, INC. First Financial signed a plan and agreement of merger with Hebron Bancorp, Inc., Hebron, Kentucky ("Hebron Bancorp") on December 31, 1998. The consideration to be paid to Hebron Bancorp shareholders pursuant to the merger agreement is fixed at 1,222,650 shares of First Financial Common Stock in exchange for all outstanding shares of Hebron Bancorp common stock. After the merger, Hebron Deposit Bank, Hebron Bancorp's only subsidiary, will become a wholly owned subsidiary of First Financial.

         As of September 30, 1998, Hebron Bancorp had total assets of approximately $106 million, loans outstanding of $69 million, total deposits of $90 million and total shareholders' equity of $12 million. Its equity-to-assets ratio at September 30, 1998 was 11.0%. Hebron Bancorp had net earnings for the nine months ended September 30, 1998, of approximately $1,158,000 or $19.79 per share. See "PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET" and "PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS."

         The merger with Hebron Bancorp is subject to numerous conditions including, among others, regulatory and shareholder approvals. First Financial is unable to predict when or whether such conditions will be satisfied. Accordingly, there can be no assurance that the proposed merger with Hebron Bancorp will be consummated. Provided all conditions are met and approvals obtained, the proposed merger with Hebron Bancorp is anticipated to be completed during the second quarter of 1999.

         If the Merger had been effective December 31, 1998, former shareholders of Sand Ridge Financial would have owned approximately 12.4% of the combined company. But if the merger with Hebron Bancorp had occured on the same date, the percentage ownership of former shareholders of Sand Ridge Financial would have been reduced to 12.0% as the result of issuing 1,222,650 shares of First Financial Common Stock in exchange for shares of Hebron common stock.

         FIRST FINANCIAL'S 1998 EARNINGS. First Financial's net earnings for 1998 were $44,106,000, or $1.21 on a diluted per share basis. This represents a 9.42% increase over 1997 net earnings of $40,308,000. On a diluted per share basis, 1998 net earnings were 10.0% greater than 1997 diluted earnings per share of $1.10. The rise in earnings is largely attributable to growth in net interest income of $15.7 million - up 13.6% over 1997. Loan growth of $290 million, or 14.7%, was primarily responsible for the increase in net interest income.

GENERAL

         First Financial is a corporation organized under the laws of the State of Ohio and is registered as a bank holding company as well as a savings and loan holding company. Its principal executive offices are located in Hamilton, Ohio. First Financial owns the following subsidiaries:

     Bank subsidiaries:

         First National Bank of Southwestern Ohio, Hamilton, Ohio
         Community First Bank & Trust , Celina, Ohio
         Union Trust Bank, Union City, Indiana
         Indiana Lawrence Bank, North Manchester, Indiana
         Citizens First State Bank, Hartford City, Indiana
         Union Bank & Trust Company, North Vernon, Indiana
         The Clyde Savings Bank Company, Clyde, Ohio
         Peoples Bank and Trust Company, Sunman, Indiana
         Bright National Bank, Flora, Indiana
         Farmers State Bank, Liberty, Indiana
         National Bank of Hastings, Hastings, Michigan
         Vevay Deposit Bank, Vevay, Indiana

     Savings bank subsidiaries:
         Fidelity Federal Savings Bank, Marion, Indiana
         Home Federal Bank, a Federal Savings Bank, Hamilton, Ohio

     Finance company subsidiary:
         First Finance Mortgage Company of Southwestern Ohio, Inc.,
           Hamilton, Ohio

         At September 30, 1998, First Financial had total assets of approximately $2.8 billion, deposits of approximately $2.2 billion and shareholders' equity of approximately $302 million. See Form 10-Q for the quarter ended September 30, 1998 and "Item 1. Business" in the First Financial Form 10-K, both of which have previously been incorporated herein by reference.

             INFORMATION ABOUT THE BUSINESS OF SAND RIDGE FINANCIAL


GENERAL

         Sand Ridge Financial, a bank holding company, was established in 1984 and is headquartered in Highland, Indiana, which is twenty miles southeast of Chicago. The holding company's wholly owned subsidiary, Sand Ridge Bank, was chartered by the State of Indiana as a state bank in 1969. Sand Ridge's primary market area includes the cities of Highland, Schererville and Hammond, Indiana and the contiguous areas within Lake County, Indiana. The economic base of Sand Ridge Bank's primary market area is primarily retail, but also includes industrial companies and Great Lakes commercial and service companies.

         As of September 30, 1998, Sand Ridge Financial had total assets of approximately $527 million, total deposits of approximately $438 million and shareholders' equity of approximately $45 million. It had 233 employees at September 30, 1998.

         Sand Ridge Bank offers a diversified selection of loan and investment products. At December 31, 1997, approximately 38.6% and 35.4% of its lending portfolio was comprised of commercial and real estate loans, respectively. The balance of its loan portfolio is comprised primarily of installment loans. Lendable funds are obtained primarily from deposits and loan principal payments. Sand Ridge Bank offers a full line of checking and NOW accounts, savings, certificates of deposit and individual retirement accounts. In addition to originating loans, Sand Ridge Bank invests in U.S. treasury and government agency securities, mortgage-backed securities, corporate notes and municipal securities.


COMPETITION

         Sand Ridge Bank competes for deposits and loans with other commercial banks, savings associations, savings banks, and credit unions. Competition from entities other than financial institutions has become significant. Such deposit competitors include insurance companies and issuers of commercial paper and other securities, such as shares in money market and stock mutual funds. Loan competitors include consumer finance companies, leasing companies, insurance companies and mortgage brokers. Major retail corporations compete for loans by offering retail installment contracts.

         Sand Ridge Bank competes for loan originations primarily through interest rates and loan fee charges and through the efficiency and quality of services it provides to borrowers. The primary factors in competing for deposits are interest rates, quality of service and convenience of office location.

         Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors which are not readily predictable.

REGULATION

         Sand Ridge Financial, as a bank holding company, is subject to supervision and/or regular examination by the Federal Reserve Board. Sand Ridge Bank, as a state bank and a nonmember of the Federal Reserve, is subject to supervision and regular examination by the Indiana Department of Financial Institutions and by the Federal Deposit Insurance Corporation.


PROPERTIES

         Sand Ridge Bank conducts its business through its main office, two stand-alone branch offices, two supermarket branches and a network of 18 ATMs. The Main Office and a stand-alone branch are located in Highland and another stand-alone branch is located in Schererville, Indiana. The supermarket branches are located in Van Til's supermarket in Hammond and Strack and Van Til's supermarket in Schererville. The ATMs are located within Lake County. An operations center is located in Schererville.

         The main office, stand-alone branch offices and operations center are owned by Sand Ridge Bank. The two supermarket branches are leased. In addition, Sand Ridge Bank owns a parcel of vacant land located in St. John, Indiana, which is considered a possible future branch location, and two buildings adjacent to its Highland branch facility. The two Highland buildings are currently leased to others. Sand Ridge Financial does not directly own any real property.


LEGAL PROCEEDINGS

         Neither Sand Ridge Financial nor Sand Ridge Bank is presently involved in any legal proceedings of a material nature. From time to time, Sand Ridge Bank is a party to legal proceedings incidental to its business to enforce its security interests in collateral pledged to secure loans made by Sand Ridge Bank.


CERTAIN TRANSACTIONS WITH SAND RIDGE FINANCIAL

         At September 30, 1998, certain directors and executive officers of Sand Ridge Financial and members of their immediate families were indebted to Sand Ridge Bank in the aggregate amount of approximately $2,459,000. Such indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. All such loans were current at December 31, 1997 and September 30, 1998 and are not considered to involve more than the normal risk of collectibility or to present other unfavorable features.

SELECTED FINANCIAL DATA

         The following table sets forth certain information concerning the financial condition, earnings and other data regarding Sand Ridge Financial at the dates and for the periods indicated:


                                               At September 30,                                At December 31,
                                           ----------------------        --------------------------------------------------------
Financial condition and other data:          1998           1997          1997        1996        1995        1994        1993
                                             ----           ----          ----        ----        ----        ----        ----
                                                                   (Dollars in thousands, except per share data)
Total amount of:
  Assets                                  $527,256       $428,343       $456,094    $416,544    $393,138    $363,566    $318,596
  Investment securities:
    Held-to-maturity                             0              0              0           0           0      17,948           0
    Available-for-sale                     202,824        137,977        154,483     124,205     124,588      85,623           0
    Held-for-sale                                0              0              0           0           0           0      12,611
    Investment                                   0              0              0           0           0           0      84,404
  Loans receivable, net of
   unearned income, deferred               290,153        263,214        268,729     256,115     242,999     233,696     194,355
   loan fees and allowance
   for loan losses
  Deposits                                 437,587        381,283        378,676     361,280     336,022     307,903     273,900
  Long-term FHLB advances                   13,898          4,686          4,686       3,500           0           0           0
  Shareholders' equity                      44,768         38,723         39,681      34,589      31,002      24,279      23,289


                                              Nine Months Ended
                                                September 30,                       Year Ended December 31,
                                           ----------------------        --------------------------------------------------------
Earnings and other data:                    1998           1997           1997         1996        1995       1994          1993
                                            ----           ----           ----         ----        ----       ----          ----
                                                                           (Dollars in thousands, except per share data)

Interest income                           $ 26,264       $ 23,663       $ 32,122    $ 28,932    $ 27,354    $ 23,248    $ 20,760
Interest expense                            13,379         11,962         16,257      14,472      14,058      10,933       8,753
                                          --------       --------       --------    --------    --------    --------    --------
Net interest income                         12,885         11,701         15,865      14,460      13,296      12,315      12,007
Provision for loan losses                    1,750          1,350          1,800       1,440       1.040         840         840
                                          --------       --------       --------    --------    --------    --------    --------
Net interest income after
   provision for loan losses                11,135         10,351         14,065      13,020      12,256      11,475      11,167
Other income                                 3,349          2,800          3,851       3,277       2,999       2,723       2,355
Other expenses                               9,200          8,385         11,229       9,499       9,567       9,276       8,608
                                          --------       --------       --------    --------    --------    --------    --------
Earnings before income taxes                 5,284          4,766          6,687       6,798       5,688       4,922       4,914
Income taxes                                 1,265          1,195          1,694       1,914       1,530       1,283       1,286
                                          --------       --------       --------    --------    --------    --------    --------
Net earnings                              $  4,019       $  3,571       $  4,993    $  4,884    $  4,158    $  3,639    $  3,628
                                          ========       ========       ========    ========    ========    ========    ========

Net earnings per share                    $  66.99       $  59.51       $  83.21    $  81.39    $  69.30    $  60.66    $  60.47
                                          ========       ========       ========    ========    ========    ========    ========
Dividends per share                       $   0.00       $   0.00       $  17.00    $  16.00    $  15.00    $  14.00    $  13.00
                                          ========       ========       ========    ========    ========    ========    ========

Return on equity (net earnings
divided by average equity)                   13.04%(1)      13.47%(1)      13.74%      15.06%      15.24%      15.30%      16.59%

Return on assets (net earnings
  divided by average total assets)            1.09%(1)       1.09%(1)       1.13%       1.20%       1.09%       1.07%       1.21%

Dividend payout ratio (dividends
   declared per share divided by net          0.00%          0.00%         20.43%      19.66%      21.65%      23.08%      21.50%
   earnings per share)

Book value per common share               $ 746.13       $ 645.39       $ 661.34    $ 576.49    $ 516.70    $ 404.64    $ 388.15
Average shareholders' equity to average       8.38%          8.12%          8.23%       7.99%       7.17%       6.97%       7.28%
total assets

--------
(1)  Annualized

ANALYSIS OF NET INTEREST INCOME

         The following table sets forth for the years ended December 31, 1997, 1996 and 1995 the average balances of major categories of interest-earning assets and interest-bearing liabilities, interest income earned and interest expense paid during such periods and the related weighted average rates for Sand Ridge Financial.

                                                                                             Year ended December 31,
                                             --------------------------------------------------------------------------------

                                                             1997                                     1996
                                             -------------------------------------    -------------------------------------
                                                Average       Interest                  Average       Interest
                                              Outstanding     Earned/      Yield/     Outstanding      Earned/      Yield/
                                                Balance         Paid        Rate        Balance         Paid         Rate
                                                -------         ----        ----        -------         ----         ----
                                                                                             (Dollars in thousands)

Interest-earning assets:
  Loans (1)                                        $267,162     $22,642       8.48%        $255,482      $21,149       8.28%
  Securities available for sale (2)                 136,684       8,498        6.22         124,115        7,448        6.00
  Federal funds sold                                 17,247         973        5.64           5,925          316        5.33
  Interest-bearing balances with financial
   institutions                                         100           9        9.00             239           19        7.95
                                                   --------     -------                    --------      -------
  Total interest-earning assets                     421,193      32,122        7.63         385,761       28,932        7.50
Noninterest-earning assets:
  Allowance for loan losses                         (2,940)                                 (3,664)
  Cash and due from financial institutions           11,799                                  12,030
  SFAS No. 115 adjustment                             2,149                                   1,678
  Other assets                                        9,413                                  10,211
                                                   --------                                --------
Total assets                                       $441,614                                $406,016
                                                   ========                                ========

Interest-bearing liabilities:
  Savings, NOW and money market                    $174,340       5,703        3.27        $176,346        5,800        3.29
  Other time deposits                               176,428      10,016        5.68         146,484        8,252        5.63
  Federal funds purchased                               342          18        5.26           3,233          178        5.51
  Securities sold under agreements to
    repurchase                                          899          51        5.67           1,574           93        5.91
  Federal funds purchased                             7,847         469        5.98           2,642          149        5.64
                                                   --------     -------                    --------      -------
  Total interest-bearing liabilities                359,856      16,257        4.52         330,279       14,472        4.38
                                                                -------                                  -------
Noninterest-bearing liabilities
  Demand deposits                                    41,427                                  38,977
  Other liabilities                                   3,983                                   4,334
                                                   --------                                --------
Total liabilities                                   405,266                                 373,590
Shareholders' equity                                 36,348                                  32,426
                                                   --------                                --------
 Total liabilities and shareholders' equity        $441,614                                $406,016
                                                   ========                                ========
Net interest income, interest rate spread                       $15,865       3.11%                      $14,460       3.12%
                                                                =======       =====                      =======       =====
Net interest margin (net interest income
  as a percent of average interest-earning
  assets)                                                                      3.77%                                    3.75%
                                                                              =====                                    =====

Average interest-earning assets to average
  interest-bearing liabilities                                              117.04%                                  116.80%
                                                                            =======                                  =======

                                                            Year ended December 31,
                                                     --------------------------------------

                                                                   1995
                                                     ----------------------------------------
                                                         Average       Interest
                                                       Outstanding     Earned/      Yield/
                                                        Balance         Paid        Rate
                                                        -------         ----        ----
                                                             (Dollars in thousands)

Interest-earning assets:
  Loans (1)                                               $240,044     $20,072       8.36%
  Securities available for sale (2)                        109,125       6,577        6.03
  Federal funds sold                                        11,235         667        5.94
  Interest-bearing balances with financial
   institutions                                              481            38        7.90
                                                          --------     -------
  Total interest-earning assets                            360,885      27,354        7.58
Noninterest-earning assets:
  Allowance for loan losses                                (3,040)
  Cash and due from financial institutions                  11,659
  SFAS No. 115 adjustment                                    (703)
  Other assets                                             11,585
                                                          --------
Total assets                                              $380,386
                                                          ========

Interest-bearing liabilities:
  Savings, NOW and money market                           $176,780       6,070        3.43
  Other time deposits                                      120,421       6,924        5.75
  Federal funds purchased                                    2,255         151        6.70
  Securities sold under agreements to
   repurchase                                                3,808         234        6.15
  Federal funds purchased                                   11,101         679        6.12
                                                          --------     -------
  Total interest-bearing liabilities                       314,365      14,058        4.47
                                                                       -------
Noninterest-bearing liabilities
  Demand deposits                                           35,034
  Other liabilities                                          3,710
                                                          --------
Total liabilities                                          353,109
Shareholders' equity                                        27,277
                                                          --------
 Total liabilities and shareholders' equity               $380,386
                                                          ========
Net interest income, interest rate spread                              $13,296       3.11%
                                                                       =======       =====
Net interest margin (net interest income
  as a percent of average interest-earning
  assets)                                                                            3.68%
                                                                                     =====

Average interest-earning assets to average
  interest-bearing liabilities                                                     114.80%
                                                                                   =======

--------------------

(1) For purposes of these computations, nonaccrual loans are included in the average loan balances outstanding and loan fees are included in interest on loans receivable. The inclusion of nonaccrual loans and fees does not have a material effect on either the average balance or the average yield.
(2) Interest income on tax-exempt securities has not been adjusted to a taxable equivalent basis.

INTEREST INCOME AND EXPENSE RATE/VOLUME ANALYSIS

         The table below describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Sand Ridge Financial's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                             Year ended December 31,
                                                     -------------------------------------------------------------------------
                                                                 1997 vs. 1996                1996 vs. 1995
                                                    ---------------------------------   ------------------------ --------
                                                    Increase (decrease) due to          Increase (decrease) due to
                                                    ------------------------             ------------------------
                                                      Volume       Rate        Total       Volume       Rate        Total
                                                      ------       ----        -----       ------       ----        -----
                                                                                 (In thousands)

Interest income attributable to:
  Loans                                                 $  977       $  516      $1,493      $1,310      $  (233)      $1,077
  Securities available for sale (1)                        774          276       1,050         900          (29)         871
  Federal funds sold                                       638           19         657        (289)         (62)        (351)
  Interest-bearing balances with financial
    institutions                                           (12)           2         (10)        (19)           0          (19)
                                                        ------       ------      ------      ------       ------       ------
  Total interest income                                  2,377          813       3,190       1,902        (324)        1,578

Interest expense attributable to:
  Savings, NOW and money market                            (66)         (31)        (97)        (15)        (255)        (270)
  Other time deposits                                    1,699           65       1,764       1,471         (143)       1,328
  Federal funds purchased                                 (152)          (8)       (160)         57          (30)          27
  Securities sold under agreements to repurchase           (38)          (4)        (42)       (132)          (9)        (141)
  Advances from FHLB                                       311            9         320        (481)         (49)        (530)
                                                        ------       ------      ------      ------       ------       ------
  Total interest expense                                 1,754           31       1,785         900         (486)         414
                                                        ------       ------      ------      ------       ------       ------

Increase (decrease) in net interest income              $  623       $  782      $1,405      $1,002       $  162      $ 1,164
                                                        ======       ======      ======      ======       ======      =======

--------------------
(1) Interest income on tax-exempt securities has not been adjusted to a tax equivalent basis.

INVESTMENT SECURITIES

         The following table sets forth the carrying amount of securities classified as available for sale at December 31, 1997, 1996 and 1995. Sand Ridge Financial did not have any securities classified as held to maturity at these three dates. Investment securities classified as available for sale are recorded at fair value.

                                                                              Available For Sale
                                                                                  December 31,
                                                               ---------------------------------------------------
                                                                       1997              1996             1995
                                                                       ----              ----             ----
                                                                                 (In thousands)
          U.S. treasury and  government agencies                      $ 19,364          $ 16,709         $ 19,830
          Obligations of states and  political subdivisions             69,431            59,198           48,800
          Other corporate securities                                     2,678               414              427
          Mortgage-backed securities                                    61,629            46,509           54,173
          Marketable equity securities                                   1,381             1,375            1,358
                                                                      --------          --------         --------
          Total                                                       $154,483          $124,205         $124,588
                                                                      ========          ========         ========

         The following table presents the contractual maturities or terms to repricing of debt securities available for sale and the weighted average yield at December 31, 1997.

                                                                       After one but          After five but
                                                                          within                  within
                                               Within One Year           Five Years               Ten Years
                                               ---------------          -----------              ----------
                                              Amount     Yield      Amount       Yield       Amount      Yield
                                              ------     -----      ------       -----       ------      -----
                                                                                          (Dollars in thousands)
          U.S. treasury and government          $    0     0.00%      $12,638        5.91%    $ 6,726       6.60%
           agencies
          Obligations of states and
            political subdivisions               1,666     5.22        11,006        6.25      22,010       5.58
          Other corporate securities             2,471     6.03           207       10.26           0       0.00
          Mortgage-backed securities                 0     0.00             0        0.00           0       0.00
                                                ------     ----       -------       -----     -------      -----
                                                $4,137     5.70%      $23,851        6.11%    $28,736       5.82%
                                                ======     =====      =======       =====     =======      =====




                                                After Ten Years           Totals
                                               ----------------       -----------------
                                               Amount      Yield      Amount     Yield
                                               ------      -----      ------     -----

          U.S. treasury and government
           agencies                             $     0       0.00%   $ 19,364      6.15%
          Obligations of states and
            political subdivisions               34,749       5.52      69,431      5.65
          Other corporate securities                  0       0.00       2,678      6.35
          Mortgage-backed securities             61,629       6.98      61,629      6.98
                                                -------      -----    --------     -----
                                                $96,378       6.45%   $153,102      6.26%
                                                =======      =====    ========     =====


         --------------------
(1) Yields on tax-exempt investments have not been computed on a tax equivalent basis.

         At December 31, 1997 there were no holdings of securities of any one issuer, other than the U.S. government and its agencies and corporations, in an amount greater than 10% of shareholders' equity.

LOAN PORTFOLIO

         LOAN PORTFOLIO COMPOSITION. Sand Ridge Financial's primary lending areas are the cities of Highland, Schererville and Hammond, Indiana and the contiguous areas in Lake County, Indiana.

         The following table presents certain information regarding the composition of Sand Ridge Financial's loan portfolio at the dates indicated:

                                                                             At December 31,
                                            ------------------------------------------------------------------------------
                                              1997             1996              1995              1994             1993
                                            --------         --------          --------          --------         --------
                                                                        (In thousands)

Commercial                                  $105,181         $102,464          $ 92,767          $ 78,810         $ 66,028
Real estate-mortgage                          94,362           85,202            86,872            93,843           89,644
Real estate-construction                       2,160            3,600             2,869               589              274
Installment                                   68,159           65,845            63,448            63,922           41,785
Credit card                                    2,686            2,010             1,241                 0                0
                                            --------         --------          --------          --------         --------
  Total loans                                272,548          259,121           247,197           237,164          197,731
Deferred loan fees                              (567)            (639)             (826)             (893)            (990)
Allowance for loan losses                     (3,252)          (2,367)           (3,372)           (2,575)          (2,386)
                                            --------         --------          --------          --------         --------
    Net loans                               $268,729         $256,115          $242,999          $233,696         $194,355
                                           =========         ========          ========          ========         ========

         At December 31, 1997, Sand Ridge Financial did not have any concentrations of loans exceeding 10.0% of total loans not otherwise disclosed in the loan categories in the table above.


         LOAN MATURITY SCHEDULE. The following table sets forth certain information at December 31, 1997 regarding commercial and real estate-construction loans maturing or repricing, based on the earlier of contractual terms to maturity or the next scheduled repricing date for variable rate loans:

                                                            After one         After five
                                             Within         but within        but within          After
                                            One Year        Five Years        Ten Years         Ten Years           Total
                                            --------        ----------        ---------         ---------           -----
                                                                        (In thousands)
Commercial                                  $ 56,456         $ 30,533          $  8,975          $  9,217         $105,181
Real estate-construction                       2,160                0                 0                 0            2,160
                                            --------         --------          --------          --------         --------
Totals                                      $ 58,616         $ 30,533          $  8,975          $  9,217         $107,341
                                           =========        =========         =========         =========         ========

                  The following table sets forth the dollar amount of all commercial and real estate-construction loans due after one year that have predetermined interest rates and have floating or adjustable interest rates:

                                                    Predetermined                 Floating or
                                                        Rates                   Adjustable Rates
                                                        -----                   ----------------
                                                                  (In thousands)

          Commercial                                   $33,152                      $15,573
          Real estate-construction                           0                            0
                                                       -------                      -------
          Totals                                       $33,152                      $15,573
                                                       =======                      =======

         DELINQUENT LOANS AND NONPERFORMING ASSETS. All loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, the collection of interest is doubtful. Loans are classified as restructured when management, to protect its investment, grants concessions that would not otherwise be considered to a debtor. Other real estate owned ("OREO") represents real estate acquired by Sand Ridge Financial as a result of loan defaults by customers. The following table summarizes Sand Ridge Financial's nonaccrual loans, restructured loans, OREO and past due loans:

                                                                           At December 31,
                                             ------------------------------------------------------------------------------
                                                  1997            1996           1995            1994            1993
                                                  ----            ----           ----            ----            ----
                                                                              (In thousands)

Nonaccrual loans                                   $ 2,643         $ 5,834        $   873         $   657         $   772
Restructured loans                                       0               0              0               0               0
Other real estate owned                                200               0              0               0             196
                                                   -------         -------        -------         -------         -------
  Total nonperforming assets                       $ 2,843         $ 5,834        $   873         $   657         $   968
                                                   =======         =======        =======         =======         =======

Accruing loans past due
  90 days or more                                  $   188         $   203        $   146         $   170         $   100
                                                   =======         =======        =======         =======         =======

Nonperforming assets as a
  percent of total loans
  plus OREO                                          1.04%           2.25%          0.35%           0.28%           0.49%
                                                    =====           =====          =====           =====           =====

         Interest income which would have been recorded under the original terms of nonaccrual loans and the interest income actually recognized are summarized below:

                                                                                Year ended December 31,
                                             ------------------------------------------------------------------------------
                                                     1997            1996           1995            1994            1993
                                                     ----            ----           ----            ----            ----
                                                                                 (In thousands)

Interest income which would
  have been recorded                                $   388         $   510       $    83          $   40         $    53
Interest income recognized                               61             103           120              35              67
                                                    -------         -------       -------           -----         -------
Interest income foregone                            $   327         $   407       $   (37)         $    5         $   (14)
                                                    =======         =======       =======          ======         =======

         At December 31, 1997 Sand Ridge Financial had approximately $3.8 million in loans not currently classified as nonaccrual or 90 days past due and accruing where known information about possible credit problems of borrowers caused management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in future disclosure of such loans. These loans are subject to constant monitoring by management and are considered in determining the adequacy of Sand Ridge Financial's allowance for loan losses.

         ALLOWANCE FOR LOAN LOSSES. Sand Ridge Financial maintains an allowance to absorb anticipated losses on loans. Additions to the allowance for loan losses are charged to the provision for loan losses on the statement of income. Management reviews on a quarterly basis the allowance for loan losses as it relates to a number of relevant factors, including, but not limited to, trends in the level of nonperforming assets, current and anticipated economic conditions in the primary lending area, past loss experience, loan concentrations, composition of the loan portfolio and possible losses arising from specific problem loans. While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in evaluating the adequacy of the allowance for loan losses.

         The following table sets forth an analysis of Sand Ridge Financial's allowance for loan losses for the periods indicated:

                                                                                    Year ended December 31,
                                                 ------------------------------------------------------------------------------
                                                      1997            1996            1995            1994           1993
                                                      ----            ----            ----            ----           ----
                                                                                 (In thousands)

Balance at beginning of period                         $  2,367        $  3,372        $  2,575        $  2,386       $  1,768
Charge-offs:
  Commercial                                                979           2,299             134             510            186
  Real estate-mortgage                                       10              14               0              97            150
  Real estate-construction                                    0               0               0               0              0
  Installment and credit card                               522             480             411             178             59
                                                       --------        --------        --------        --------       --------
    Total charge-offs                                     1,511           2,793             545             785            395

Recoveries:
  Commercial                                                430             186             168              60             92
  Real estate-mortgage                                       16               4               0              24             48
  Real estate-construction                                    0               0               0               0              0
  Installment and credit card                               150             158             134              50             33
                                                       --------        --------        --------        --------       --------
    Total recoveries                                        596             348             302             134            173
                                                       --------        --------        --------        --------       --------

Net charge-offs (recoveries)                                915           2,445             243             651            222
Provision for loan losses                                 1,800           1,440           1,040             840            840
                                                       --------        --------        --------        --------       --------
Balance at end of period                               $  3,252        $  2,367        $  3,372        $  2,575       $  2,386
                                                       ========        ========        ========        ========       ========

Loans outstanding at end of period                     $272,548        $259,121        $247,196        $237,164       $197,731
                                                       ========        ========        ========        ========       ========
Average loans outstanding
  during period                                        $267,162        $255,482        $240,044        $219,928       $180,131
                                                       ========        ========        ========        ========       ========
Ratio of net charge-offs (recoveries) during the
  period to average loans outstanding during
  the period                                               0.34%           0.96%           0.10%           0.30%          0.12%
                                                          =====           =====           =====           =====          =====

         The following table provides an allocation of Sand Ridge Financial's allowance for loan losses by category for the periods indicated. The allowance can be allocated by category only on an approximate basis. The allocation of allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

                                                                  Allowance for Loan Losses
                                                                          At December 31,
                                             ------------------------------------------------------------------------------
                                                  1997            1996           1995            1994            1993
                                                  ----            ----           ----            ----            ----
                                 (In thousands)

Commercial                                         $  1,421        $  1,134       $    683        $    825        $    793
Real estate-mortgage                                    131             118            255             522             320
Real estate-construction                                  0               0              0               0               0
Installment and credit card                             499             419            105              95             112
Unallocated                                           1,201             696          2,329           1,133           1,161
                                                   --------        --------       --------        --------        --------
Total                                              $  3,252        $  2,367       $  3,372        $  2,575        $  2,386
                                                   ========        ========       ========        ========        ========

                                                                      Percentage of Loans to Total Loans
                                                                             At December 31,
                                             ------------------------------------------------------------------------------
                                                      1997            1996           1995            1994            1993
                                                      ----            ----           ----            ----            ----

Commercial                                           38.59%          39.54%         37.53%          33.23%          33.39%
Real estate-mortgage                                  34.63           32.88          35.14           39.57           45.34
Real estate-construction                               0.79            1.39           1.16            0.25            0.14
Installment and credit card                           25.99           26.19          26.17           26.95           21.13
Unallocated                                           N/A             N/A            N/A             N/A             N/A
                                                   --------        --------       --------        --------        --------
Total                                               100.00%         100.00%        100.00%         100.00%         100.00%
                                                    =======         =======        =======         =======         =======


DEPOSITS

         Deposits have traditionally been the primary source of Sand Ridge Financial's funds for use in lending and other investment activities. Deposits are attracted principally within the area of Lake County, Indiana through the offering of a broad selection of deposit instruments, including checking and NOW accounts, money market deposit accounts, regular savings accounts, term certificate accounts and retirement savings plans. Sand Ridge Financial has not and does not presently use brokers to attract deposits.

         The average balance of and the average rate paid on various deposit categories for 1997, 1996 and 1995 is disclosed elsewhere herein in the table showing "Analysis Of Net Interest Income."

         The following table presents the amount of Sand Ridge Financial's time deposits of $100,000 or more by the time remaining until maturity as of December 31, 1997:

                              Maturity                   December 31, 1997
                              ---------                  -----------------
                                                           (In thousands)

          Three months or less                                   $ 12,795
          Over three through six months                             3,348
          Over six through twelve months                            6,321
          Over twelve months                                        3,316
                                                                 --------
          Total                                                  $ 25,780
                                                                 ========

RETURN ON EQUITY AND ASSETS

         The following table sets forth certain performance ratios of Sand Ridge Financial for the periods indicated:

                                                                             Year ended December 31,
                                                                   ----------------------------------------------
                                                                       1997            1996            1995
                                                                       ----            ----            ----
          Return on assets (net income
            divided by average total assets)                           1.13%           1.20%           1.09%

          Return on equity (net income
            divided by average equity)                                13.74%          15.06%          15.24%

          Dividend payout ratio (dividends
            declared per share divided by
            net income per share)                                     20.43%          19.66%          21.65%

          Equity to assets ratio (average
            equity divided by average assets)                          8.23%           7.99%           7.17%


SHORT-TERM BORROWINGS

         This information is not required as there were no categories of short-term borrowings for which the average balance outstanding during the period was 30% or more of shareholders' equity at the end of the period.

               PRINCIPAL SHAREHOLDERS AND OWNERSHIP BY MANAGEMENT


         For information regarding the principal shareholders of First Financial and ownership of First Financial Common Stock by First Financial's directors and executive officers, see "Item 12. Security Ownership of Certain Beneficial Owners and Management" in the First Financial Form 10-K, which is incorporated herein by reference.

         The following table sets forth certain information with respect to the only persons known to Sand Ridge Financial to own beneficially more than 5% of the outstanding common stock of Sand Ridge Financial as of the Record Date:

                                                                          Number of          Percent of Shares
                                                                           Shares               Outstanding
                                                                           ------               -----------
          Name And Address
          ----------------

          Bruce E. Leep                                                      7,544               12.57%
          Sand Ridge Financial Corporation
          2611 Highway Avenue
          Highland, Indiana  46322

          E. Kenneth Leep                                                    6,559               10.93%
          Sand Ridge Financial Corporation
          2611 Highway Avenue
          Highland, Indiana  46322

          Van Der Molen Sand Ridge LLC                                       5,786                9.64%
          Richard L. Van Der Molen, Trustee
          1 North 335 Indian Knoll Road
          West Chicago, Illinois  60185

         The following table sets forth certain information regarding the number of shares of common stock of Sand Ridge Financial beneficially owned by each director of Sand Ridge Financial and by all directors and executive officers of Sand Ridge Financial as a group as of the Record Date:

                                             Number of          Percent of Shares
                             Name               Shares              Outstanding
                             ----               ------              -----------

          Bruce E. Leep                           7,544 (1)               12.57%
          E. Kenneth Leep                         6,559 (2)               10.93%
          Richard E. Olszewski                       50 (3)                0.08%
          Rhett L. Tauber                            50 (4)                0.08%
          Gerald Van Prooyen                      1,571 (5)                2.62%
          Samuel Van Til                            102 (6)                0.17%
          Carl Wolak                                260 (7)                0.43%

          All executive officers and
          directors as a group
          (9 persons)                                16,918               28.20%

         --------------------

         (1) Of these, 3,034 shares are owned by Mr. Bruce E. Leep's wife, for which Mr. Leep disclaims beneficial ownership, and 387 shares are owned by the Sand Ridge Financial Employee Profit Sharing Trust, of which Mr. Leep is a committee member.
         (2) Of these, 2,336 shares are owned by Mr. E. Kenneth Leep's wife and 380 shares are owned by their children, for which Mr. Leep disclaims beneficial ownership.
         (3)      All of Mr. Olszewski's shares are owned jointly with his wife.
         (4)      All of Mr. Tauber's shares are owned jointly with his wife.
         (5) Of these, 24 shares are owned by a revocable trust, of which Mr. Van Prooyen is the trustee, and 624 shares are owned by Mr. Van Prooyen's wife is the trustee. Mr. Van Prooyen disclaims beneficial ownership of the shares owned by the trust and his wife.
         (6)      All of Mr. Van Til's shares are owned jointly with his wife.
         (7) Of these, 10 shares are owned by Mr. Wolak's wife, for which Mr. Wolak disclaims beneficial ownership, and 150 shares are owned jointly with his wife.

                   COMPARATIVE MARKET AND DIVIDEND INFORMATION


NATURE OF TRADING MARKET

         The First Financial Common Stock is quoted on the Nasdaq National Market System under the symbol "FFBC". On March __, 1999, the last reported sale price of First Financial Common Stock as reported on the Nasdaq National Market System was $_____ per share.

         The Sand Ridge Financial Common Stock is not traded on an established public market. The last known trading price of Sand Ridge Financial Common Stock was $1,100 per share on December 8, 1998 for two shares. As there is not an established public trading market for the shares of Sand Ridge Financial Common Stock, the stock is not liquid and the price indicated above may not reflect the prices which would be paid for such shares on an active market. This information should not necessarily be relied upon when determining the value of a shareholder's investment.

         The following table sets forth, for the periods indicated, the high and low sales prices per share of First Financial Common Stock as reported on the Nasdaq National Market System. All prices have been adjusted to give retroactive effect to stock dividends and stock splits.

                                              FIRST FINANCIAL           FIRST FINANCIAL
                                                 HIGH BID                  LOW BID

         1995
         ----
         First Quarter                             $13.05                    $12.21
         Second Quarter                             12.96                     12.40
         Third Quarter                              13.33                     12.40
         Fourth Quarter                             13.24                     12.40

         1996
         ----
         First Quarter                              13.34                     12.58
         Second Quarter                             13.15                     11.84
         Third Quarter                              13.15                     12.02
         Fourth Quarter                             13.43                     12.49

         1997
         ----
         First Quarter                              15.19                     12.60
         Second Quarter                             17.15                     13.95
         Third Quarter                              23.07                     16.12
         Fourth Quarter                             22.95                     21.14

         1998
         ----
         First Quarter                              26.70                     21.82
         Second Quarter                             28.98                     23.41
         Third Quarter                              26.70                     22.73
         Fourth Quarter                             31.00                     25.00

         The following information reflects actual trade transactions in Sand Ridge Financial Common Stock made during 1996 through 1998, for which management is aware of both the number of shares traded and the selling price. The information should not necessarily be relied upon when determining the value of a shareholder's investment.

                                                       Sand Ridge Financial Trades In
                                             ----------------------------------------------------
                                                   1996             1997            1998(1)
                                                   ----             ----            ----
          Number of trades                                 11               12                11
          Number of shares traded                      10,667            1,892               583
          Selling price                       $439.89-$569.67  $569.67-$700.00  $925.00-$1,100.00

         ----------
         (1)  Through September 30, 1998

         As of March __, 1999, there were approximately _______ holders of record of First Financial Common Stock. As of March 1, 1999, Sand Ridge Financial had 337 shareholders of record.


DIVIDENDS

         The following table sets forth the per share cash dividends declared on First Financial and Sand Ridge Financial Common Stock, respectively, for each quarter since January 1, 1995. First Financial dividends have been adjusted to give retroactive effect to all stock dividends and stock splits.

                                                   FIRST                  SAND RIDGE
                                                 FINANCIAL                 FINANCIAL
                                                 ---------                 ---------

         1995
         ----
         First Quarter                            $ .10
         Second Quarter                             .10
         Third Quarter                              .10
         Fourth Quarter                             .11                     $15.00

         1996
         ----
         First Quarter                              .11
         Second Quarter                             .11
         Third Quarter                              .11
         Fourth Quarter                             .12                      16.00

         1997
         ----
         First Quarter                              .12
         Second Quarter                             .12
         Third Quarter                              .14
         Fourth Quarter                             .14                      17.00

         1998
         ----
         First Quarter                              .14
         Second Quarter                             .14
         Third Quarter                              .14
         Fourth Quarter                             .15                      18.00

         In the Merger Agreement, First Financial and Sand Ridge Financial agreed that if the Effective Time is after First Financial's record date for its first quarter, 1999 regular dividend, Sand Ridge Financial shareholders will receive a quarterly dividend of $4.75 per share on April 1, 1999.

         The future dividend policy of First Financial is subject to the discretion of First Financial's Board of Directors, cash needs, general business conditions and dividends from subsidiaries.

         For certain restrictions on the payment of dividends by First Financial and Sand Ridge Financial see "COMPARISON OF COMMON STOCK AND SHAREHOLDERS' RIGHTS--Dividend Rights."

               COMPARISON OF COMMON STOCK AND SHAREHOLDERS' RIGHTS

         The following summary comparison of the terms of the common stock of Sand Ridge Financial and First Financial, and the rights of holders thereof, does not purport to be complete and is qualified in its entirety by reference to First Financial's Articles of Incorporation, Sand Ridge Financial's Articles of Incorporation, First Financial's Regulations and Sand Ridge Financial's Code of By-Laws. Various features of the Articles of Incorporation and Regulations of First Financial differ from Sand Ridge Financial's Articles of Incorporation and Code of By-Laws. The following discussion summarizes the differences that are deemed to be material by First Financial.


AUTHORIZED BUT UNISSUED SHARES

         First Financial's Articles of Incorporation authorize the issuance of 60,000,000 shares, without par value, of First Financial Common Stock, of which 36,320,338 shares were issued and outstanding at December 31, 1998. At its upcoming annual meeting of shareholders, First Financial is proposing to increase its authorized common shares to 160,000,000 shares. The remaining authorized but unissued shares of First Financial Common Stock may be issued upon authorization of the Board of Directors without prior shareholder approval.

         Sand Ridge Financial's Articles of Incorporation authorize the issuance of 200,000 shares, without par value, of which 60,000 shares were issued and outstanding at December 31, 1998.


DIVIDEND RIGHTS

         The holders of Sand Ridge Financial and First Financial Common Stock are entitled to dividends and other distributions when, as and if declared by their respective Boards of Directors out of funds legally available therefor. Subject to certain regulatory restrictions, dividends may be paid in cash, property or shares of common stock, unless the entity is insolvent or the dividend payment would render it insolvent.

         The amount of dividends, if any, that might be declared by First Financial following the purchase will necessarily depend upon many factors, including without limitation, future earnings, capital requirements, business conditions of subsidiaries (since First Financial will be dependent upon dividends paid to it by its subsidiaries) and the discretion of First Financial's Board of Directors. Dividends paid to First Financial by its subsidiary financial institutions are subject to the regulations of various regulatory authorities. A Federal Reserve Board Policy Statement provides that cash dividends paid by a bank holding company should meet the following two guidelines: (1) the organization's net income available to common shareholders over the past year should be sufficient to fully fund the dividends and (2) the prospective rate of earnings retention by the organization appears consistent with capital needs, asset quality, and overall financial condition. First Financial has complied with the first guideline since its organization in 1983 and believes it has also complied with the second guideline.

DIRECTORS

         After the Merger, Sand Ridge Financial's Board of Directors will cease to exist and First Financial's Board of Directors will be the Board of Directors for the Surviving Corporation, except that Bruce E. Leep, a member of Sand Ridge Bank's Board of Directors, will be appointed to First Financial's Board promptly after the Effective Time. First Financial does NOT have a similar agreement with Hebron Bancorp, Inc.

         The number of directors of First Financial can be no less than nine and no more than 25. First Financial currently has 15 directors, not including the Sand Ridge Bank director who will be appointed to First Financial's Board promptly after the Effective Time, divided into three classes of directors.
The size of the Board can be increased or decreased at any time by:

         a. the affirmative vote of two-thirds (2/3rds) of the whole authorized number of directors, or

         b. the affirmative vote of the holders of at least two-thirds (2/3rds) of the outstanding voting power of First Financial at a meeting of shareholders, at which a quorum is present, called for the purpose of electing directors.

         First Financial's Board of Directors may not, under provisions of First Financial's Regulations, increase the authorized number of directors by more than three positions during any period between annual meetings.

         First Financial directors are elected to three-year terms, with the term of office of one class expiring each year. Shareholders of First Financial annually elect only one of the three classes. This method of election could be considered an impediment for a takeover of control of First Financial by third parties.

         Sand Ridge Financial's Code of By-Laws provides for a Board of Directors of seven persons. All directors are elected by the shareholders to one-year terms at each annual meeting, except that the Board of Directors may fill vacancies occurring on the Board of Directors, including vacancies resulting from an increase in the number of directors on the Board.

         Nominations for the election of First Financial directors may be made by the Board of Directors, a committee appointed by the Board of Directors or by any shareholder entitled to vote in the election of directors. Shareholders intending to nominate director candidates for election must deliver written notice thereof to the Secretary of First Financial no later than (i) 90 days prior to the date one year from the date of the immediately preceding annual meeting of shareholders with respect to an election to be held at an annual meeting of shareholders, or (ii) the close of business on the tenth day following the date on which a meeting notice is first given to shareholders with respect to an election to be held at a special meeting of shareholders. The written notice must set forth certain information, as described in the Regulations, concerning the shareholder and the person being nominated. Any person not nominated in compliance with the prescribed procedures will not be eligible for election as a director. Sand Ridge Financial's Code of By-Laws does not describe the method for making nominations for the election of directors.

         A majority of First Financial's directors in office at any time, though less than a majority of the whole authorized number of directors, may, by a vote of a majority of their number, fill any director's office that is created by an increase in the number of directors or by a vacancy. Any directors so chosen will hold office for the remaining length of the term; a vote by First Financial shareholders is not required. A majority of Sand Ridge Financial's directors then in office is required to fill any vacancies in Sand Ridge Financial's Board or fill any newly created director positions. Any directors so chosen may hold office only until the next annual or special meeting of the shareholders.

         Any director of Sand Ridge Financial may be removed, with or without cause, by the affirmative vote of at least two-thirds (2/3rds) of the outstanding shares of Sand Ridge Financial Common Stock at a meeting of shareholders called for that purpose. A First Financial director may be removed only if a court of law finds such director guilty of a felony or if the director has breached his or her fiduciary duty under the laws of Ohio.

         First Financial's Regulations have an age limitation preventing election or re-election of directors who have reached the age of 70 years or older. Sand Ridge Financial's Articles of Incorporation and Code of By-Laws do not contain such an age limitation, but as a matter of policy all directors in fact resign at age 70.


QUORUM FOR SHAREHOLDERS' MEETINGS

         Except as provided by law, the holders of record of a majority of outstanding shares, in person or by proxy, are required for a quorum at all First Financial and Sand Ridge Financial shareholders' meetings.


MEETING PARTICIPATION BY USE OF COMMUNICATION EQUIPMENT

         Sand Ridge Financial's Code of By-Laws allows any or all directors to participate in a Board of Directors meeting or a committee meeting by using a conference telephone or similar communication equipment by means of which all persons participating in the meeting can communicate with each other. First Financial's Articles of Incorporation and Regulations make no provision for meeting participation using communication equipment, but Ohio statutes allow directors to participate in a directors' meeting using such equipment.


VOTING RIGHTS

         The holders of Sand Ridge Financial Common Stock and First Financial Common Stock are entitled to one vote per share on all matters presented for shareholder vote. Shareholders of First Financial or Sand Ridge Financial do not have cumulative voting rights in the election of directors.

SPECIAL MEETINGS

         Special Meetings of the shareholders of First Financial may be called for any purpose by the Chairman of the Board of Directors; by the President; by the Vice President authorized to exercise the authority of the President upon his absence, death or disability; by resolution of the directors; or by holders of not less than 50% percent of the outstanding voting power of First Financial.

         Special Meetings of the shareholders of Sand Ridge Financial may be called by the President, by the Board of Directors, or by shareholders holding of record not less than one-fourth (1/4th) of all shares of Sand Ridge Financial Common Stock outstanding and entitled to vote on the business proposed to be transacted at the meeting. The President shall also call a special meeting upon the written request of a majority of the members of the Board of Directors or shareholders holding of record a majority of all shares of common stock outstanding and entitled to vote on the business for which the meeting is being called. Any request for a special meeting shall state the purpose or purposes of the proposed meeting.


NOTICE OF SHAREHOLDER MEETINGS

         First Financial and Sand Ridge Financial have similar notification requirements. Notice of shareholder meetings shall be mailed, postage prepaid, to every shareholder of record at the address appearing on the respective company's books at least ten days prior to the date of the meeting.


PREEMPTIVE RIGHTS

         As permitted by law, neither First Financial's nor Sand Ridge Financial's Articles of Incorporation provide for preemptive rights.


REDEMPTION AND ASSESSMENT

         Shares of First Financial and Sand Ridge Financial Common Stock are not subject to further call or assessment. A bank holding company may redeem or purchase shares of its Common Stock with funds legally available therefor, provided it gives prior notice to the Federal Reserve Board if the consideration to be paid for the purchase or redemption, when aggregated with the consideration paid for all purchases or redemptions for the preceding twelve months, equals or exceeds 10% of its consolidated net worth. This prior notification is not required if the bank holding company (a) exceeds the thresholds established for a "well-capitalized" institution both before and after the redemption, (b) received a composite "1" or "2" rating at its most recent regulatory inspection, and (c) is not the subject of any unresolved supervisory issues. First Financial currently meets these three requirements and is not required to notify the Federal Reserve Board before purchasing shares of its common stock. Redemptions may not be made when First Financial is insolvent or, as a result of the redemption, would be rendered insolvent. Redemptions or repurchases of Sand Ridge Financial Common Stock are also subject to regulatory limitations.

TWO-THIRDS MAJORITY VOTE REQUIRED

The Articles of Incorporation for Sand Ridge Financial require a two-thirds (2/3rds) majority vote of the outstanding shares of Sand Ridge Financial Common Stock for:

         a.       Removal of any or all members of the Board of Directors;

         b. Approval of any merger or consolidation of Sand Ridge Financial or any of its subsidiaries, except for a merger or consolidation of one or more subsidiaries with each other or with the holding company;

         c.        The liquidation or dissolution of Sand Ridge Financial;

         d. Any sale, exchange or other disposition of (but not any bona fide security interest in or mortgage, pledge or other encumbrance on) all or substantially all of the assets of Sand Ridge Financial; and

         e. Any amendment or repeal of the two-thirds (2/3rds) voting requirement for the above four items.

         See "Directors" and "Amendments to Articles and Regulations/Code of By-Laws" of this section for discussions of those actions requiring a two-thirds (2/3rds) affirmative vote of outstanding shares of First Financial Common Stock.


AMENDMENTS TO ARTICLES AND REGULATIONS/CODE OF BY-LAWS

         Any provision of First Financial's Articles of Incorporation may be amended, altered, changed or repealed by following the procedures prescribed by the then current laws of the State of Ohio.

         Any section of Sand Ridge Financial's Articles of Incorporation may be amended or repealed by following the procedures prescribed by the then current laws of the State of Indiana, except for repeal or amendment of the section of the Articles requiring a two-thirds (2/3rds) majority vote of outstanding shares of Sand Ridge Financial Common Stock entitled to vote, as described in "TWO-THIRDS MAJORITY VOTE REQUIRED."

         Sand Ridge Financial's Code of By-Laws may be altered, amended or repealed by a majority vote of the number of authorized members of the Board of Directors. Since Sand Ridge Financial's Code of By-Laws currently authorizes a Board of seven members, the affirmative vote of four members is necessary to alter, amend, or repeal provisions of the Code of By-Laws.

         First Financial's Regulations may be amended, altered, repealed or replaced by the affirmative vote of at least two-thirds (2/3rds) of shares outstanding at a meeting of shareholders called for such purpose, unless the change or changes is recommended by the affirmative vote of two-thirds (2/3rds) of the whole authorized number of directors. If recommended by the affirmative vote of two-thirds (2/3rds) of the whole authorized number of directors, the affirmative vote of a majority of the outstanding shares will be required for approval.


PROVISIONS AFFECTING BUSINESS COMBINATIONS AND CHANGES IN CONTROL

         Ohio law governs the rights of shareholders of First Financial. Chapter 1704 of the Ohio Revised Code (the "ORC") may be viewed as having an anti-takeover effect. This statute, in general, prohibits an "issuing public corporation," the definition of which includes First Financial, from entering into a "Chapter 1704 Transaction" with the beneficial owner, or affiliates of such beneficial owner, of 10.0% or more of the outstanding shares of the corporation (an "interested shareholder") for at least three years following the date on which the interested shareholder attains such 10.0% ownership, unless the board of directors of the corporation approves, prior to such person becoming an interested shareholder, either the transaction or the acquisition of shares resulting in a 10.0% ownership position. A "Chapter 1704 Transaction" is broadly defined to include, among other things, a merger or consolidation with; a sale of substantial assets to; or the receipt of a loan, guaranty or other financial benefit, which is not proportionately received by all shareholders, from the interested shareholder. Following the expiration of such three-year period, a Chapter 1704 Transaction with the interested shareholder is permitted only if either (i) the transaction is approved by the holders of at least two-thirds of the voting power of the corporation or such different proportion as is set forth in the corporation's articles of incorporation, including a majority of the outstanding shares excluding those owned by the interested shareholder, or (ii) the business combination results in the shareholders other than the interested shareholder receiving a prescribed "fair price" for their shares. One significant effect of Chapter 1704 is to encourage a person to negotiate with the board of directors of a corporation prior to becoming an interested shareholder.

         In addition, Section 1707.043 of the ORC requires a person or entity that makes a proposal to acquire the control of a corporation to repay to that corporation any profits made from trades in the corporation's stock within eighteen months after making the control proposal.

         Section 1701.831 of the ORC (the "Control Share Acquisition Statute") requires shareholder approval of any proposed "control share acquisition" of an Ohio corporation. A "control share acquisition" is the acquisition, directly or indirectly, by any person, including any individual, partnership, corporation, limited liability company, society, association or two or more persons who have a joint or common interest, of shares of a corporation that, when added to all other shares of the corporation that may be voted, directly or indirectly, by the acquiring person, would entitle such person to exercise or direct the exercise of 20.0% or more, but less than 33-1/3%, of the voting power of the corporation in the election of directors or 33-1/3% or more, but less than a majority, of such voting power or a majority or more of such voting power. Under the Control Share Acquisition Statute, the control share acquisition must be approved in advance by the holders of a majority of the outstanding voting shares represented at a meeting at which a quorum is present and by the holders of a majority of the portion of the outstanding voting shares represented at such a meeting excluding the voting shares owned by the acquiring shareholder and certain "interested shares," including shares owned by officers elected or appointed by the directors of the corporation and by directors of the corporation who are also employees of the corporation.

         The purpose of the Control Share Acquisition Statute is to give shareholders of Ohio corporations a reasonable opportunity to express their views on a proposed shift in control, thereby reducing the coercion inherent in an unfriendly takeover. The provisions of the Control Share Acquisition Statute grant to the shareholders of First Financial the assurance that they will have adequate time to evaluate the proposal of the acquiring person, that they will be permitted to vote on the issue of authorizing the acquiring person's purchase program to go forward in the same manner and with the same proxy information that would be available to them if a proposed merger of First Financial were before them and, most importantly, that the interests of all shareholders will be taken into account in connection with such vote and the probability will be increased that they will be treated equally regarding the price to be offered for their common shares if the implementation of the proposal is approved.

         The Control Share Acquisition Statute applies not only to traditional offers but also to open market purchases, privately negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the Control Share Acquisition Statute could render approval of any control share acquisition difficult in that the transaction must be authorized at a special meeting of shareholders, at which a quorum is present, by the affirmative vote of the majority of the voting power represented and by a majority of the portion of such voting power excluding interested shares. Any corporate defense against persons seeking to acquire control may have the effect of discouraging or preventing offers which some shareholders might find financially attractive. On the other hand, the need on the part of the acquiring person to convince the shareholders of First Financial of the value and validity of the offer may cause such offer to be more financially attractive in order to gain shareholder approval.

         In addition, Section 1701.59 of the ORC provides that, in determining what such director reasonably believes to be in the best interests of the corporation, the director may consider, in addition to the interests of the corporation's shareholders, any of the interests of the corporation's employees, suppliers, creditors and customers, the economy of the State of Ohio and the United States, community and societal considerations and the long-term as well as the short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

         Although First Financial believes that these provisions are in its best interests, you should be aware that such provisions could be disadvantageous to you because the overall effect of these statutes may be to render more difficult or discourage the removal of incumbent management or the assumption of effective controls by other persons.

FIRST FINANCIAL SHAREHOLDER RIGHTS PLAN

         On November 26, 1993, First Financial adopted a shareholder rights plan (the "Plan") and declared a dividend of one right on each outstanding share of First Financial Common Stock ("Right") to shareholders of record as of December 6, 1993. Each share of First Financial Common Stock issued after December 6, 1993 will include one Right. Under the Plan, the Rights will actually be distributed only if one or more of certain designated actions involving First Financial Common Stock occur. See Note 18 of First Financial's 1997 Financial Statements for more information on the Plan.


TRANSFER AGENT AND REGISTRAR

         The registrar and transfer agent for First Financial Common Stock is The Registrar and Transfer Company, Cranford, New Jersey.

                       ADJOURNMENT OF THE SPECIAL MEETING


         The shareholders of Sand Ridge Financial are being asked to approve a proposal to permit the adjournment of the Special Meeting, if necessary, to solicit additional proxies with respect to the approval of the Merger Agreement. The Merger Agreement must be approved by the affirmative vote of at least two-thirds of the outstanding shares of Sand Ridge Financial Common Stock. If such matter does not receive the requisite number of proxy votes at the Special Meeting and does not receive a sufficient number of negative proxy votes to assure the failure of the matter, the Board of Directors may decide to adjourn the Special Meeting to solicit additional proxies. If the Board of Directors decides to adjourn the Special Meeting with respect to the Merger Agreement, the Chairman of the Special Meeting will request a motion that the Special Meeting be adjourned for up to 30 days. An adjournment of up to 30 days would not require either the setting of a new meeting date or the giving of notice of the adjourned meeting.

         Each proxy given in connection with the Special Meeting will be voted on a motion for adjournment in accordance with the instructions contained therein. If no contrary instructions are given, each proxy will be voted in favor of any motion to adjourn the Special Meeting. The holders of the majority of the shares of Sand Ridge Financial represented in person or by proxy at the Special Meeting will be required to approve a motion to adjourn the Special Meeting.

         If a motion to adjourn the Special Meeting is approved, no vote will be taken on the Merger Agreement at the Special Meeting on April 22, 1999 but the Merger Agreement will be voted upon at the adjourned meeting. Unless revoked prior to its use, any proxy solicited for the Special Meeting will continue to be valid and will be voted in accordance with the instructions contained therein at the adjourned meeting.

         Since the Board of Directors recommends that the shareholders vote for the Merger Agreement, the Board of Directors similarly recommends that the shareholders vote FOR the proposal to adjourn the Special Meeting, which will facilitate the approval of the Merger Agreement. Such an adjournment would be disadvantageous to shareholders who oppose the Merger Agreement because the adjournment will give Sand Ridge Financial additional time to solicit votes in favor of the Merger Agreement, thereby increasing the chances of passing the Merger Agreement proposal. Sand Ridge Financial has no reason to believe that an adjournment of the Special Meeting will be required.

         If a quorum is not present at the Special Meeting, none of the proposals will be acted upon, and the Board of Directors will adjourn the Special Meeting to a later date in order to solicit additional proxies to assure the presence of a quorum. The proposal to approve a motion to adjourn the Special Meeting does not apply to an adjournment relating to the absence of a quorum.

                                     EXPERTS


         The consolidated financial statements of First Financial incorporated by reference in First Financial's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Sand Ridge Financial at December 31, 1997 and 1996 and for the years ending December 31, 1997, 1996 and 1995 appearing in this Proxy Statement-Prospectus have been audited by Crowe, Chizek and Company LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



                                  LEGAL MATTERS


         The legality of the shares of First Financial Common Stock to be issued in the Merger described herein and certain additional legal matters will be passed upon by Frost & Jacobs LLP, 2500 PNC Center, 201 East Fifth Street, Cincinnati, Ohio 45202.

         Barnes & Thornburg, 600 1st Source Bank Center, 100 North Michigan, South Bend, Indiana 46601-1632 will pass upon certain legal matters in connection with the Merger for Sand Ridge Financial and issue the tax opinion.

                       WHERE YOU CAN FIND MORE INFORMATION


         First Financial files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         1. First Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "First Financial Form 10-K");

         2. First Financial's Quarterly Report on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1998;

         3. The following information set forth in the 1997 Annual Report of First Financial to its shareholders:

                  a. The information in the table set forth on page 50 under the caption " Quarterly Financial And Common Stock Data."

                  b. The information in the table set forth on page 24 under the caption "Table 1 - Financial Summary."

                  c. The information set forth on pages 23 through 31 under the caption "Management's Discussion And Analysis Of Financial Condition And Results of Operations."

         4. First Financial's report on Form 8-K filed March 26, 1998, discussing issues concerning First Financial's Year 2000 preparations.

         5. First Financial's report on Form 8-K filed August 31, 1998, regarding the announcement of two stock repurchase programs.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                    Secretary
                                    First Financial Bancorp.
                                    Third and High Streets
                                    Hamilton, Ohio  45011
                                    (513) 867-4700

         You should rely only on the information incorporated by reference or provided in this Proxy Statement-Prospectus. First Financial has not authorized anyone else to provide you with different information. First Financial is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Proxy Statement-Prospectus is accurate as of any date other than the date on the front of this document.

                       SAND RIDGE FINANCIAL CORPORATION
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended
                       December 31, 1997, 1996 and 1995

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The following discussion and analysis provides information about the consolidated financial condition and results of operations of Sand Ridge Financial Corporation (the "Corporation") and its wholly-owned subsidiary Sand Ridge Bank (the "Bank"). It identifies trends and material changes that occurred during the reporting periods and should be read in conjunction with the consolidated financial statements and accompanying notes.


EARNINGS SUMMARY

Consolidated net income of the Corporation for the year ended December 31, 1997 was $4,993,000 or $83.21 per share. This represented an increase of 2.23% or $109,000 over 1996 earnings. Net income for 1996 was $4,884,000 ($81.39 per share) reflecting a 17.46% or $726,000 increase over 1995 earnings of $4,158,000 ($69.30 per share). The increase in net income during 1996 was impacted by growth in interest-earning assets but more significantly from a reduction in noninterest expense compared to 1995.

Two often cited ratios for analysis of financial institutions are return on average assets (ROA) and return on average equity (ROE). ROA was 1.13%, 1.20% and 1.09% for the years ended December 31, 1997, 1996 and 1995 respectively. ROE for 1997 was 13.74%, 1996 was 15.06% and 1995 was 15.24%.


RESULTS OF OPERATIONS (1997 compared to 1996)

Net interest income, the Corporation's principal source of earnings, is the excess of interest received from earning assets over interest paid on interest-bearing liabilities. The Corporation's net interest income for the years 1995 through 1997 is shown in the table "Analysis of Net Interest Income" that is incorporated in this document.

The amount of net interest income is determined by the volume and mix of earning assets, the rates earned on such earning assets and the volume, mix and rates paid for the deposits and borrowed money that support the earning assets. The table "Interest Income and Expense Rate/Volume Analysis" that is incorporated in this document describes the extent to which changes in interest rates and changes in volume of earning assets and interest-bearing liabilities have affected the Corporation's net interest income during the years indicated. The combined effect of changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

Total interest income was $32,122,000 in 1997, an increase of $3,190,000 or 11.03% over 1996. This change was a result of an increase in both the average interest-earning assets and the yield on earning assets. Average outstanding loan, securities available for sale and federal funds sold increased $11,680,000, $12,569,000 and $11,322,000 compared to 1996. The yield on loans, securities available for sale and federal funds sold increased 0.20%, 0.22% and 0.31% compared to 1996.

Total interest expense was $16,257,000 in 1997, an increase of $1,785,000 or 12.33% over 1996. This change was predominately due to an increase of $29,577,000 in average interest-bearing liabilities, from an average of $330,279,000 during 1996 to an average of $359,856,000 during 1997. The increase in average interest-bearing liabilities was primarily due to the $29,944,000 increase in other time deposits from $146,484,000 in 1996 to $176,428,000 in 1997.

Net interest income, the difference between total interest income and total interest expense, increased $1,405,000 during 1997 due to increases in both volume and rate as described above. The increased interest income was greater than the increased interest expense, thereby causing net interest income to increase.

The interest rate spread and the net interest margin are two ratios frequently used to measure differences in interest income and interest expense. The interest rate spread (the average rate on interest-earning assets minus the average rate on interest-bearing liabilities) was 3.11% for 1997 and 3.12% for 1996, a difference of one basis point. The net interest margin (net interest income divided by average interest-earning assets) increased two basis points to 3.77% during 1997 from 3.75% during 1996.

The Corporation records a provision for loan losses in the Consolidated Statement of Income to provide for expected credit losses. Actual losses on loans are charged against the allowance for loan losses, which is an allowance accumulated on the Consolidated Balance Sheet. The recorded values of uncollectable loans are removed from the Consolidated Balance Sheet and referred to as charge-offs and, after netting out recoveries on previously charged off assets, become net charge-offs. The Corporation's policy is to charge off loans when, in management's opinion, collection of principal is in doubt. All loans charged off are subject to continuous review and concerted efforts are made to maximize recovery.

Management records the provision for loan losses in amounts sufficient to result in an allowance that will cover future risks believed to be inherent in the loan portfolio. Management's evaluation in establishing the provision includes such factors as historical loss and recovery experience, estimated future loss for loans, known deterioration in loans and prevailing economic conditions that might have an impact on the portfolio. The evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. The evaluation of the factors is completed by an internal loan review analyst and reviewed by a group of senior officers from the financial and lending departments.

The provision for loan losses increased $360,000 from $1,440,000 in 1996 to $1,800,000 in 1997. The increase during 1997 was due to the increase in total loans, net of deferred fees, of 5.22% and also provided for a 28 basis point increase in the allowance to total loans ratio. The allowance at December 31, 1997, was $3,252,000 or 1.19% of total loans which compares to $2,367,000 or 0.91% of total loans at December 31, 1996. The increase in both the provision and the allowance for loan losses during 1997 was primarily due to the growth in the loan portfolio, a need to replenish the allowance for loan losses for $915,000 in net charge-offs recorded during 1997 and increasing the allowance for risks related to a $600,000 increase in total impaired loans, excluding impaired Bennett Funding loans (see discussion of Bennett Funding loans later herein), from $1.3 million at December 31, 1996 to $1.9 million at December 31, 1997. The allowance allocated to these impaired loans increased $157,000 from $282,000 at December 31, 1996 to $439,000 at December 31, 1997.

Impaired loans totaled $2.8 million at December 31, 1997, including $862,000 related to Bennett Funding, compared to $5.8 million at December 31, 1996, including $4.5 million related to Bennett Funding. The decline in the balance of impaired Bennett Funding loans from December 31, 1996 to December 31, 1997 was due to significant payments received during 1997 under a settlement agreement with the Bennett Funding bankruptcy trustee. No portion of the allowance for loan losses was allocated for the Bennett Funding loans at December 31, 1997 or 1996 as full payment on the remaining balance, after recording a $1.7 million charge-off in 1996, was expected based on the agreement with the bankruptcy trustee.

The level of nonaccrual loans is an important element in assessing asset quality. Loans are classified as nonaccrual when, in the opinion of management, collection of interest is doubtful. Nonaccrual loans decreased $3.2 million from $5.8 million at December 31, 1996 to $2.6 million at December 31, 1997. The decrease in nonaccrual loans during 1997 occurred primarily as a result of $3.6 million in settlement payments received on the Bennett Funding loans during 1997.

Noninterest income increased $574,000 or 17.52% in 1997 as compared to 1996. Net realized gain (loss) on sales of securities available for sale increased $113,000 from a loss of $28,000 during 1996 to a gain of $85,000 during 1997. During 1997, the Corporation received $17.2 million in proceeds from sales of securities available for sale. Service charges on deposit accounts increased $451,000 or 26.63% over 1996 and represented the majority of the increase in noninterest income. This increase was achieved as the result of implementing a free checking account product and replacing the lost monthly service charge income with higher services charges for overdraft and non-sufficient fund transactions.

Noninterest expense increased $1.7 million or 18.21% in 1997 as compared to 1996. The largest component of noninterest expense is salaries and employee benefits, which increased $770,000 or 15.93% in 1997 as compared to 1996 primarily due to additional employees needed to service a 9.49% growth in total assets, normal annual wage and salary increases and related increases in employee benefits. Furniture and equipment depreciation expense increased $146,000 or 16.58% in 1997 as compared to 1996. Marketing expense increased $148,000 or 42.67% primarily due to increased promotional efforts to generate home equity line of credit loans and deposits. Other expenses also increased $457,000 or 24.39% in 1997 as compared to 1996 primarily due to increases in ATM interchange fees, credit card processing fees, telephone expense and postage.

Income tax expense decreased $220,000 in 1997 as compared to 1996. This decrease was primarily due to an increase of $622,000 in tax exempt interest income that resulted in a $211,000 reduction of income tax expense in 1997 as compared to 1996.

Net loans increased $12.6 million or 4.93% during 1997. The majority of the increase was from growth in real estate-mortgage loans which increased $9.2 million or 10.75%. This increase was achieved as the Corporation took advantage of continued mortgage loan demand for both new and loan refinancing taking place during 1997 due to the low interest rate environment during 1997 as compared to historical interest rates.

Securities available for sale increased $30.3 million or 24.38% during 1997. All securities are classified as available for sale at December 31, 1997 and are available for liquidity and asset-liability management purposes. The Corporation follows a conservative investment policy, investing primarily for interest rate risk management and liquidity management purposes and to also provide additional interest income. U.S. Treasury securities, generally considered to have the least credit risk and the highest liquidity, composed 5.23% of the Corporation's investment portfolio at December 31, 1997.

Another 7.30% of the securities portfolio balance at December 31, 1997 was composed of securities issued by U.S. government agencies and corporations, primarily the Federal Home Loan Bank (FHLB), Federal Home Loan Mortgage Corporation (FHLMC) and Federal National Mortgage Association (FNMA). Due to the government guarantees, either expressed or implied, U.S. government agency and corporate obligations are considered to have low credit risk and high liquidity.

Mortgage-backed securities (MBSs), including collateralized mortgage obligations (CMO's), composed 39.89% of the securities portfolio at December 31, 1997. MBSs represent participations in pools of mortgage loans, the principal and interest payments of which are passed to the security investors. MBSs are subject to prepayment risk, especially during periods of decreasing interest rates. Prepayments of the underlying mortgage loans may shorten the lives of the securities, thereby affecting yields to maturity and market values. The Corporation invests primarily in MBSs issued by U.S. government agencies, such as FHLMC, FNMA and Government National Mortgage Association (GNMA). Such securities, because of government agency guarantees, are considered to have low credit risk and high liquidity.

State, county and municipal securities composed 44.94% of the Corporation's security portfolio at December 31, 1997. The securities are highly diversified as to states and issuing authorities within states, thereby decreasing portfolio risk.

The Corporation solicits deposits by offering a wide variety of savings and transaction accounts, including checking accounts, regular savings accounts, money market accounts and other time deposits of various maturities and rates. Total deposits increased $17.4 million or 4.82% during 1997. The growth in deposits was used to finance the growth in the loan and securities portfolios.

Federal funds purchased and securities sold under agreements to repurchase increased $8.2 million and $8.0 million during 1997. These funds were also used to help finance the growth in the loan and securities portfolios.


RESULTS OF OPERATIONS (1996 compared to 1995)

Total interest income was $28,932,000 in 1996, an increase of $1,578,000 or 5.77% over 1995. This change was a result of an increase of $24,876,000 in average interest-earning assets offset by an 8 basis point decrease in the yield for average interest-earning assets. Average outstanding loans and securities available for sale increased $15,438,000 and $14,990,000 as compared to 1995.

Total interest expense was $14,472,000 in 1996, an increase of $414,000 or 2.94% over 1995. This change was predominately due to an increase of $15,914,000 in average interest-bearing liabilities, from an average of $314,365,000 during 1995 to an average of $330,279,000 during 1996. The increase in average interest-bearing liabilities was primarily due to the $26,063,000 increase in other time deposits from $120,421,000 in 1995 to $146,484,000 in 1996, offset by a decrease in advances from FHLB of $8,459,000 from $11,101,000 in 1995 to $2,642,000 in 1996. The increase of average interest-bearing liabilities were partially offset by a nine basis point decrease in the cost of average interest-bearing liabilities compared to 1995.

Net interest income, the difference between total interest income and total interest expense, increased $1,164,000 during 1996 primarily due to increases in the volume of net interest-earning assets as described above. The increased interest income was greater than the increased interest expense, thereby causing net interest income to increase.

The interest rate spread and the net interest margin are two ratios frequently used to measure differences in interest income and interest expense. The interest rate spread (the average rate on interest-earning assets minus the average rate on interest-bearing liabilities) was 3.12% for 1996 and 3.11% for 1995, a difference of one basis point. The net interest margin (net interest income divided by average interest-earning assets) increased seven basis points to 3.75% during 1996 from 3.68% during 1995.

The provision for loan losses increased from $1,040,000 in 1995 to $1,440,000 in 1996. The provision recorded during 1996 was $400,000 greater than 1995's provision. The increase during 1996 was due to the increase in total loans of 4.82% and to replenish the allowance for loan losses for $2.4 million in net loan charge-offs during 1996. Of these net charge-offs, $1.7 million resulted from the Bennett Funding loan relationship. The allowance for loan losses at December 31, 1996, was $2,367,000 or 0.91% of total loans which compares to $3,372,000 or 1.36% or total loans at December 31, 1995. The reduction in the allowance for loan losses during 1996 was a result of the net charge-offs related to the Bennett Funding loan relationship.

Of the $5.8 million balance of impaired and nonaccrual loans as of December 31, 1996, approximately $4.5 million related to the Bennett Funding loan relationship and reflected a reduction of $1.7 million which was charged-off during 1996. The reason for the impairment classification is that Bennett Funding had filed for Chapter 11 bankruptcy during 1996. The Corporation had purchased pools of numerous leases secured by small business equipment such as copy and facsimile machines from Bennett Funding. Bending Funding acts as servicing agent to collect lease payments for the Corporation. The Corporation negotiated a settlement with the bankruptcy trustee and anticipates full recovery of the loan balances remaining after recording the $1.7 million charge-off and, therefore, no portion of the allowance for loans losses balance at December 31, 1996 was allocated for the Bennett Funding loan relationship.

Noninterest income increased $278,000 or 9.27% in 1996. Net realized gain (loss) on sales of securities available for sale decreased $183,000 from a gain of $155,000 during 1995 to a loss of $28,000 during 1996. The Corporation received $29.0 million in proceeds on sales of securities available for sale during 1996. Service charges on deposit accounts increased $107,000 or 6.72% over 1995 primarily due to an increase in average deposits during 1996. Other income increased $266,000 or 48.45% from $549,000 in 1995 to $815,000 in 1996. This increase was primarily due to a $45,000 increase in credit life commission income, a $41,000 increased credit card merchant discount fees, and $142,000 in gains on sales of fixed assets during 1996.

Noninterest expense decreased $68,000 or .71% in 1996. The largest component of noninterest expense is salaries and employee benefits, which increased $125,000 or 2.66% over 1995 primarily due to normal annual wage and salary increases. FDIC insurance decreased from $355,000 in 1995 to $12,000 in 1996 and was the primary factor for the decrease in total noninterest expense. The decrease in FDIC insurance was a result of the FDIC restructuring the bank and thrift insurance programs resulting in lower premiums for well capitalized banks.

Income tax expense increased $385,000 for 1996 compared to 1995. This increase was primarily due to an increase of $1,110,000 in income before income taxes from 1995 to 1996.

LIQUIDITY

The Corporation manages its liquidity position through the Bank. The purpose of liquidity management is to fund loan demand, meet the withdrawal needs of customers and provide for operating expenses. Sources of liquidity are cash and funds due from financial institutions, interest-bearing balances with financial institutions, federal funds sold, sale and/or maturity of securities classified as available for sale and principal repayments on loans. The Corporation also has a borrowing relationship with the Federal Home Loan Bank of Indianapolis. This relationship allows the Corporation to borrow funds using the Bank's real estate mortgage loans, held in portfolio, as collateral. This ability to borrow funds allows for another source of liquidity.
Management believes its current liquidity level is sufficient to meet anticipated growth.

The consolidated statements of cash flows indicates the concerted level of emphasis management has placed upon maximizing interest income from earning assets. While cash and due from financial institutions have fluctuated from a low of $13,326,000 at the beginning of 1995 to a high of $26,076,000 at year end 1996, to $23,010,000 at December 31, 1997, management has structured its balance sheet to increase the overall net interest margin on average interest-earning assets by using funds obtained from deposits and borrowings to invest in the origination of loans and the purchase of securities. Cash and due from financial institutions at reporting periods may fluctuate due to various operational activities; however, the average balance of cash and due from financial institutions has been $11,659,000 during 1995, $12,030,000 during 1996 and $11,799,000 during 1997, demonstrating that management of liquidity and noninterest-earning funds has been consistent.

Liquid assets include cash and due from financial institutions, securities available for sale, federal funds sold and interest-bearing balances with financial institutions. Core deposits are defined as customer account balances that are loyal to a particular financial institution. Core deposits exclude public funds and brokered deposits or "hot money."

                                                                     December 31,
                                                               1997              1996
                                                               ----              ----
         Liquid Assets (in millions)                      $    177.6        $    150.4

         Core Deposits (in millions)                      $    216.5        $    210.4


INTEREST RATE SENSITIVITY

The following schedule details the maturities and yields of interest-bearing financial instruments at December 31, 1997, for the next five years and thereafter. The values represent the contractual maturity of each instrument. For loan instruments without contractual maturities, such as credit card loans, management has allocated principal payments based upon historical trends of payment activity. Where there is no set maturity, as in the case of some interest-bearing liabilities, management has allocated the amounts based upon its expectation of cash flows, incorporating internal core deposit studies and current expectations of customer behavior. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities. The data in the table was aggregated by type of financial instrument - fixed and variable rate loans, fixed and variable rate securities available for sale, fixed and variable rate deposits, and fixed rate borrowings. The Corporation has no interest rate swaps, interest rate caps, or interest rate floors. Therefore, data concerning these instruments is not included in the table.

The primary source of market risk for the financial instruments presented is interest rate risk. That is, the risk that an adverse change in market rates will adversely affect the market value of the instruments. Generally, the longer the maturity, the higher the interest rate risk exposure. While maturity information does not necessarily present all aspects of exposure, it may provide an indication of where risks are prevalent.

All financial institutions assume interest rate risk as an integral part of normal operations. Managing and measuring interest rate risk is a dynamic, multi-faceted process that ranges from reducing the exposure of the Corporation's net interest margin to swings in interest rates, to assuring sufficient capital and liquidity to support future balance sheet growth. The Corporation manages interest rate risk through the Asset/Liability Committee. The Asset/Liability Committee is comprised of bank officers from various disciplines. The Committee establishes policies and rates which lead to the prudent investment of resources, the effective management of risks associated with changing interest rates, the maintenance of adequate liquidity, and the earning of an adequate return on shareholders' equity.


       MARKET RISK DISCLOSURE OF SCHEDULED MATURITIES AT DECEMBER 31, 1997
                             (Dollars in Thousands)

                                                   1998      1999         2000        2001          2002     Thereafter    Total
RATE-SENSITIVE ASSETS

   Variable interest rate loans                $   52,169 $   14,924   $   18,389 $    5,203   $    5,972  $   18,802   $  115,459
      Average interest rate                          8.85%      8.28%        7.71%      7.80%        7.71%       7.52%        8.27%
   Fixed interest rate loans                       75,829     31,531       19,607      8,909        5,231      15,982      157,089
      Average interest rate                          9.40%      8.77%        8.81%      8.31%        7.91%       8.33%        8.98%
   Variable interest rate securities
     available for sale                            51,347       --           --         --           --          --         51,347
      Average interest rate                          6.84%      --           --         --           --          --           6.84%
   Fixed interest rate securities
     available for sale                             3,945      9,132        9,954      3,702        3,882      72,521      103,136
      Average interest rate                          5.81%      6.31%        6.36%      6.00%        5.70%       5.94%        6.00%

RATE-SENSITIVE LIABILITIES
   Noninterest-bearing demand deposits             32,957       --         14,125       --           --          --         47,082
      Average interest rate                          --         --           --         --           --          --           --
   Savings, NOW and money market deposits          69,943     34,971       34,971     29,570         --          --        169,455
      Average interest rate                          3.23%      3.23%        3.23%      3.16%        --          --           3.22%
   Variable interest rate other time deposits       7,151       --           --         --           --          --          7,151
      Average interest rate                          5.36%      --           --         --           --          --           5.36%
   Fixed interest rate other time deposits        118,759     22,295        6,597      2,514        3,148       1,675      154,988
      Average interest rate                          5.65%      5.92%        5.85%      5.85%        5.85%       7.45%        5.72%
   Fixed interest rate securities sold under
     agreements to repurchase                       8,000       --           --         --           --          --          8,000
      Average interest rate                          5.63%      --           --         --           --          --           5.63%
   Fixed interest rate borrowings                  21,232        543          530      2,445          736        --         25,486
      Average interest rate                          5.69%      6.05%        6.12%      5.87%        6.71%       --           5.75%

\

CAPITAL MANAGEMENT

Total shareholders' equity was $39,681,000 as of December 31, 1997. This represents an increase over the prior year of December 31, 1996 of 14.72%. This was accomplished while increasing the cash dividend from $16.00 per share during 1996 to $17.00 per share during 1997. The primary component of the change in shareholders' equity is the net income for the year. Secondarily, the year of 1997 benefited from a positive net unrealized gain on securities classified as available for sale of $1,119,000.

Restrictions exist due to regulatory guidelines imposed upon all financial institutions regarding the Bank's ability to transfer funds to the Corporation in the form of cash dividends, loans or advances. These restrictions have had no significant impact on the Corporation's dividend policy or operations.

The Corporation's subsidiary Bank remains above the minimum capital levels required by regulatory agencies to meet the definition of a well capitalized Bank. The banking regulators may alter minimum capital requirements as a result of revising their internal policies and their rating of the Corporation's subsidiary Bank. As of December 31, 1997, management is not aware of any current recommendations by banking authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Corporation's liquidity, capital resources or operations.

Under risk-based capital guidelines issued by the Federal Reserve Board, the Corporation and its subsidiary Bank are required to maintain a minimum risk-based total capital ratio of 8% and a minimum Tier 1 capital ratio of 4% as of December 31, 1997. While risk-based total capital and risk-based Tier 1 capital guidelines consider on-balance-sheet and off-balance-sheet risk, the minimum Tier 1 capital ratio measures capital in relation to total on-balance-sheet assets. The components of risk-based total capital are Tier 1 capital and Tier 2 capital. The definition of capital, used in the Tier 1 capital ratio, is identical to Tier 1 capital under risk-based capital guidelines. Tier 1 capital is total shareholders' equity less intangible assets. Tier 2 capital includes total allowance for loan losses up to a maximum of 1.25% of risk-weighted assets. The net unrealized gain (loss) on securities available for sale, net of tax, is not considered for meeting regulatory capital requirements. The following table provides the minimum regulatory capital requirements and the Corporation's and the Bank's actual capital ratios at December 31, 1997.

                                      Minimum Regulatory           Corporation's                  Bank's
                                     Capital Requirements      Actual Capital Ratio      Actual Capital Ratio
      Type Of Capital Ratio          At December 31, 1997      At December 31, 1997     At December 31, 1997
      ---------------------          --------------------      ---------------------    --------------------
      Ratio of total capital to
        risk-weighted assets                  8%                        14.8%                    14.7%

      Ratio of Tier 1 capital to
        risk-weighted assets                  4%                        13.6%                    13.5%

      Tier 1 capital ratio                    4%                         8.0%                     8.0%

IMPACT OF THE YEAR 2000

The Corporation is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The issue is whether computer systems will properly recognize the date sensitive information as the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Corporation is heavily dependent on computer processing in its business activities and the year 2000 issue creates risk for the Corporation from unforeseen problems in the Corporation's computer system and from third parties whom the Corporation uses to process information. Such failures of the Corporation's computer system and/or third parties computer systems could have a material impact on the Corporation's ability to conduct its business.

A major third party vendor provides the Corporation's primary data processing. This provider has advised the Corporation that it has completed the renovation and testing of its system to be Year 2000 ready. Users of the system have been given the opportunity to participate in proxy testing of the system and the Corporation has taken advantage of this opportunity.

The Corporation has performed an assessment of its computer hardware and software, and has determined those systems that require upgrade to be Year 2000 ready. Such upgrades have been substantially completed. In addition, the Corporation has reviewed other external third party vendors that provide services to the Corporation (i.e. utility companies, electronic fund transfer providers, and alarm companies), and has requested or already received certification letters from these vendors that their systems will be Year 2000 ready on a timely basis. Testing will be performed with these service providers, where possible, to determine their Year 2000 readiness.

The Corporation could incur losses if loan payments are delayed due to Year 2000 problems affecting significant borrowers. The Corporation is communicating with such parties to assess their progress in evaluating and implementing any corrective measures required by them to be Year 2000 ready. To date, the Corporation has not been advised by such parties that they do not have plans in place to address and correct the issues associated with the Year 2000 problem; however, no assurance can be given as to the adequacy of such plans or to the timeliness of their implementation.

Based on the Corporation's review of its computer systems, management believes the cost of the remediation effort to make its systems Year 2000 ready will be approximately $49,000. In addition, it is estimated that 1,881 man-hours will be incurred by Corporation personnel related to Year 2000 issues at an approximate cost of $56,000. Such costs will be charged to expense as incurred. Computer equipment totaling about $200,000 is to be replaced in many areas of the Corporation during 1998 and 1999. Much of this equipment was replaced sooner than it otherwise would have been for Year 2000 compliance purposes; however, it was not replaced purely for this reason.

The Corporation has developed a Year 2000 contingency plan that addresses, among other issues, critical operations and potential failures thereof, and strategies for business continuation.

Although management believes the Corporation's computer systems and service providers will be Year 2000 ready, there can be no assurance that these systems, or those systems of other companies on which the Corporation's systems rely, will be fully functional in the Year 2000. Such failure could have a significant adverse impact on the financial condition and results of operations of the Corporation.

THE IMPACT OF INFLATION AND CHANGING PRICES

For a financial institution, the effects of price changes and inflation can vary substantially. Inflation affects the growth of total assets, but it is difficult to assess its impact since neither the timing nor the magnitude of the changes in the consumer price index (CPI) coincides with changes in interest rates. The price of one or more of the important components of the CPI may fluctuate considerably and thereby influence the overall CPI without having a corresponding affect on interest rates or upon the cost of those goods and services normally purchased by the Corporation. In years of high inflation and high interest rates, intermediate and long-term fixed interest rates tend to increase, thereby adversely impacting the market values of investment securities, mortgage loans and other long-term fixed rate loans. In addition, higher short-term interest rates caused by inflation tend to increase the cost of funds. In years of low inflation and low interest rates, the reverse situation may occur.


FORWARD-LOOKING STATEMENTS

When used in this filing and in future filings involving the Corporation with the Securities and Exchange Commission, in the Corporation's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify, "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Corporation's market area, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investing activities, and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected.

The Corporation does not undertake, and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

                        SAND RIDGE FINANCIAL CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

                        SAND RIDGE FINANCIAL CORPORATION
                                Highland, Indiana

                        CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995









                                    CONTENTS









REPORT OF INDEPENDENT AUDITORS ............................................ F-13


CONSOLIDATED FINANCIAL STATEMENTS

     CONSOLIDATED BALANCE SHEETS .......................................... F-14

     CONSOLIDATED STATEMENTS OF INCOME .................................... F-15

     CONSOLIDATED STATEMENTS OF CHANGES IN
       SHAREHOLDERS' EQUITY ............................................... F-16

     CONSOLIDATED STATEMENTS OF CASH FLOWS ................................ F-17

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ........................... F-19

                         REPORT OF INDEPENDENT AUDITORS



Shareholders and Board of Directors
Sand Ridge Financial Corporation
Highland, Indiana


We have audited the accompanying consolidated balance sheets of Sand Ridge Financial Corporation as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sand Ridge Financial Corporation as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.






                                                   Crowe, Chizek and Company LLP

South Bend, Indiana
January 15, 1998

                        SAND RIDGE FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1997 and 1996

--------------------------------------------------------------------------------

                                                                     1997             1996
                                                                     ----             ----
ASSETS
     Cash and due from financial institutions                    $ 23,009,706     $ 26,075,959
     Interest-bearing balances with financial
       institutions                                                   100,000          100,000
     Securities available for sale                                154,483,307      124,204,554
     Loans receivable, net of allowance for loan
       losses of $3,252,361 in 1997 and $2,367,288 in 1996        268,729,148      256,115,131
     Premises and equipment - net                                   5,958,084        6,107,718
     Interest receivable and other assets                           3,813,879        3,941,052
                                                                 ------------     ------------
         Total assets                                            $456,094,124     $416,544,414
                                                                 ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Noninterest-bearing demand deposits                         $ 47,081,633     $ 41,690,247
     Savings, NOW and money market                                169,455,230      168,726,981
     Other time deposits                                          162,139,170      150,863,222
                                                                 ------------     ------------
         Total deposits                                           378,676,033      361,280,450
     Federal funds purchased                                       13,800,000        5,600,000
     Securities sold under agreements to repurchase                 8,000,000                -
     Advances from Federal Home Loan Bank (FHLB)                   11,686,285       11,000,000
     Interest payable and other liabilities                         4,251,128        4,074,715
                                                                 ------------     ------------
         Total liabilities                                        416,413,446      381,955,165

Shareholders' equity
     Preferred stock, 100,000 shares authorized and
       -0- shares outstanding                                               -                -
     Common stock, $10 stated value:  200,000 shares
       authorized and 60,000 shares issued and outstanding            600,000          600,000
     Additional paid-in capital                                     4,600,000        4,600,000
     Retained earnings                                             32,042,978       28,070,262
     Net unrealized gain on securities available for sale,
       net of tax of $1,598,894 in 1997 and $865,130 in 1996        2,437,700        1,318,987
                                                                 ------------     ------------
         Total shareholders' equity                                39,680,678       34,589,249
                                                                 ------------     ------------

              Total liabilities and shareholders' equity         $456,094,124     $416,544,414
                                                                 ============     ============

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                        SAND RIDGE FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------

                                                              1997             1996              1995
                                                              ----             ----              ----
Interest income
      Loans, including fees                              $ 22,642,057     $ 21,148,663      $ 20,071,674
      Deposits with financial institutions                      9,133           19,071            37,721
      Federal funds sold                                      973,281          316,246           667,410
      Securities:
         Taxable                                            5,106,986        4,689,273         3,986,487
         Non-taxable                                        3,390,166        2,758,563         2,590,637
                                                         ------------     ------------      ------------
                                                           32,121,623       28,931,816        27,353,929
Interest expense
      Deposits                                             15,718,890       14,052,419        12,993,928
      Federal funds purchased                                  18,216          178,043           151,458
      Securities sold under agreements to repurchase           50,548           92,767           233,705
      Advances from FHLB                                      469,187          149,157           679,381
                                                         ------------     ------------      ------------
                                                           16,256,841       14,472,386        14,058,472
                                                         ------------     ------------      ------------

NET INTEREST INCOME                                        15,864,782       14,459,430        13,295,457

      Provision for loan losses                             1,800,000        1,440,000         1,040,000
                                                         ------------     ------------      ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES        14,064,782       13,019,430        12,255,457

Noninterest income
      Net securities gains (losses)                            85,417          (27,729)          155,329
      Service charges on deposit accounts                   2,145,418        1,694,261         1,587,587
      ATM fees                                                412,697          323,778           295,746
      Investment commissions                                  353,112          366,235           293,689
      Trust revenues                                          144,960          105,730           117,128
      Other income                                            709,519          814,751           549,475
                                                         ------------     ------------      ------------
                                                            3,851,123        3,277,026         2,998,954
Noninterest expenses
      Salaries and employee benefits                        5,601,839        4,832,160         4,706,833
      Occupancy                                               700,494          614,385           646,637
      Furniture and equipment                               1,028,016          881,848           900,324
      FDIC insurance                                           46,958           12,457           355,279
      Data processing                                         582,320          552,378           466,126
      Marketing                                               496,356          347,896           291,208
      Supplies                                                441,032          383,009           431,688
      Other expenses                                        2,331,952        1,874,650         1,768,660
                                                         ------------     ------------      ------------
                                                           11,228,967        9,498,783         9,566,755
                                                         ------------     ------------      ------------

Income before income taxes                                  6,686,938        6,797,673         5,687,656

      Income tax expense                                    1,694,222        1,914,131         1,529,407
                                                         ------------     ------------      ------------

NET INCOME                                               $  4,992,716     $  4,883,542      $  4,158,249
                                                         ============     ============      ============

Basic earnings per common share                          $      83.21     $      81.39      $      69.30
                                                         ============     ============      ============

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                        SAND RIDGE FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------

                                                                                  Net Unrealized
                                                                                    Gain (Loss)
                                                                                   on Securities
                                                 Additional                          Available           Total
                                   Common          Paid-In          Retained         For Sale,       Shareholders'
                                    Stock          Capital          Earnings        Net of Tax          Equity
                                    -----          -------          --------        ----------          ------
Balance-January 1, 1995        $     600,000    $    4,600,000   $    20,888,471   $  (1,809,825)  $     24,278,646

     Net income                            -                 -         4,158,249               -          4,158,249
     Cash dividends ($15.00
       per share)                          -                 -          (900,000)              -           (900,000)
     Net change in unrealized
       gain (loss) on securities
       available for sale, net
       of tax of $2,272,636                -                 -                 -       3,464,895          3,464,895
                               -------------    --------------   ---------------   -------------   ----------------

Balance-December 31, 1995            600,000         4,600,000        24,146,720       1,655,070         31,001,790

     Net income                            -                 -         4,883,542               -          4,883,542
     Cash dividends ($16.00
       per share)                          -                 -          (960,000)              -           (960,000)
     Net change in unrealized
       gain (loss) on securities
       available for sale, net
       of tax of ($220,436)                -                 -                 -        (336,083)          (336,083)
                               -------------    --------------   ---------------   -------------   ----------------

Balance-December 31, 1996            600,000         4,600,000        28,070,262       1,318,987         34,589,249

     Net income                            -                 -         4,992,716               -          4,992,716
     Cash dividends ($17.00
       per share)                          -                 -        (1,020,000)              -         (1,020,000)
     Net change in unrealized
       gain (loss) on securities
       available for sale, net
       of tax of $733,764                  -                 -                 -       1,118,713          1,118,713
                               -------------    --------------   ---------------   -------------   ----------------

Balance-December 31, 1997      $     600,000    $    4,600,000   $    32,042,978   $   2,437,700   $     39,680,678
                               =============    ==============   ===============   =============   ================

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                        SAND RIDGE FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1997, 1996 and 1995

-------------------------------------------------------------------------------


                                                                         1997             1996            1995
                                                                         ----             ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                                     $   4,992,716     $  4,883,542    $  4,158,249
      Adjustments to reconcile net income
        to net cash from operating activities
         Depreciation                                                      901,591         855,747          785,442
         Provision for loan losses                                       1,800,000       1,440,000        1,040,000
         Net amortization and accretion of securities                     (125,810)        122,891          300,805
         Net securities (gains) losses                                     (85,417)         27,729         (155,329)
         Net (gain) loss on sales of premises
           and equipment                                                    (6,325)       (142,191)             581
         Net change in:
             Other assets                                                 (606,591)       (604,671)         154,780
             Other liabilities                                             116,413        (329,627)         782,996
                                                                     -------------     ------------    ------------
                Total adjustments                                        1,993,861       1,369,878        2,909,275
                                                                     -------------     ------------    ------------
                    Net cash from operating activities                   6,986,577       6,253,420        7,067,524

CASH FLOWS FROM INVESTING ACTIVITIES
      Net change in interest-bearing balances with
        financial institutions                                                   -         289,583           98,963
      Net change in loans receivable                                   (15,010,345)    (14,904,487)     (10,644,679)
      Purchase of:
         Securities available for sale                                 (96,824,613)    (45,358,515)     (36,984,597)
         Securities held to maturity                                             -               -         (373,920)
         Premises and equipment                                           (760,516)       (544,255)        (575,300)
      Proceeds from:
         Sales of securities available for sale                         17,228,831      28,998,352        2,802,775
         Maturities and calls of securities
           available for sale                                           41,740,880       5,030,031        9,080,629
         Maturities and calls of securities
           held to maturity                                                      -               -        1,346,403
         Principal payments on securities
           available for sale                                            9,639,853      11,006,152        8,704,842
         Recoveries on loans charged-off                                   596,328         348,279          301,733
         Sales of premises and equipment                                    14,884         819,049           16,229
                                                                     -------------     ------------    ------------
             Net cash from investing activities                        (43,374,698)    (14,315,811)     (26,226,922)

-------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------

                                                              1997             1996               1995
                                                              ----             ----               ----
CASH FLOWS FROM FINANCING ACTIVITIES
      Net change in deposits                              $ 17,395,583      $ 25,258,420      $ 28,119,067
      Net change in federal funds purchased                  8,200,000        (2,400,000)          200,000
      Proceeds from securities sold under
         agreements to repurchase                            8,000,000         1,818,860         3,723,970
      Repayment of securities sold under agreements
        to repurchase                                                -        (5,588,580)       (3,420,161)
      Proceeds from advances from FHLB                       8,250,000        11,000,000        10,000,000
      Repayment of advances from FHLB                       (7,563,715)      (10,000,000)      (17,000,000)
      Cash dividends paid                                     (960,000)         (900,000)         (840,000)
                                                          ------------      ------------      ------------
         Net cash from financing activities                 33,321,868        19,188,700        20,782,876
                                                          ------------      ------------      ------------

Net change in cash and cash equivalents                     (3,066,253)       11,126,309         1,623,478

Cash and cash equivalents at beginning of year              26,075,959        14,949,650        13,326,172
                                                          ------------      ------------      ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                  $ 23,009,706      $ 26,075,959      $ 14,949,650
                                                          ============      ============      ============


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
      Cash paid during the year for
         Interest                                         $ 15,992,313      $ 14,429,340      $ 13,217,221
         Income taxes                                        1,667,000         2,899,754         1,010,862

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES
      Transfer from
         Securities held to maturity to securities
           available for sale                             $          -      $          -      $ 16,989,356

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Sand Ridge Financial Corporation and its wholly-owned subsidiary, Sand Ridge Bank ("the Bank") (together referred to as "the Corporation"). Sand Ridge Financial Corporation is a bank holding company, organized under Indiana law, that owns all of the outstanding stock of Sand Ridge Bank. All significant inter-company balances and transactions have been eliminated in consolidation.

NATURE OF BUSINESS AND CONCENTRATION OF CREDIT RISK: The Corporation accepts deposits and grants commercial, real estate, installment and personal loans to customers mainly in the northwestern Indiana region. Substantially all loans are collateralized by specific items including business assets, consumer assets, and residences. Commercial loans make up approximately 38% of the loan portfolio and include loans secured by business assets. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans make up approximately 35% of the loan portfolio and are collateralized by both commercial and residential real estate.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying consolidated financial statements include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of impaired loans, the realization of deferred tax assets, and the determination of depreciation of premises and equipment. Actual results could differ from those estimates. The collectibility of loans and estimates associated with the allowance for loan losses and the fair values of securities and other financial instruments are particularly susceptible to significant change in the near term.

CASH FLOW REPORTING: For purposes of the statement of cash flows, cash and cash equivalents is defined to include the Corporation's cash on hand, demand deposits in other financial institutions and its federal funds sold with a maturity of 90 days or less. The Corporation reports net cash flows for customer loan and deposit transactions, interest-bearing balances with financial institutions, and short-term borrowings with maturities of 90 days or less.


-------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SECURITIES: The Corporation has the ability to classify investment securities and mortgage-backed and related securities into held to maturity and available for sale categories at the time of purchase. Held to maturity securities are those which the Corporation has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those the Corporation may decide to sell if needed for liquidity, asset-liability management or other reasons. Available for sale securities are reported at fair value, with unrealized gains and losses included as a separate component of shareholders' equity, net of tax. Currently, the Corporation has classified all securities as available for sale.

Realized gains and losses resulting from the sale of securities are computed by the specific identification method. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings. Premiums and discounts on securities are recognized using the level yield method over the estimated life of the security.

INTEREST INCOME ON LOANS: Interest on loans is accrued over the term of the loans based on the principal balance outstanding. When serious doubt exists as to collectibility of a loan, the accrual of interest is discontinued. Under Statement of Financial Accounting Standards ("SFAS") No. 114, as amended by SFAS No. 118, the carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as a component of the provision for loan losses.

LOAN FEES AND COSTS: Loan fees, net of direct loan origination costs, are deferred. The net amount deferred is reported in the consolidated balance sheets as part of loans and is recognized into interest income over the term of the loan using the level yield method.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is established because some loans may not be paid in full. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. This is based on past loss experience, general economic conditions, information about specific borrowers' situations, including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

-------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as a component of the provision for loan losses.

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, and automobile, manufactured homes, home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or more. Nonaccrual loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

FORECLOSED REAL ESTATE: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, a valuation allowance is recorded through a charge to income for the amount of estimated selling costs. Valuations are periodically performed by management, and valuation allowances are adjusted through a charge to income for changes in fair value or estimated costs to sell. The dollar amount of properties held as other real estate owned at December 31, 1997 and 1996 was $200,000 and $-0-.

INCOME TAXES: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. All depreciation is computed on a straight-line basis with useful lives as follows:

          Buildings and improvements                        15 - 40 years
          Furniture, equipment and land improvements         3 - 15 years

-------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE: Substantially all securities sold under agreements to repurchase represent amounts advanced by various customers that are not covered by federal deposit insurance and are secured by securities owned.

DIVIDEND RESTRICTION: The Corporation and the Bank are subject to banking regulations which require the maintenance of certain capital levels which limit the amount of dividends which may be paid. For regulatory capital requirements, see Note 14.

PROFIT SHARING PLAN: The Corporation maintains a 401(k) profit sharing plan covering substantially all employees. The plan provides for discretionary contributions by the Corporation as determined by the Board of Directors and voluntary employee contributions. The Corporation's contribution to the plan is charged to expense annually. The Corporation's expense for 1997, 1996 and 1995 was approximately $305,000, $347,000 and $280,000, respectively.

EARNINGS PER COMMON SHARE: Basic earnings per common share is based on the weighted average common shares outstanding. The weighted average number of common shares outstanding was 60,000 for 1997, 1996 and 1995. Diluted earnings per common share further assumes issue of any dilutive potential common shares. The Corporation has no dilutive potential common shares, therefore no diluted earnings per common share is reported for 1997, 1996 or 1995. The adoption of SFAS No. 128, "Earnings Per Share", on December 31, 1997, did not impact the computation of earnings per common share for 1997 and did not result in the restatement of any prior period earnings per share data.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Corporation, in the normal course of business, makes commitments to extend credit which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 10.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance-sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

RECLASSIFICATIONS: Certain amounts in the 1996 and 1995 consolidated financial statements have been reclassified to conform with the 1997 presentation.


-------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------


NOTE 2 - CASH AND DUE FROM FINANCIAL INSTITUTIONS

The Corporation is required by the Federal Reserve to maintain cash reserves consisting of cash on hand and noninterest-bearing balances on deposit with the Federal Reserve Bank. The required cash reserve and clearing balances at December 31, 1997 and 1996 was approximately $6,815,000 and $5,666,000, respectively.


NOTE 3 - SECURITIES AVAILABLE FOR SALE

Year end securities available for sale were as follows:

                                                         Gross                 Gross
                                Amortized              Unrealized            Unrealized              Fair
                                   Cost                  Gains                  Losses               Value
                                   ----                  -----                  ------               -----
1997
----
U.S. Treasury                 $   8,055,141        $      34,709         $      (2,352)        $   8,087,498
U.S. Government and
  federal agencies               11,222,621               54,297                   (92)           11,276,826
States and political
  subdivisions                   66,532,154            2,990,588               (91,960)           69,430,782
Mortgage-backed pass-
  through securities             18,583,374              704,089                  (105)           19,287,358
Collateralized
  mortgage obligations           42,000,894              496,917              (156,305)           42,341,506
Corporate and other
  debt securities                 2,671,229                8,880                (2,072)            2,678,037
Marketable equity
  securities                      1,381,300                  -                     -               1,381,300
                              -------------        -------------         -------------         -------------
                              $ 150,446,713        $   4,289,480         $    (252,886)        $ 154,483,307
                              =============        =============         =============         =============
1996
----
U.S. Treasury                 $   7,018,173        $       1,639         $     (22,001)        $   6,997,811
U.S. Government and
  federal agencies                9,752,289               26,227               (67,713)            9,710,803
States and political
  subdivisions                   57,698,461            1,653,306              (154,112)           59,197,655
Mortgage-backed pass-
  through securities             29,420,090              741,461               (45,870)           30,115,681
Collateralized
  mortgage obligations           16,358,440               94,804               (59,940)           16,393,304
Corporate and other
  debt securities                   397,684               16,316                   -                 414,000
Marketable equity
  securities                      1,375,300                  -                     -               1,375,300
                              -------------        -------------         -------------         -------------
                              $ 122,020,437        $   2,533,753         $    (349,636)        $ 124,204,554
                              =============        =============         =============         =============

-------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------

NOTE 3 - SECURITIES AVAILABLE FOR SALE (Continued)

The amortized cost and fair value of securities available for sale, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date or with no maturity date are shown separately.

                                                                               Securities Available for Sale
                                                                                        December 31, 1997
                                                                                        -----------------
                                                                                  Amortized        Fair
                                                                                    Cost           Value
                                                                                    ----           -----
     Due in one year or less                                                 $   4,120,658    $   4,137,445
     Due after one year through five years                                      23,369,562       23,851,348
     Due after five years through ten years                                     27,612,348       28,735,718
     Due after ten years                                                        33,378,577       34,748,632
     Mortgage-backed pass-through securities
       and collateralized mortgage obligations                                  60,584,268       61,628,864
     Marketable equity securities                                                1,381,300        1,381,300
                                                                             -------------    -------------
                                                                             $ 150,446,713    $ 154,483,307
                                                                             =============    =============

Proceeds, gross gains and gross losses realized from sales of securities available for sale for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                              1997              1996              1995
                                                              ----              ----              ----
Proceeds from sales of securities
  available for sale                                         $ 17,228,831    $  28,998,352    $   2,802,775
                                                             ============    =============    =============

Gross gains from sales of securities
  available for sale                                         $    191,283    $     108,910    $      45,321
Gross losses from sales of securities
  available for sale                                             (105,866)        (136,639)               -
Net gains from calls of securities available
  for sale and securities held to maturity                              -                -          110,008

                                                             ------------    -------------    -------------
Net securities gains (losses)                                $     85,417    $     (27,729)   $     155,329
                                                             ============    =============    =============

Securities with a carrying value of approximately $1,102,000, $1,102,000 and $5,163,000 were pledged to secure public deposits and short-term borrowings for the years ended December 31, 1997, 1996 and 1995. See Note 7 for discussion of securities pledged for securities sold under agreements to repurchase.

The applicable income tax effects of net securities gains (losses) were as follows: 1997 - tax expense of $34,000; 1996 - tax benefit of $11,000; and 1995
- tax expense of $62,000.

-------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------


NOTE 4 - LOANS RECEIVABLE - NET

Loans receivable, net at December 31, are summarized as follows:

                                                                        1997                1996
                                                                        ----                ----

     Commercial                                                      $ 105,181,077    $ 102,463,938
     Real estate - mortgage                                             94,362,314       85,202,395
     Real estate - construction                                          2,160,338        3,599,845
     Installment                                                        68,158,869       65,845,095
     Credit card                                                         2,685,823        2,009,705
                                                                     -------------    -------------
                                                                       272,548,421      259,120,978
     Deferred loan fees                                                   (566,912)        (638,559)
     Allowance for loan losses                                          (3,252,361)      (2,367,288)
                                                                     -------------    -------------

                                                                     $ 268,729,148    $ 256,115,131
                                                                     =============    =============

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                                        1997            1996              1995
                                                        ----            ----              ----

     Balance at beginning of year                     $ 2,367,288    $   3,372,317    $   2,575,265
     Provision for loan losses                          1,800,000        1,440,000        1,040,000
     Charge-offs                                       (1,511,255)      (2,793,308)        (544,681)
     Recoveries                                           596,328          348,279          301,733
                                                      -----------    -------------    -------------

         Balance at end of year                       $ 3,252,361    $   2,367,288    $   3,372,317
                                                      ===========    =============    =============

Information regarding impaired loans is as follows for the years ending December 31:

                                                          1997           1996            1995
                                                          ----           ----            ----
     Year end loans with no allowance for loan
       losses allocated                               $   881,110    $ 5,029,291    $   196,697
     Year end loans with allowance for loan
       losses allocated                                 1,900,537        734,502      1,208,483
     Amount of allowance allocated                        439,000        282,000        330,000

     Average of impaired loans during the year          4,817,197      6,034,919        971,985
     Interest income recognized during
       impairment                                          60,853        102,524        119,662
     Cash-basis interest income recognized                      -        102,524         92,277

-------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------

NOTE 5 - PREMISES AND EQUIPMENT - NET

Premises and equipment at December 31 are summarized as follows:

                                        1997                1996
                                        ----                ----

Land                              $    954,191         $    844,101
Buildings and improvements           4,975,611            4,877,021
Furniture and equipment              5,797,089            5,278,698
Land improvements                      746,039              740,114
                                  ------------         ------------
                                    12,472,930           11,739,934
Accumulated depreciation            (6,514,846)          (5,632,216)
                                  ------------         ------------

                                  $  5,958,084         $  6,107,718
                                  ============         ============


NOTE 6 - TIME DEPOSITS

At December 31, 1997, the scheduled maturities of other time deposits are as follows for the years ended December 31:

              1998                                     $ 122,116,849
              1999                                        23,863,142
              2000                                         7,258,348
              2001                                         3,076,283
              2002                                         3,678,606
              Thereafter                                   2,145,942
                                                       -------------

                                                       $ 162,139,170
                                                       =============

The Corporation had approximately $25,780,000 and $26,219,000 in time certificates of deposit in denominations of $100,000 or more as of December 31, 1997 and 1996, respectively. Interest expense on certificates of deposit in denominations of $100,000 or more was approximately $2,171,000, $1,719,000 and $1,083,000 in 1997, 1996 and 1995, respectively.



-------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of obligations of the Corporation to other parties. These arrangements are for terms of one year or less and are secured by investment securities. Such collateral is held by safekeeping agents of the Corporation. Information concerning securities sold under agreements to repurchase as of December 31, 1997, 1996 and 1995 is summarized as follows:

                                                                 1997                1996                1995
                                                                 ----                ----                ----

         Balance at end of year                             $     8,000,000     $            -     $     3,769,720
         Average daily balance during the year              $       898,630     $    1,574,003     $     3,808,016
         Average interest rate during the year                        5.625%             5.894%              6.137%
         Maximum month end balance during
           the year                                         $     8,000,000     $    3,665,470     $     4,830,120

Securities underlying these agreements at year end were as follows:

                                                                 1997                1996                1995
                                                                 ----                ----                ----

         Carrying value of securities                       $     8,039,000     $        -         $      4,135,000
         Fair value                                         $     8,039,000     $        -         $      4,135,000


NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank at year end were:

                                                                                     1997                1996
                                                                                     ----                ----
     5.68% FHLB advance, due June 1997                                          $        -         $      7,500,000
     6.15% FHLB advance, due January 1998                                             7,000,000                -
     5.43% FHLB advance, due February 2001                                            1,936,285           2,000,000
     6.36% FHLB advance, due January 2002                                             1,500,000           1,500,000
     6.71% FHLB advance, due May 2002                                                 1,250,000                -
                                                                                ---------------    ----------------
                                                                                $    11,686,285    $     11,000,000
                                                                                ===============    ================

At December 31, 1997 and 1996, the Corporation had book value of approximately $15,522,000 and $15,682,000, respectively, of mortgage loans which were pledged to the Federal Home Loan Bank to secure advances outstanding in addition to $1,381,000 in 1997 and $1,375,000 in 1996 of FHLB stock.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                            F-27

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES

Income tax expense consists of:

                                                                   1997              1996               1995
                                                                   ----              ----               ----
     Current federal                                         $    2,041,504     $      836,424    $    2,573,125
     Deferred federal                                              (950,564)           471,956        (1,556,919)
     Current state                                                  853,263            510,116         1,104,872
     Deferred state                                                (249,981)            95,635          (591,671)
                                                             --------------     --------------    --------------
                                                             $    1,694,222     $    1,914,131    $    1,529,407
                                                             ==============     ==============    ==============

The difference between the income tax expense shown in the statements of income and amounts computed by applying the statutory federal income tax rate to income before income taxes, is as follows:

                                                                   1997              1996               1995
                                                                   ----              ----               ----
     Income tax calculated at statutory rate of 34%          $    2,273,559     $    2,311,209    $    1,933,803
     Increase (decrease) due to tax effect of
         Tax-exempt interest income                              (1,135,799)          (924,348)         (862,789)
         Non-deductible interest expense                            147,304            120,822           114,502
         State income tax, net of federal income
           tax benefit                                              398,166            399,796           338,713
         Other items, net                                            10,992              6,652             5,178
                                                             --------------     --------------    --------------
                                                             $    1,694,222     $    1,914,131    $    1,529,407
                                                             ==============     ==============    ==============

The components of the net deferred tax asset recorded in the consolidated balance sheets as of December 31 are as follows:

                                              1997              1996
                                              ----              ----
         Deferred tax assets
     Provision for loan losses             $1,040,310    $   682,499
     Mark to market adjustment              1,651,502        755,934
     Deferred loan fees                       121,347        185,267
     Other                                    193,202        100,038
                                          -----------    -----------
                                          $ 3,006,361    $ 1,723,738
Deferred tax liabilities
     State tax                            $  (217,248)   $  (128,316)
     Accretion                               (153,472)      (160,326)
     Net unrealized gain
       on securities available for sale    (1,598,894)      (865,130)
                                          -----------    -----------
                                           (1,969,614)    (1,153,772)
          Valuation allowance                    --             --
                                          -----------    -----------
                                          $ 1,036,747    $   569,966
                                          ===========    ===========


--------------------------------------------------------------------------------
                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------



NOTE 10 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
  WITH OFF-BALANCE-SHEET RISK

As of December 31, 1997, the Corporation leased branch offices as well as various equipment. Rent expense was approximately $29,000, $23,000 and $36,000 in 1997, 1996 and 1995, respectively. In accordance with the terms of the leases, the Corporation pays insurance and maintenance costs.

Rental commitments under noncancelable operating leases are as follows for the year ended December 31:

              1998                                    $     16,000
              1999                                          11,000
              2000                                          11,000
              2001                                             925
                                                      ------------
                                                      $     38,925
                                                      ============

There are various contingent liabilities that are not reflected in the financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Corporation's consolidated financial condition or results of operations.

Some financial instruments are used in the normal course of business to meet the financing needs of customers and to reduce exposure to interest rate changes. These financial instruments include commitments to extend credit, unused credit on credit card arrangements and standby letters of credit. These involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.

Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit, standby letters of credit, and financial guarantees written. The same credit policies are used for commitments and conditional obligations as are used for loans.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being used, the total commitments do not necessarily represent future cash requirements. Standby letters of credit and financial guarantees written are conditional commitments to guarantee a customer's performance to a third party.



--------------------------------------------------------------------------------
                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------


NOTE 10 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
  WITH OFF-BALANCE-SHEET RISK (Continued)

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at year end follows:

                                                        1997              1996
                                                        ----              ----

Commitments to extend credit
   (primarily variable rate)                         $21,290,000      41,396,000
Unused credit on credit card arrangements
   (primarily fixed rate)                              9,314,000       8,490,000
Standby letters of credit
   (primarily variable rate)                           1,167,000       1,677,000
                                                     -----------     -----------
                                                     $31,771,000     $51,563,000
                                                     ===========     ===========


NOTE 11 - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Corporation, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, follows for the years December 31, 1997 and 1996:

                                                   1997                1996
                                                   ----                ----

Balance, January 1                             $ 2,725,056          $ 2,516,722

    New loans                                      678,331            1,736,529
    Repayments                                    (303,368)          (1,528,195)
                                               -----------          -----------
Balance, December 31                           $ 3,100,019          $ 2,725,056
                                               ===========          ===========



--------------------------------------------------------------------------------
                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------


NOTE 12 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Sand Ridge Financial Corporation at December 31:

                            CONDENSED BALANCE SHEETS
                           December 31, 1997 and 1996

                                                                                    1997                1996
                                                                                    ----                ----
ASSETS
     Cash and due from financial institutions                                   $       283,557    $        180,610
     Securities available for sale                                                       74,766              36,188
     Investment in subsidiary bank                                                   39,454,070          34,377,649
     Dividends receivable                                                               840,000             960,000
     Interest receivable and other assets                                                83,974              44,541
                                                                                ---------------    ----------------
         Total assets                                                           $    40,736,367    $     35,598,988
                                                                                ===============    ================

LIABILITIES
     Dividends payable                                                          $     1,020,000    $        960,000
     Interest payable and other liabilities                                              35,689              49,739
                                                                                ---------------    ----------------
         Total liabilities                                                            1,055,689           1,009,739

SHAREHOLDERS' EQUITY                                                                 39,680,678          34,589,249
                                                                                ---------------    ----------------
     Total liabilities and shareholders' equity                                 $    40,736,367    $     35,598,988
                                                                                ===============    ================

                         CONDENSED STATEMENTS OF INCOME
                  Years ended December 31, 1997, 1996 and 1995

                                                                 1997               1996                 1995
                                                                 ----               ----                 ----

Dividends from bank - cash                                  $     1,035,000     $       960,000    $        900,000
Interest income  on deposits
  with financial institutions                                             -               1,250                   -
Interest income on securities                                           183                 169              15,944
Other income                                                              -                   -               2,764
Other expenses                                                            -                 (60)                (15)
                                                            ---------------     ---------------    ----------------
 INCOME BEFORE INCOME TAX EXPENSE AND EQUITY
  IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY BANK                    1,035,183             961,359             918,693

Income tax expense                                                      174                 677               6,412
                                                            ---------------     ---------------    ----------------
 INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS
  OF SUBSIDIARY BANK                                              1,035,009             960,682             912,281

Equity in undistributed earnings of subsidiary
  bank                                                            3,957,707           3,922,860           3,245,968
                                                            ---------------     ---------------    ----------------
 Net income                                                  $    4,992,716     $     4,883,542    $      4,158,249
                                                            ===============     ===============    ================



--------------------------------------------------------------------------------
                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------




NOTE 12 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1997, 1996 and 1995

                                                                 1997               1996                 1995
                                                                 ----               ----                 ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                             $     4,992,716     $     4,883,542    $      4,158,249
     Adjustment to reconcile net income to
       net cash from operating activities
         Equity in undistributed earnings
           of subsidiary bank                                    (3,957,707)         (3,922,860)         (3,245,968)
         Net accretion of securities                                   (183)               (169)                  -
         Change in dividends receivable                             120,000             (60,000)            (60,000)
         Change in interest receivable and
           other assets                                             (39,433)            (12,123)            123,120
         Change in interest payable and
           other liabilities                                        (14,051)             48,673               1,066
                                                            ---------------     ---------------    ----------------
              Net cash from operating activities                  1,101,342             937,063             976,467

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of securities available for sale                      (38,395)                 -                 (176)
                                                            ---------------     ---------------    ----------------
         Net cash from investing activities                         (38,395)                 -                 (176)

CASH FLOWS FROM FINANCING ACTIVITIES
     Cash dividends paid                                           (960,000)           (900,000)           (840,000)
                                                            ---------------     ---------------    ----------------
         Net cash from financing activities                        (960,000)           (900,000)           (840,000)

Net change in cash and cash equivalents                             102,947              37,063             136,291

Cash and cash equivalents at beginning of year                      180,610             143,547               7,256
                                                            ---------------     ---------------    ----------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                    $       283,557     $       180,610    $        143,547
                                                            ===============     ===============    ================




--------------------------------------------------------------------------------
                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------


NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated year end fair values of financial instruments were:


                                                               1997                               1996
                                                               ----                               ----
                                                   Carrying            Fair           Carrying            Fair
                                                    Amount             Value           Amount             Value
                                                    ------             -----           ------             -----
Financial assets
    Cash and due from financial
      institutions                              $   23,009,706   $    23,010,000   $   26,075,959   $    26,076,000
     Interest-bearing balances with
      financial institutions                           100,000           100,000          100,000           100,000
    Securities available for sale                  154,483,307       154,483,000      124,204,554       124,205,000
    Loans receivable, net of allowance for
      loan losses                                  268,729,148       271,021,000      256,115,131       257,236,000

Financial liabilities
    Non-interest bearing demand deposits           (47,081,633)      (47,082,000)     (41,690,247)      (41,690,000)
    Savings, NOW and money market                 (169,455,230)     (169,455,000)    (168,726,981)     (168,727,000)
    Other time deposits                           (162,139,170)     (162,386,000)    (150,863,222)     (151,147,000)
    Short-term borrowings                          (21,800,000)      (21,800,000)      (5,600,000)       (5,600,000)
    Advances from FHLB                             (11,686,285)      (11,697,000)     (11,000,000)      (10,918,000)

For purposes of the above disclosures of estimated fair values, the following assumptions were used as of December 31, 1997 and 1996. The estimated fair value for cash and due from financial institutions is considered to approximate cost. The estimated fair value for interest-bearing balances with financial institutions and securities available for sale is based on quoted market values for the individual deposits or securities or for equivalent deposits or securities. The estimated fair value for commercial loans is based on estimates of the difference in interest rates the Corporation would charge the borrowers for similar such loans with similar maturities made at December 31, 1997 and 1996, applied for an estimated time period until the loan is assumed to reprice or be paid. The estimated fair value for other loans is based on estimates of the rate the Corporation would charge for similar such loans at December 31, 1997 and 1996, applied for the time period until estimated repayment. The estimated fair value for demand, savings, NOW and money market deposits is based on their carrying value. The estimated fair values for other time deposits, short-term borrowings and advances from FHLB are based on estimates of the rate the Corporation would pay on such deposits or borrowings at December 31, 1997 and 1996, applied for the time period until maturity. The estimated fair values for other financial instruments and off-balance-sheet loan commitments are considered to approximate cost at December 31, 1997 and 1996, and are not considered significant to this presentation.



--------------------------------------------------------------------------------
                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------



NOTE 14 - REGULATORY MATTERS

The Corporation and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year end, consolidated and bank only actual capital levels and minimum required levels were:

                                                                                             Minimum Required
                                                                                                To Be Well
                                                                  Minimum Required           Capitalized Under
                                                                     For Capital             Prompt Corrective
                                               Actual             Adequacy Purposes         Action Regulations
                                               ------             -----------------         ------------------
                                       Amount         Ratio      Amount        Ratio       Amount       Ratio
                                       ------         -----      ------        -----       ------       -----
                                                                  (Dollars in thousands)
1997
----
Total capital (to risk weighted assets)
   Consolidated                        $ 40,495      14.8%       $ 21,893        8.0%       $27,367       10.0%
   Bank                                $ 40,269      14.7%       $ 21,870        8.0%       $27,337       10.0%
Tier 1 capital (to risk weighted assets)
   Consolidated                        $ 37,243      13.6%       $ 10,947        4.0%       $16,420        6.0%
   Bank                                $ 37,016      13.5%       $ 10,935        4.0%       $16,402        6.0%
Tier 1 capital (to average assets)
   Consolidated                        $ 37,243       8.0%       $ 18,580        4.0%       $23,225        5.0%
   Bank                                $ 37,016       8.0%       $ 18,563        4.0%       $23,204        5.0%




--------------------------------------------------------------------------------
                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------


NOTE 14 - REGULATORY MATTERS (Continued)

                                                                                                Minimum Required
                                                                                                   To Be Well
                                                                     Minimum Required           Capitalized Under
                                                                        For Capital             Prompt Corrective
                                                Actual               Adequacy Purposes         Action Regulations
                                                ------               -----------------         ------------------
                                          Amount      Ratio          Amount      Ratio         Amount     Ratio
                                          ------      -----          ------      -----         ------     -----
                                                                  (Dollars in thousands)
1996
----
Total capital (to risk weighted assets)
   Consolidated                           $35,637    13.9%           $20,485     8.0%          $25,607    10.0%
   Bank                                   $35,426    13.8%           $20,468     8.0%          $25,585    10.0%
Tier 1 capital (to risk weighted assets)
   Consolidated                           $33,270    13.0%           $10,243     4.0%          $15,364     6.0%
   Bank                                   $33,059    12.9%           $10,234     4.0%          $15,351     6.0%
Tier 1 capital (to average assets)
   Consolidated                           $33,270     8.2%           $16,258     4.0%          $20,323     5.0%
   Bank                                   $33,059     8.1%           $16,249     4.0%          $20,312     5.0%

The Corporation and Bank at year end 1997 and 1996 were categorized as well capitalized.




--------------------------------------------------------------------------------
                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

----------------------------------------------------------------------------


The following discussion and analysis provides information about material changes in the consolidated financial condition and results of operations of Sand Ridge Financial Corporation (the "Corporation") and its wholly-owned subsidiary, Sand Ridge Bank (the "Bank"). It identifies trends and material changes that occurred during the reporting periods and should be read in conjunction with the consolidated financial statements and accompanying notes appearing elsewhere herein.


MATERIAL CHANGES IN FINANCIAL CONDITION

Total assets increased by $71,162,000, or 15.60%, from $456,094,000 at December 31, 1997, to $527,256,000 at September 30, 1998. This represents a 20.80%
annualized rate of growth. This increase can primarily be attributed to the growth in securities available for sale and loans receivable. Securities available for sale increased $48,341,000 or 31.29%, from $154,483,000 at December 31, 1997, to $202,824,000 at September 30, 1998. This was an annualized rate of growth of 41.72% and was primarily due to the purchase of more fixed rate government agencies and state and political subdivision securities than were sold, called or matured during the period. The growth in net loans represents an increase of $21,424,000, or 7.97%, from $268,729,000 at December 31, 1997, to $290,153,000 at September 30, 1998. This is an annualized growth rate of 10.63%. The loan growth primarily occurred in the Bank's real estate loan portfolio.

The growth in securities and loans were funded primarily from increases in total deposits and Federal Home Loan Bank (FHLB) borrowings. Total deposits increased by $58,911,000, or 15.56%, from $378,676,000 at December 31, 1997, to
$437,587,000 at September 30, 1998. This represents a 20.74% annualized rate of growth. Interest-bearing deposit accounts increased $46,180,000 and noninterest-bearing accounts increased $12,731,000. FHLB borrowings increased $12,704,000, or 108.71%, from $11,686,000 at December 31, 1997, to $24,390,000 at September 30, 1998.

MATERIAL CHANGES IN RESULTS OF OPERATIONS

For the nine months ended September 30, 1998, the Bank recorded net income of $4,019,000 compared to net income of $3,571,000 for the same period in 1997, resulting in an increase of $448,000 or 12.55%. Interest income increased $2,601,000, or 10.99%, primarily due to the increase in the average balance of interest-earning assets. To offset the increase to interest income, interest expense increased $1,416,000 or 11.84%. This increase was primarily due to the increase in the average balance of interest-bearing liabilities. The combined effect of the increase in interest income and interest expense resulted in a $1,185,000 or 10.12% increase in net interest income for the nine months ended September 30, 1998 as compared to the same period in 1997.

The provision for loan losses increased $400,000 or 29.63% from $1,350,000 for the nine months ended September 30, 1997 to $1,750,000 for the same period for 1998. This increase in this provision was used to replenish the allowance for loan losses from $1,179,000 in net loan charge-offs during the nine months ended September 30, 1998, and to provide an increase of 17.57% in the allowance for loan losses related to the loan growth during those nine months.

The increase in net interest income after provision for loan losses of $785,000 for the nine months ended September 30, 1998, compared to the same period for 1997, was the primary reason for the $448,000 increase in net income. Noninterest income, noninterest expense and income tax expense all increased incrementally as a result of the general growth that occurred during the nine months ended September 30, 1998 as compared to the same period for 1997.

LIQUIDITY

The Corporation manages its liquidity position through the Bank. The purpose of liquidity management is to fund loan demand, meet the withdrawal needs of customers and provide for operating expenses. Sources of liquidity are cash and funds due from financial institutions, interest-bearing balances with financial institutions, federal funds sold, sale and/or maturity of securities classified as available for sale and principal repayments on loans. The Corporation also has a borrowing relationship with the Federal Home Loan Bank of Indianapolis. This relationship allows the Corporation to borrow funds using the Bank's real estate mortgage loans, under a general blanket agreement, as collateral. This ability to borrow funds allows for another source of liquidity. Management believes its current liquidity level is sufficient to meet anticipated growth.


INTEREST RATE SENSITIVITY AND QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The primary source of market risk for the financial instruments held by the Corporation is interest rate risk. That is, the risk that an adverse change in market rates will adversely affect the market value of the instruments. Generally, the longer the maturity, the higher the interest rate risk exposure. While maturity information does not necessarily present all aspects of exposure, it may provide an indication of where risks are prevalent.

All financial institutions assume interest rate risk as an integral part of normal operations. Managing and measuring interest rate risk is a dynamic, multi-faceted process that ranges from reducing the exposure of the Corporation's net interest margin to swings in interest rates, to assuring sufficient capital and liquidity to support future balance sheet growth. The Corporation manages interest rate risk through its Asset/Liability Committee. The Asset/Liability Committee is comprised of bank officers from various disciplines. The Committee establishes policies and rates which lead to the prudent investment of resources, the effective management of risks associated with changing interest rates, the maintenance of adequate liquidity, and the earning of an adequate return on shareholders' equity.

Management believes that there has been no significant change to the interest rate sensitivity since the presentation in the December 31, 1997 Management Discussion and Analysis appearing elsewhere herein.


CAPITAL MANAGEMENT

Total shareholders' equity was $44,768,000 as of September 30, 1998. This represents an increase of $5,087,000, or 12.82%, over the prior year end of December 31, 1997. The primary component of the change in shareholders' equity is the $4,019,000 in net income for the nine months ended September 30, 1998. Secondarily, the period ended September 30, 1998 benefited from a positive change in net unrealized gains on securities available for sale, net of tax, of $1,068,000.

Restrictions exist due to regulatory guidelines imposed upon all financial institutions regarding the Bank's ability to transfer funds to the Corporation in the form of cash dividends, loans or advances. These restrictions have had no significant impact on the Corporation's dividend policy or operations.

The Corporation's subsidiary Bank remains above the minimum capital levels required by regulatory agencies to meet the definition of a well capitalized Bank. The banking regulators may alter minimum capital requirements as a result of revising their internal policies and their rating of the Corporation's subsidiary bank. As of September 30, 1998, management is not aware of any current recommendations by banking authorities which, if they were to be implemented, would have, or are reasonably likely to have a material adverse effect on the Corporation's liquidity, capital resources or operations.

Under risk-based capital guidelines issued by the Federal Reserve Board, the Corporation and its subsidiary Bank are required to maintain a minimum risk-based total capital ratio of 8% and a minimum Tier 1 capital ratio of 4% as of September 30, 1998. While risk-based total capital and risk-based Tier 1 capital guidelines consider on-balance-sheet and off-balance-sheet risk, the minimum Tier 1 capital ratio measures capital in relation to total on-balance-sheet assets. The components of risk-based total capital are Tier 1 capital and Tier 2 capital. Tier 1 capital is total shareholders' equity less intangible assets. Tier 2 capital includes total allowance for loan losses up to a maximum of 1.25% of risk-weighted assets. The net unrealized gain (loss) on securities available for sale, net of tax, is not considered for meeting regulatory capital requirements. The following table provides the minimum regulatory capital requirements and the Corporation's and Bank's actual capital ratios at September 30, 1998.

                                      Minimum Regulatory           Corporation's                 Bank's
                                     Capital Requirements      Actual Capital Ratio       Actual Capital Ratio
      Type of Capital Ratio          at September 30, 1998     at September 30, 1998      at September 30, 1998
      ---------------------          ---------------------     ---------------------      ---------------------
      Ratio of total capital to
       risk-weighted assets                   8%                      15.0%                      14.9%

      Ratio of Tier 1 capital to
       risk-weighted assets                   4%                      13.7%                      13.7%


      Tier 1 capital ratio                    4%                       8.0%                       8.0%


IMPACT OF THE YEAR 2000

The Corporation is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The issue is whether computer systems will properly recognize the date sensitive information as the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Corporation is heavily dependent on computer processing in its business activities and the year 2000 issue creates risk for the Corporation from unforeseen problems in the Corporation's computer system and from third parties whom the Corporation uses to process information. Such failures of the Corporation's computer system and/or third parties' computer systems could have a material impact on the Corporation's ability to conduct its business.

A major third party vendor provides the Corporation's primary data processing. This provider has advised the Corporation that it has completed the renovation and testing of its system to be Year 2000 ready. Users of the system have been given the opportunity to participate in proxy testing of the system and the Corporation has taken advantage of this opportunity.

The Corporation has performed an assessment of its computer hardware and software, and has determined those systems that require upgrade to be Year 2000 ready. Such upgrades have been substantially completed. In addition, the Corporation has reviewed other external third party vendors that provide services to the Corporation (i.e. utility companies, electronic fund transfer providers, and alarm companies), and has requested or already received certification letters from these vendors that their systems will be Year 2000 ready on a timely basis. Testing will be performed with these service providers, where possible, to determine their Year 2000 readiness.

The Corporation could incur losses if loan payments are delayed due to Year 2000 problems affecting significant borrowers. The Corporation is communicating with such parties to assess their progress in evaluating and implementing any corrective measures required by them to be Year 2000 ready. To date, the Corporation has not been advised by such parties that they do not have plans in place to address and correct the issues associated with the Year 2000 problem; however, no assurance can be given as to the adequacy of such plans or to the timeliness of their implementation.

Based on the Corporation's review of its computer systems, management believes the cost of the remediation effort to make its systems Year 2000 ready will be approximately $49,000. In addition, it is estimated that 1,881 man-hours will be incurred by Corporation personnel related to Year 2000 issues at an approximate cost of $56,000. Such costs will be charged to expense as incurred. Computer equipment with an aggregate total of about $200,000 has been replaced in 1998 and is to be replaced in many areas of the Corporation in 1999. Much of this equipment was replaced sooner than it otherwise would have been for Year 2000 compliance purposes; however, it was not replaced purely for this reason.

The Corporation has developed a Year 2000 contingency plan that addresses, among other issues, critical operations and potential failures thereof, and strategies for business continuation.

Although management believes the Corporation's computer systems and service providers will be Year 2000 ready, there can be no assurance that these systems, or those systems of other companies on which the Corporation's systems rely, will be fully functional in the Year 2000. Such failure could have a significant adverse impact on the financial condition and results of operations of the Corporation.

                        SAND RIDGE FINANCIAL CORPORATION

                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
             As of September 30, 1998 and for the Nine Months Ended
                           September 30, 1998 and 1997

                        SAND RIDGE FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
              September 30, 1998 (Unaudited) and December 31, 1997

------------------------------------------------------------------------------


                                                                     1998           1997
                                                                     ----           ----
ASSETS
     Cash and due from financial institutions                    $ 22,726,983   $ 23,009,706
     Interest-bearing balances with financial
       institutions                                                   100,000        100,000
     Securities available for sale                                202,824,166    154,483,307
     Loans receivable, net of allowance for loan
       losses of $3,823,640 in 1998 and $3,252,361 in 1997        290,152,964    268,729,148
     Premises and equipment - net                                   5,750,350      5,958,084
     Interest receivable and other assets                           5,702,011      3,813,879
                                                                 ------------   ------------
           Total assets                                          $527,256,474   $456,094,124
                                                                 ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Noninterest-bearing demand deposits                         $ 59,812,896   $ 47,081,633
     Savings, NOW and money market                                181,338,022    169,455,230
     Other time deposits                                          196,436,200    162,139,170
                                                                 ------------   ------------
           Total deposits                                         437,587,118    378,676,033
     Federal funds purchased                                        9,300,000     13,800,000
     Securities sold under agreements to repurchase                 5,219,000      8,000,000
     U.S Treasury demand note                                         970,186           --
     Advances from Federal Home Loan Bank (FHLB)                   24,389,845     11,686,285
     Interest payable and other liabilities                         5,022,433      4,251,128
                                                                 ------------   ------------
         Total liabilities                                        482,488,582    416,413,446

Shareholders' equity
     Preferred stock, 100,000 shares authorized and
       -0- shares outstanding                                            --             --
     Common stock, $10 stated value:  200,000 shares
       authorized and 60,000 shares issued and outstanding            600,000        600,000
     Additional paid-in capital                                     4,600,000      4,600,000
     Retained earnings                                             36,062,367     32,042,978
     Net unrealized gains on securities available for sale,
       net of tax of $2,299,285 in 1998 and $1,598,894 in 1997      3,505,525      2,437,700
                                                                 ------------   ------------
         Total shareholders' equity                                44,767,892     39,680,678
                                                                 ------------   ------------
              Total liabilities and shareholders' equity         $527,256,474   $456,094,124
                                                                 ============   ============



See accompanying notes to unaudited consolidated financial statements.

                        SAND RIDGE FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                  Nine months ended September 30, 1998 and 1997
                                   (Unaudited)

------------------------------------------------------------------------------

                                                            1998               1997
                                                            ----               ----
Interest income
     Loans, including fees                             $    18,028,800    $     16,808,607
     Deposits with financial institutions                        6,831               6,832
     Federal funds sold                                         76,560             713,954
     Securities:
          Taxable                                            5,169,882           3,644,444
          Non-taxable                                        2,982,051           2,489,510
                                                       ---------------    ----------------
                                                            26,264,124          23,663,347
Interest expense
     Deposits                                               12,244,943          11,553,197
     Federal funds purchased                                   191,496              12,930
     Securities sold under agreements to repurchase            272,578                   -
     Advances from FHLB                                        636,373             396,461
     Other                                                      33,386             -
                                                       ---------------    ----------------
                                                            13,378,776          11,962,588
                                                       ---------------    ----------------

NET INTEREST INCOME                                         12,885,348          11,700,759

     Provision for loan losses                               1,750,000           1,350,000
                                                       ---------------    ----------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES         11,135,348          10,350,759

Noninterest income
     Net securities gains                                       91,035              31,937
     Service charges on deposit accounts                     1,745,997           1,585,554
     ATM fees                                                  363,838             344,454
     Investment commissions                                    413,612             256,296
     Trust revenues                                            125,912             111,087
     Other income                                              608,960             471,047
                                                       ---------------    ----------------
                                                             3,349,354           2,800,375

Noninterest expenses
     Salaries and employee benefits                          4,779,387           4,127,671
     Occupancy                                                 497,968             550,088
     Furniture and equipment                                   888,780             795,971
     FDIC insurance                                             35,876              35,224
     Data processing                                           458,894             436,563
     Marketing                                                 346,821             375,660
     Supplies                                                  316,030             324,884
     Other expenses                                          1,876,691           1,739,439
                                                       ---------------    ----------------
                                                             9,200,447           8,385,500
                                                       ---------------    ----------------

INCOME BEFORE INCOME TAXES                                   5,284,255           4,765,634

     Income tax expense                                      1,264,866           1,194,866
                                                       ---------------    ----------------

NET INCOME                                             $     4,019,389    $      3,570,768
                                                       ===============    ================

Basic earnings per common share                        $         66.99    $          59.51
                                                       ===============    ================

See accompanying notes to unaudited consolidated financial statements.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                 Nine months ended September 30, 1998 and 1997
                                   (Unaudited)

------------------------------------------------------------------------------



                                                                                     1998               1997
                                                                                     ----               ----

NET INCOME                                                                      $     4,019,389    $      3,570,768

Other comprehensive income
     Net change in unrealized gains on securities available for sale
          Unrealized gains arising during the period                                  1,859,251             964,888
          Reclassification adjustments for
            gains included in net income                                                (91,035)            (31,937)
                                                                                ---------------    ----------------
          Net change in unrealized gains on securities
            available for sale                                                        1,768,216             932,951
     Tax effects                                                                       (700,391)           (369,542)
                                                                                ---------------    ----------------
          Total other comprehensive income                                            1,067,825             563,409
                                                                                ---------------    ----------------
COMPREHENSIVE INCOME                                                            $     5,087,214    $      4,134,177
                                                                                ===============    ================




See accompanying notes to unaudited consolidated financial statements.

                        SAND RIDGE FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Nine months ended September 30, 1998 and 1997
                                   (Unaudited)

------------------------------------------------------------------------------



                                                                                   1998                    1997
                                                                                   ----                    ----
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                                                $  4,019,389           $ 3,570,768
      Adjustments to reconcile net income
        to net cash from operating activities
         Depreciation                                                                801,748                732,907
         Provision for loan losses                                                 1,750,000              1,350,000
         Net amortization and accretion of securities                                 89,635                 19,735
         Net securities gains                                                        (91,035)               (31,937)
         Net change in:
             Other assets                                                         (2,588,522)               669,249
             Other liabilities                                                     1,791,305                166,255
                                                                                ------------           -----------
                Total adjustments                                                  1,753,131              2,906,209
                                                                                ------------           -----------
                    Net cash from operating activities                             5,772,520              6,476,977

CASH FLOWS FROM INVESTING ACTIVITIES
      Net change in loans receivable                                             (23,400,935)            (8,628,528)
      Purchase of:
         Securities available for sale                                          (121,072,034)           (46,166,572)
         Premises and equipment                                                     (594,014)              (476,964)
      Proceeds from:
         Sales of securities available for sale                                   12,239,325             14,740,066
         Maturities and calls of securities available for sale                    48,741,879              9,559,731
         Principal payments on securities available for sale                      13,519,586              7,039,187
         Recoveries on loans charged-off                                             227,119                179,762
                                                                                ------------           -----------
             Net cash from investing activities                                  (70,339,074)           (23,753,318)



(Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Nine months ended September 30, 1998 and 1997
                                   (Unaudited)

------------------------------------------------------------------------------



                                                          1998           1997
                                                          ----           ----
CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                          $ 58,911,085    $ 20,002,564
     Net change in federal funds purchased             (4,500,000)     (5,600,000)
     Proceeds from securities sold under
        agreements to repurchase                        2,414,450            --
     Repayment of securities sold under agreements
       to repurchase                                   (5,195,450)           --
     Net change in U.S. Treasury demand note              970,186            --
     Proceeds from advances from FHLB                  30,000,000       1,250,000
     Repayment of advances from FHLB                  (17,296,440)     (7,563,715)
     Cash dividends paid                               (1,020,000)       (960,000)
                                                     ------------    ------------
         Net cash from financing activities            64,283,831       7,128,849
                                                     ------------    ------------

Net change in cash and cash equivalents                  (282,723)    (10,147,492)

Cash and cash equivalents at beginning of year         23,009,706      26,075,959
                                                     ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR             $ 22,726,983    $ 15,928,467
                                                     ============    ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     Cash paid during the year for
         Interest                                    $ 13,173,342    $ 12,004,574
         Income taxes                                   3,084,215         640,000


--------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements.

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 1998 and 1997
                                   (Unaudited)

-----------------------------------------------------------------------------

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10-01 of Regulation S-X. Accordingly, footnote disclosures, which would substantially duplicate the disclosures contained in the most recent audited financial statements, have been omitted. In the opinion of management of the Corporation, all adjustments necessary for a fair presentation of such financial information have been included. All such adjustments are of a normal recurring nature. The results of operations and cash flows for the nine months ended September 30, 1998 may not be indicative of the results for the entire year. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to consolidated financial statements contained in the December 31, 1997 consolidated financial statements.


NOTE 1 - EARNINGS PER COMMON SHARE

Earnings per common share are calculated on the basis of the weighted average number of shares outstanding. The Corporation has no dilutive potential common shares. Earnings per common share are based on 60,000 shares for the nine months ended September 30, 1998 and 1997, respectively.


NOTE 2 - ACCOUNTING STANDARDS IMPLEMENTED IN 1998

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires comprehensive income to be reported for all periods. Comprehensive income includes both net income and other comprehensive income. Other comprehensive income includes the change in net unrealized gains and losses on securities available for sale, net of tax.


NOTE 3 - MERGER AGREEMENT

In December of 1998, the Corporation announced that it had signed a definitive agreement to be acquired by First Financial Bancorp., parent company of First National Bank of Southwestern Ohio. The transaction will be structured as a tax-free exchange and will be accounted for under the pooling-of-interests method. Transaction related expenses are anticipated to total approximately $2,400,000, if the transaction is consummated. The expenses are primarily for investment banker fees which are variable based upon the value of the consideration to be paid by First Financial Bancorp. These expenses have not been included in the September 30, 1998 Statement of Income.

                                                                      APPENDIX A




                          PLAN AND AGREEMENT OF MERGER
                                     BETWEEN
                            FIRST FINANCIAL BANCORP.
                                       AND
                        SAND RIDGE FINANCIAL CORPORATION

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----

1.   Recitals.....................................................................................................1


2.   The Merger...................................................................................................1


3.   Closing......................................................................................................2


4.   Effective Time...............................................................................................2


5.   Governing Law; Articles of Incorporation.....................................................................2


6.   Regulations..................................................................................................2


7.   Directors and Officers.......................................................................................2


8.   Conversion of Shares in the Merger...........................................................................3
         8.1.     FFB's Common Shares.............................................................................3
         8.2.     SRFC's Common Shares............................................................................3
         8.3.     Consideration; Exchange Ratio...................................................................3
         8.4.     Surrender of SRFC Certificates..................................................................3
         8.5.     Fractional Interests............................................................................4


9.   Effect of the Merger.........................................................................................4


10.  Approval of Shareholders.....................................................................................5


11.  SRFC's Representations and Warranties........................................................................5
         11.1.    Organization....................................................................................5
         11.2.    Corporate Authority.............................................................................5
         11.3.    Capitalization..................................................................................5
         11.4.    List of Information.............................................................................5
         11.5.    Subsidiaries....................................................................................5
         11.6.    Financial Statements............................................................................6
         11.7.    Intellectual Property...........................................................................6
         11.8.    Good and Marketable Title.......................................................................7

         11.9.    Taxes...........................................................................................7
         11.10.   Absence of Certain Changes or Events............................................................7
         11.11.   Contracts and Agreements........................................................................8
         11.12.   Insurance.......................................................................................8
         11.13.   Litigation and Proceedings......................................................................8
         11.14.   Material Contracts; No Conflict with Other Instruments..........................................8
         11.15.   Governmental Authorizations and Filings.........................................................9
         11.16.   Consents and Approvals..........................................................................9
         11.17.   Brokers.........................................................................................9
         11.18.   Environmental Matters...........................................................................9
         11.19.   Validity of Contemplated Transactions..........................................................10
         11.20.   Year 2000 Compliance...........................................................................10


12.  FFB's Representations and Warranties........................................................................12
         12.1.    Organization...................................................................................12
         12.2.    Corporate Authority............................................................................12
         12.3.    Subsidiaries...................................................................................12
         12.4.    Capitalization.................................................................................12
         12.5.    Shares to be Issued............................................................................12
         12.6.    Financial Statements...........................................................................13
         12.7     Environmental Matters..........................................................................13
         12.8     Absence of Certain Changes or Events...........................................................14
         12.9.    Litigation and Proceedings.....................................................................14
         12.10.   Consents and Approvals.........................................................................14
         12.11.   Brokers........................................................................................15
         12.12.   Validity of Contemplated Transactions..........................................................15
         12.13    Year 2000 Compliance...........................................................................15
         12.14    Intellectual Property..........................................................................15
         12.15    Good and Marketable Title......................................................................16
         12.16    Taxes..........................................................................................16
         12.17    Material Contracts; No Conflict with Other Instruments.........................................16


13.  Conduct of Business Pending the Merger......................................................................17
         13.1.    Negative Covenants of SRFC.....................................................................17
         13.2.    Dividends......................................................................................17
         13.3.    SRFC Efforts...................................................................................17
         13.4.    PURCHASE OF "TAIL COVERAGE"....................................................................17


14.  Additional Agreements.......................................................................................17
         14.1.    Access and Information.........................................................................17
         14.2.    Confidentiality................................................................................18
         14.3.    Registration Statement.........................................................................18
         14.4.    Employee Benefits..............................................................................18
         14.5.    Expenses.......................................................................................19

         14.6.    Further Assurances.............................................................................19
         14.7.    Pooling........................................................................................20
         14.8.    Audited Financial Statements...................................................................20
         14.9.    Press Releases.................................................................................20
         14.10.   Seller Affiliates..............................................................................20
         14.11.   Board Representation...........................................................................21


15.  Conditions Precedent; Terminations..........................................................................21
         15.1.    Conditions Precedent to Obligations of the Parties.............................................21
         15.2.    Conditions Precedent to FFB's Obligations......................................................21
         15.3.    Conditions Precedent to SRFC's Obligation......................................................23
         15.4.    Termination and Abandonment....................................................................24
         15.5.    Effect of Termination..........................................................................27
         15.6.    Expenses.......................................................................................27
         15.7.    Survival of Representations....................................................................27


16.  General Provisions..........................................................................................27
         16.1.    Definitions....................................................................................27
         16.2.    Amendments.....................................................................................27
         16.3.    Notices........................................................................................28
         16.4.    Binding Nature of Agreement....................................................................28
         16.5.    Assignment.....................................................................................29
         16.6.    Governing Law..................................................................................29
         16.7.    Counterparts...................................................................................29

                          PLAN AND AGREEMENT OF MERGER

                                     BETWEEN

                            FIRST FINANCIAL BANCORP.

                                       AND

                        SAND RIDGE FINANCIAL CORPORATION



         THIS PLAN AND AGREEMENT OF MERGER (the "Agreement") is made and entered into this 16th day of December, 1998 by and between FIRST FINANCIAL BANCORP. ("FFB"), an Ohio corporation and registered as a bank holding company under the Bank Holding Company Act of 1956 and a savings and loan holding company under the Savings and Loan Holding Company Act, and SAND RIDGE FINANCIAL CORPORATION ("SRFC"), an Indiana corporation and registered as a bank holding company under Bank Holding Company Act of 1956.

1.       RECITALS.

         1.1 FFB is a corporation duly organized and existing under the laws of the State of Ohio, having been incorporated on August 8, 1982. SRFC is a corporation duly organized and existing under the laws of the State of Indiana, having been incorporated on May 24, 1984.

         1.2 The Boards of Directors of FFB and SRFC deem it advisable for the general welfare and advantage of FFB and SRFC and their respective shareholders that SRFC merge with and into FFB pursuant to this Agreement and pursuant to the applicable provisions of the laws of the States of Ohio and Indiana and the United States of America, subject to the approval of various federal and state regulatory authorities.

         1.3 As of November 6, 1998 the authorized capital stock of FFB consisted of 60,000,000 common shares, without par value ("FFB Common Shares"), of which 32,921,329 shares were outstanding.

         1.4 As of November 1, 1998, the authorized capital stock of SRFC consisted of 200,000 shares of common stock, without par value ("SRFC Common Shares"), of which 60,000 shares were issued and outstanding, and 100,000 shares of preferred stock, $100 par value, of which no shares were issued and outstanding.

         NOW, THEREFORE, in consideration of the foregoing premises and of the mutual agreements herein contained, the parties hereby agree as follows:

2. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 4), in accordance with the applicable statutory provisions of the States of Ohio and Indiana, the United States of America, and any regulatory approvals, SRFC will be merged with and into FFB and the separate corporate existence of

SRFC shall thereupon cease (the "Merger"). FFB will be the surviving corporation in the Merger (said corporation hereafter being sometimes called the "Surviving Corporation"), and the separate corporate existence of FFB with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. Sand Ridge Bank (the "Bank"), a wholly owned subsidiary of SRFC, will continue as a wholly owned subsidiary of the Surviving Corporation.

3. CLOSING. The closing of the Merger (the "Closing") shall take place on the earlier of the following date (the "Closing Date"): July 31, 1999; or (ii) if all conditions precedent to the consummation of this Agreement as set forth in
Section 15 hereof have been satisfied on or before the fifteenth day of any given month, the parties will consummate this Agreement as of the end of the same month; provided, however, that if the conditions precedent to the consummation of this Agreement are satisfied on or after the sixteenth day of any month through the last day of such month, as of the end of the month immediately following such month; or (iii) on such other date as the parties mutually agree.

4. EFFECTIVE TIME. As soon as practicable following the Closing, FFB will cause
(i) the Articles of Merger in the form attached hereto as Exhibit A (the "Ohio Articles of Merger") to be filed with the office of the Secretary of State of the State of Ohio (the "Ohio Secretary of State") and (ii) Articles of Merger in the form attached hereto as Exhibit B (the "Indiana Articles of Merger") to be filed with the office of the Secretary of State of the State of Indiana (the "Indiana Secretary of State"). The Merger will become effective (the "Effective Time") on the date on which the latest of the following actions will have been completed: (i) at the time when the Ohio Articles of Merger are accepted for filing by the Ohio Secretary of State, (ii) at the time when the Indiana Articles of Merger are accepted for filing by the Indiana Secretary of State or
(iii) such later time agreed to by FFB and SRFC and established under the Ohio and Indiana Articles of Merger but not later than 30 days after the Closing Date.

5. GOVERNING LAW; ARTICLES OF INCORPORATION. The laws which are to govern the Surviving Corporation are the laws of the State of Ohio. The Articles of Incorporation of FFB, at the Effective Time, will be the Articles of Incorporation of the Surviving Corporation until the same will be further amended or altered in accordance with the provisions thereof.

6. REGULATIONS. The Regulations of FFB at the Effective Time will be the Regulations of the Surviving Corporation until the same will be altered or amended in accordance with the provisions thereof.

7. DIRECTORS AND OFFICERS. The directors of FFB at the Effective Time will be the directors of the Surviving Corporation until their respective successors are duly elected and qualified. Subject to the authority of the Board of Directors as provided by law and the Regulations of the Surviving Corporation, the officers of FFB at the Effective Time will be the officers of the Surviving Corporation. The directors of Bank at the Effective Time will be the directors of Bank until their respective successors are duly elected and qualified. Subject to the authority of the board of directors of Bank as provided by law and the By-Laws of Bank, the officers of Bank at the Effective Time will continue to serve as officers of Bank after the Effective Time.

8. CONVERSION OF SHARES IN THE MERGER. The mode of carrying into effect the Merger provided in this Agreement and the manner and basis of converting the shares of the constituent corporation into shares of the Surviving Corporation are as follows:

         8.1 FFB'S COMMON SHARES. None of the FFB Common Shares issued at the Effective Time will be converted as a result of the Merger, but all such shares (including shares held in the treasury) will remain issued shares of FFB.

         8.2 SRFC'S COMMON SHARES. At the Effective Time, each SRFC Common Share outstanding immediately prior to the Effective Time (except as otherwise provided in Section 8.5) will by virtue of the Merger be converted into FFB Common Shares as determined pursuant to Section 8.3 below, and each SRFC Common Share held in treasury immediately prior to the Effective Time will be cancelled.

8.3 CONSIDERATION; EXCHANGE RATIO.

         8.3.1 Each SRFC Common Share issued and outstanding immediately prior to the Effective Time shall, subject to Section 15.4.7, be converted into, and become exchangeable for, a number (the "Exchange Ratio") of FFB Common Shares (the "Merger Consideration"), the numerator of which shall be 5,115,000 (which number is adjusted for the 10% stock dividend declared by FFB on November 24,
1998) and the denominator of which shall be the number of SRFC Common Shares outstanding, on a fully diluted basis, immediately prior to the Effective Time; provided, however that dissenting shareholders of SRFC who perfect their rights under the laws of the State of Indiana will instead receive cash in such amount per SRFC Common Share which they own as determined in accordance with Indiana Business Corporation Law I.C. ss. 23-1-44. In the event that prior to the Effective Time the outstanding FFB Common Shares shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split or other like changes in FFB's capitalization, all without FFB receiving consideration therefor, then an appropriate and proportionate adjustment shall be made in the Exchange Ratio. As of the date of this Agreement, the Exchange Ratio is 85.25.

8.3.2 At the Effective Time, each of the then issued and outstanding SRFC Common Shares will be cancelled and extinguished and, in consideration and in exchange therefor, the holders thereof will be entitled, upon compliance with Section 8.4, to receive from FFB the number of FFB Common Shares as determined pursuant to Section 8.3.1.

8.3.3 After determining the Exchange Ratio, each holder of outstanding SRFC Common Shares after the Effective Time, upon surrender to FFB, will be entitled to receive one or more stock certificates of FFB into which the SRFC Common Shares so surrendered will have been converted as aforesaid. No dividends that may have been declared by FFB after the Effective Time and prior to the surrender of SRFC Common Shares will be paid until such shares have been presented for exchange to FFB.

         8.4 SURRENDER OF SRFC CERTIFICATES. As soon as practicable after the Effective Time, the stock certificates representing SRFC Common Shares issued and outstanding at the Effective Time will be surrendered for exchange to FFB. As promptly as practicable after the Effective

Time, FFB will cause the Registrar and Transfer Company (the "Exchange Agent") to prepare and mail to each holder of record of an outstanding certificate or certificates prior thereto representing SRFC Common Shares a letter of transmittal containing instructions for the surrender of the certificate or certificates of SRFC held by such holder. Upon surrender of the certificate or certificates that prior thereto represented SRFC Common Shares in accordance with instructions set forth in the letter of transmittal, such holder will be entitled to receive in exchange therefor, certificates representing the number of whole shares of FFB into which the shares represented by the certificate or certificates so surrendered will have been converted, without interest. The Exchange Agent will not be obligated to deliver certificates for FFB Common Shares to a former stockholder of SRFC until such former stockholder surrenders his or her certificate or certificates representing shares of SRFC or, in default thereof, an appropriate affidavit of loss and indemnity agreement or bond as may be required by FFB. Until so surrendered for exchange, each such stock certificate formerly representing SRFC Common Shares will be deemed for all corporate purposes (except for the payment of dividends, which will be subject to the exchange of stock certificates as above provided) to evidence the ownership of the number of common shares of the Surviving Corporation that the holder thereof would be entitled to receive upon its surrender to FFB.

         8.5 FRACTIONAL INTERESTS. No fractional FFB Common Shares or certificate or scrip representing the same will be issued. In lieu thereof, each holder of SRFC's Common Shares having a fractional interest arising upon such conversion will be paid in cash by FFB for the additional fractional interest. Such payment will be equal to the fractional interest times the Average Closing Price as defined in Section 15.4.7. This amount will not be paid to any holder of SRFC's Common Shares who will not have surrendered his or her certificates for exchange pursuant to Section 8.4 hereof, and FFB will retain such amount until such time as such certificates have been surrendered.

         9. EFFECT OF THE MERGER. At the Effective Time, the Surviving Corporation will succeed to, without other transfer, and will possess and enjoy, all the rights, privileges, immunities, powers and franchises both of a public and a private nature, and be subject to all the restrictions, disabilities and duties of each of FFB and SRFC, and all the rights, privileges, immunities, powers and franchises of each of FFB and SRFC and all property, real, personal and mixed, and all debts due to either of said constituent corporations on whatever account, for stock subscriptions as well as for all other things in action or belonging to each of said corporations, will be vested in the Surviving Corporation; and all property, rights, privileges, immunities, powers and franchises, and all and every other interest will be thereafter as effectually the property of the Surviving Corporation as they were of FFB and SRFC, respectively, and the title to any real estate vested by deed or otherwise in either of FFB and SRFC will not revert or be in any way impaired by reason of the Merger; provided, however, that all rights of creditors and all liens upon any property of either of FFB or SRFC will be preserved unimpaired, limited in lien to the property affected by such liens at the Effective Time, and all debts, liabilities and duties of said constituent corporations, respectively, will thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by the Surviving Corporation.

10. APPROVAL OF SHAREHOLDERS. This Agreement will be submitted to the shareholders of SRFC for adoption and approval on or before June 30, 1999 or such later date as the Boards of Directors of FFB and SRFC mutually approve.

11. SRFC'S REPRESENTATIONS AND WARRANTIES. SRFC represents and warrants to FFB as of the date hereof and as of the Closing Date as follows:

         11.1 ORGANIZATION. SRFC is a corporation duly organized and validly existing under the laws of the State of Indiana and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. SRFC has the corporate power to carry on its businesses as they are now being conducted and is qualified to do business in each jurisdiction in which the character and location of the assets owned by it, or the nature of the business transacted by it, requires qualification.

         11.2 CORPORATE AUTHORITY. SRFC has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate, subject only to the approval of the Merger by the holders of at least two-thirds of the outstanding SRFC Common Shares entitled to vote on the matter, the Merger. This Agreement is a valid and binding agreement of SRFC enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

         The Board of Directors of SRFC (i) has unanimously adopted the plan of merger set forth herein and approved this Agreement and the other transactions contemplated hereby, (ii) has declared that the Merger and this Agreement and the other transactions contemplated hereby are advisable and (iii) has received the opinion of its financial advisor, Hovde Financial, Inc., to the effect that as of the date hereof, the Exchange Ratio to be received by the holders of the SRFC Common Shares in the Merger is fair to such holders from a financial point of view.

         11.3 CAPITALIZATION. SRFC's capitalization consists of 200,000 authorized SRFC Common Shares, of which, as of the date hereof, 60,000 shares were issued and outstanding, and 100,000 preferred shares, $100 par value, of which no shares are issued and outstanding. Each SRFC Common Share was validly issued, fully paid and non-assessable, and each outstanding SFRC Common Share is entitled to one vote. There are no outstanding subscriptions, options, warrants, calls or rights of any kind relating to or providing for the issuance, sale, delivery or transfer of any class of securities of SRFC.

         11.4 LIST OF INFORMATION. For the due diligence examination in November, 1998, SRFC delivered to FFB certain information. Such information and the copies of documents furnished to FFB are accurate in all material respects as of the date furnished.

         11.5 SUBSIDIARIES. SRFC has one wholly owned Subsidiary, the Bank. SRFC has no other Subsidiaries. Bank is a state bank duly organized and validly existing under the laws of the State of Indiana. Bank has the corporate power to carry on its businesses as they are now being conducted and is qualified to do business in each jurisdiction in which the character and location of the assets owned by it, or the nature of the business transacted by it, requires qualification. All of the outstanding shares of the stock of Bank are validly issued, fully paid and non-assessable, except as provided under federal banking law, and all such shares are owned by SRFC free and clear of all liens, claims, charges or encumbrances. There are no outstanding subscriptions, options, warrants, calls or rights of any kind relating to or providing for the issuance, sale, delivery or transfer of any class of securities of Bank.

         11.6 FINANCIAL STATEMENTS. SRFC has delivered to FFB copies of its consolidated balance sheets as of December 31, 1997, 1996, and 1995 and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997 in each case including the notes thereto, all certified by Crowe, Chizek and Company LLP, independent public accountants, or one of said accountant's predecessor firms.

         All of such financial statements present fairly the financial positions as of and at the dates shown and the results of operations for the periods covered thereby. They have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated, except as otherwise indicated in the notes thereto. Each of the balance sheets presents a true and complete statement in all material respects as of its date of SRFC's financial condition. All material liabilities of SRFC (including any contingent liabilities), as of the date of each balance sheet, were properly accrued in such balance sheet or disclosed in the related footnotes, in accordance with generally accepted accounting principles.

         11.7 INTELLECTUAL PROPERTY. Except as disclosed in the Disclosure Schedule, SRFC and Bank do not have knowledge of any valid grounds for any bona fide claims (i) to the effect that their licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by SRFC or Bank infringes on any copyright, patent, trademark, trade name, service mark or trade secret; (ii) against the use by SFRC and Bank of any copyrights, patents, trademarks, trade names, service marks, trade secrets, technology, know-how or computer software programs and applications used in the business of SRFC and Bank as currently conducted or as proposed to be conducted; (iii) challenging the ownership, validity or effectiveness of any of SRFC's and Bank's Intellectual Property Rights or other trade secret material of SRFC and Bank; or
(iv) challenging the license or legally enforceable right to use Third-Party Intellectual Rights by SRFC and Bank.

         As used in this Agreement, the term (x) "Intellectual Property" means all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or materials;
(y) "Third-Party Intellectual Property Rights" means any third-party patents, trademarks, trade names, service marks and copyrights; and (z) "SRFC's and Bank's Intellectual Property Rights" means the patents, registered and material unregistered trademarks, trade names and service marks, registered copyrights and any applications therefor owned by SRFC or Bank.

         11.8 GOOD AND MARKETABLE TITLE. SRFC and Bank have and on the Closing Date will have good and marketable title in fee simple to all lands and buildings shown as assets in their records and books of account, free and clear of all liens, encumbrances and charges except as reflected in the aforesaid financial statements and except for current taxes and assessments not delinquent or being contested in good faith and liens, encumbrances and charges shown in their records and books of account which are not substantial in character or amount and do not materially detract from the value or interfere with the use of the properties subject thereto or affected thereby. SRFC and Bank have and on the Closing Date will have valid leases under which they are entitled to occupy and use in their business all real property of which they are lessees, and SRFC and Bank have no knowledge of any material default under any such lease. As of the date hereof, neither SRFC nor Bank has title to any real property or buildings as a result of foreclosure or by otherwise realizing on collateral held by either of them. Neither SRFC nor Bank will take action to foreclose or otherwise realize on any real property collateral held by either of them prior to the Closing Date without the prior consent of FFB, which consent will not be unreasonably withheld.

         SRFC and Bank have and on the Closing Date will have good and marketable title to the machinery, equipment, merchandise, materials, supplies and other property of every kind, tangible or intangible, contained in their offices and other facilities or shown as assets in their records and books of account, except for properties held in trust or other fiduciary capacity or personal property of SFRC employees or Bank employees contained in their offices, free and clear of all liens, encumbrances and charges except as reflected in the aforesaid financial statements and except for liens, encumbrances and charges, if any, which do not materially detract from the value of or interfere with the use of the properties subject thereto or affected thereby. SRFC and Bank have and will have immediately prior to the Closing Date valid leases under which they are entitled to use in their business all personal property of which they are lessees, and neither SRFC nor Bank has any knowledge of any material default under any such leases.

         11.9 TAXES. SRFC and Bank have paid all taxes imposed by the United States or by any state, municipality, subdivision or instrumentality of the United States or by any other taxing authority, which are due or payable by either SRFC or Bank, that the failure to pay would have a material and adverse effect on SRFC and/or Bank, and all claims asserted against each of them have been paid in full or are adequately accrued in the records and books of accounts of each of SRFC and Bank and will be so paid or provided for on the Closing Date. All income tax returns for each of SRFC and Bank have been filed with the taxing authorities having jurisdiction thereof through December 31, 1997, and no extension of time for the assessment of deficiencies for any such years is in effect. Neither SRFC nor Bank has knowledge of any unassessed tax deficiency proposed or threatened against it.

         11.10 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the disclosure schedule attached hereto (the "Disclosure Schedule), from December 31, 1997 to the date hereof, there has not been:

         11.10.1 any material change in the corporate status, business, operations or financial condition of SRFC and Bank, other than changes in the ordinary course of business;

               11.10.2 any declaration, setting aside or payment of any dividend or other distribution, with respect to SRFC's Common Shares except for the payment in January 1998 to the SRFC shareholders of a regular annual dividend in the amount of $17.00 per share in respect of the fiscal year ended 1997; and

               11.10.3 any other event or condition of any character which has materially and adversely affected the corporate status, business, operations or financial condition of SRFC and Bank taken as a whole.

         11.11 CONTRACTS AND AGREEMENTS. Except for agreements described in the Disclosure Schedule, neither SRFC nor Bank is a party to: (a) any sales agency agreement not subject to termination without liability on notice of 60 days or less; (b) any contract for the purchase or sale of any materials, products or supplies which contains any escalator, renegotiation or redetermination clause or which commits it for a fixed term greater than 36 months or which provides for annual payments greater than $50,000; (c) any contract of employment with any officer or employee not terminable at will without liability; (d) any pension, retirement or profit sharing plan or agreement not cancelable within 60 days without liability; (e) any management or consultation agreement not terminable at will without liability; (f) any lease, license, royalty, union agreement or loan agreement except those entered into in the ordinary course of business and which are terminable without liability on notice of 60 days or less or which has an annual contract price less than $50,000; (g) any contract, accepted order or commitment for the purchase or sale of materials, products or supplies having a total annual contract price in excess of $50,000; or (h) any other agreement which materially affects the business, properties, assets or condition (financial or otherwise) of SRFC, or which was entered into other than in the ordinary and usual course of business.

         11.12 INSURANCE. SRFC is adequately insured with respect to risks normally insured against by companies similarly situated. SRFC has previously delivered copies, of all existing insurance policies of SRFC and Bank, including but not limited to group insurance and pension plans. All such policies are in full force and effect. The Disclosure Schedule also contains a list of all claims for insured losses in excess of $10,000 filed by SRFC and Bank during the three-year period immediately preceding the date of this Agreement, including but not limited to worker's compensation, automobile and general liability.

         11.13 LITIGATION AND PROCEEDINGS. Except as set forth in the Disclosure Schedule, there is no suit, action or legal or administrative proceeding pending or, to the knowledge of SRFC, threatened, against it or Bank, which, if adversely determined, might materially and adversely affect the financial condition, on a consolidated basis, of SRFC and Bank or the conduct of their businesses, nor is there any decree, injunction or order of any court, governmental department or agency outstanding against SRFC or Bank having any such effect.

         11.14 MATERIAL CONTRACTS; NO CONFLICT WITH OTHER INSTRUMENTS. Neither SRFC nor Bank is in default under the terms of any outstanding contract, agreement, lease or other commitment which default would have a material and adverse effect, on a consolidated basis, on SRFC and Bank, and on the Closing Date, the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a default under any indenture, mortgage, deed of trust or other agreement or instrument to which SRFC or

Bank is a party, which default or breach would have a material and adverse effect, on a consolidated basis, on SRFC and Bank.

         11.15 GOVERNMENTAL AUTHORIZATIONS AND FILINGS. Each of SRFC and Bank has all valid and sufficient licenses, franchises, permits and other governmental authorizations for all businesses presently carried on by SRFC and Bank, respectively, and has filed with the Federal Reserve Board all reports necessary to the conduct of its business as a bank holding company and is current in all respect as to such filings. SRFC has previously delivered to FFB its Annual Reports on Forms FRY-6 and FRY-9 for 1993, 1994, 1995, 1996 and 1997, proxy materials for its Annual Meetings in such years and will provide proxy materials for its Annual Meeting in 1999. Bank has previously delivered to FFB its Year-End Call Reports for 1994, 1995, 1996 and 1997 and will deliver 1998, when available, as filed with the Federal Deposit Insurance Corporation.

         11.16 CONSENTS AND APPROVALS. The only consent and approval required to be obtained by or on behalf of SRFC or Bank on or prior to the Closing Date is the approval of the SRFC shareholders in the form required by the Financial Institutions Law of the State of Indiana. Other consents and approvals required to be obtained prior to the Effective Time are set forth in Section 12.12 below.

         11.17 BROKERS. Neither SRFC, Bank nor any of their officers, directors or employees have employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders' fees in connection with this Agreement or with the transactions contemplated hereby except that SRFC has retained Hovde Financial, Inc. ("Hovde") to perform various brokerage services in connection with this transaction. SFRC is liable for and will pay all amounts due Hovde.

         11.18 ENVIRONMENTAL MATTERS. For purposes hereof, "environmental laws" means all applicable federal, state or local statutes, laws, ordinances, codes, rules, regulations and guidelines (including consent decrees and administrative orders) relating to public health and safety and protection of the environment and natural resources.

               11.18.1 Except as set forth in the Disclosure Schedule, to the best knowledge of SRFC and Bank, to the extent required, SRFC and Bank have filed all notices, permit applications and other required governmental submissions and have obtained all permits, licenses and other authorizations which are required and which are material in connection with the conduct of their respective businesses under all applicable environmental laws, including approvals relating to emissions, discharges, releases or threatened releases, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, new or used petroleum products, industrial, toxic or hazardous substances or solid wastes into the environment (including, without limitation, ambient air, surface water, groundwater, land or sewers).

               11.18.2 Except as set forth in the Disclosure Schedule, to the extent required, each of SRFC and Bank is in compliance, in all material respects, in the conduct of its business with all terms and conditions of the necessary permits, licenses and authorizations, and to the best of their knowledge is also in compliance in all material respects with all other applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such environmental laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws.

               11.18.3 Except as set forth in the Disclosure Schedule, neither SRFC nor Bank is aware of, nor has either of SRFC or Bank received notice of, any past or present events, conditions, circumstances, activities, practices, incidents, actions or plans which may materially interfere with or prevent compliance or continued compliance in the conduct of its business with such environmental laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment (including, without limitation, ambient air, surface water, groundwater, land or sewers), of any pollutant, contaminant, chemical, or industrial, toxic or hazardous substance or waste or new or used petroleum products.

               11.18.4 Except as set forth in the Disclosure Schedule, neither SRFC nor Bank is aware of, nor has either of SRFC or Bank received notice of, any material civil, criminal or administrative action, suit, demand, claim, hearing, notice or demand letter, notice of violation, investigation, or proceeding pending or threatened against either SRFC or Bank relating in any way to the environmental laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws.

               11.18.5 Except as set forth in the Disclosure Schedule, to the best knowledge of each of SRFC and Bank, there is no asbestos containing material on the properties of SRFC or Bank that violates any environmental law or is in need of removal or repair.

         11.19 VALIDITY OF CONTEMPLATED TRANSACTIONS. Except as set forth in the Disclosure Schedule, the execution, delivery and performance of this Agreement will not: (i) violate, or conflict with, or require any consent under, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien upon any of the assets of either of SRFC or Bank, under any of the terms, conditions or provisions of the Articles of Incorporation or By-Laws of SRFC and the Articles of Association or By-Laws of Bank, or of any note, bond, mortgage, indenture, deed of trust, material license, lease, agreement or other instrument or obligation to which either of SRFC or Bank is a party or by which either of SRFC or Bank or any of their assets may be bound or affected or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to SRFC, Bank or any of their assets.

         11.20 YEAR 2000 COMPLIANCE. Except as set forth in the Disclosure Schedule and a preliminary Millennium Management Report dated December 1998 on SRFC Year 2000 Preparedness, the software and hardware operated by SRFC and Bank are capable of providing or are being adapted or replaced to provide uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000 and date-dependent data in substantially the same manner and with the same functionality as such software records, stores, processes and presents such calendar dates and date-dependent data as of the date hereof, except for the failure to have such capability which would not, individually or in the aggregate, be reasonably likely to cause a material adverse effect upon the business, financial condition and operations of SRFC and Bank. SRFC and Bank have complied in all material respects with any and all programs, guidelines and statements relating to Year 2000 issued by the Federal Financial Institutions Examination Council.

         11.21 EMPLOYEE BENEFIT PLANS. For purposes hereof, "ERISA" means the Employee Retirement Income Security Act as amended.

               11.21.1 The Disclosure Schedule lists each employee benefit plan, arrangement, practice, contract or agreement, whether formal or informal, written or unwritten, and whether applicable to one or more persons, now or ever maintained or contributed to by SRFC or Bank, including but not limited to employee welfare benefit plans and employee pension benefit plans as defined in Sections 3(1) and 3(2) of the Employee Retirement Income Security Act ("ERISA"), nonqualified deferred compensation plans, medical plans, disability plans, life insurance plans, severance pay plans, educational assistance plans, cafeteria plans, flexible spending accounts, stock option plans or stock purchase plans ("Benefit Plans"). Except as disclosed in the Disclosure Schedule, neither SRFC nor Bank ever maintained or contributed to any defined benefit plan (as defined in Section 3(35) of ERISA), multiemployer plan (as defined in Section 3(37) of ERISA), medical plan providing benefits after termination of employment (except for continuation coverage required by the federal law known as COBRA), or severance pay plan or arrangement. Except for SRFC and Bank, there is no trade or business, whether or not incorporated, which, together with SRFC and/or Bank, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Internal Revenue Code.

               11.21.2 For each Benefit Plan, SRFC and Bank have made available to FFB a copy of the plan and any relevant trust agreements, the summary plan description, the latest determination letters issued by the Internal Revenue Service, the latest annual report, the latest report of any trustee or insurance company providing benefits under the Benefit Plan, and the latest actuarial valuation or statement of individual accounts.

               11.21.3 Except as disclosed in the Disclosure Schedule, each Benefit Plan at all times has been maintained and operated in substantial compliance with all applicable laws and regulations, including but not limited to laws and regulations concerning eligibility for favorable tax treatment and those requiring the filing of reports. Except as disclosed on the Disclosure Schedule, there are no claims, no audits or investigations by any federal or state agency and no litigation pending or threatened with respect to any Benefit Plan. Except for routine payments due on insurance contracts and routine deposits to any 401(k) plan of SRFC or Bank, neither SRFC nor Bank has any unsatisfied liability to any person (including but not limited to governmental agencies) with respect to any Benefit Plan, and except to the extent disclosed on the Disclosure Schedule there are no facts known to SRFC or Bank which could give rise to such liability. Each Benefit Plan may be terminated on notice of 60 days or less by SRFC or Bank, as applicable, without liability to SRFC or Bank except for liability for benefits accrued in the normal operation of the plan prior to the date of termination.

12. FFB'S REPRESENTATIONS AND WARRANTIES. FFB represents and warrants to SRFC as of the date hereof and as of the Closing Date as follows:

         12.1 ORGANIZATION. FFB is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and is registered as a bank holding company under Bank Holding Company Act of 1956, as amended, and a savings and loan holding company under the Savings and Loan Holding Company Act. FFB has the corporate power to carry on its businesses as they are now being conducted and is qualified to do business in each jurisdiction in which the character and location of the assets owned by it, or the nature of the business transacted by it, requires qualification. FFB has authority to enter into this Agreement and this Agreement is legally binding.

         12.2 CORPORATE AUTHORITY. FFB has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement is a valid and binding agreement of FFB enforceable against FFB in accordance with its terms, subject to the Bankruptcy and Equity Exception.

         The FFB Board of Directors has (i) unanimously adopted the plan of merger set forth herein and approved this Agreement and the other transactions contemplated hereby, (ii) has declared that the Merger and this Agreement and the other transactions contemplated hereby are advisable.

         12.3 SUBSIDIARIES. Each indirect and direct subsidiary of FFB which, as of the effective time of the Merger would be deemed to be a "significant subsidiary," as such term is defined in Rule 405 of the rules and regulations promulgated in the Securities Act of 1933, as amended (the "1933 Act"), is either a national bank or federal savings association duly organized, validly existing, and in good standing under a charter granted by the Office of the Comptroller of the Currency or the Office of Thrift Supervision, or is a corporation or state bank duly organized, validly existing and in good standing under the laws of the state of its incorporation, and in either case, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and where failure to so qualify would have a material and adverse effect on the consolidated business, financial condition or results of operations of FFB.

         12.4 CAPITALIZATION. FFB's capitalization consists of 60,000,000 authorized Common Shares, of which, as of November 6, 1998, 32,921,329 shares were issued and outstanding. Adjusted for a 10% stock dividend declared on November 24, 1998 and payable on January 4, 1999, FFB's equivalent shares outstanding as of November 6, 1998 would be 36,213,462. Each issued share is validly issued, fully paid and non-assessable, and each outstanding share is entitled to one vote.

         12.5 SHARES TO BE ISSUED. All FFB Common Shares into which the SRFC Common Shares will be converted will be, immediately after the Effective Time and when issued upon such conversion, duly and validly authorized and issued, fully paid and non-assessable, and no shareholder of FFB will have any pre-emptive right of subscription or purchase in respect thereof. FFB will take such steps as may be necessary for such shares to be listed on NASDAQ immediately after the Effective Time.

         12.6 FINANCIAL STATEMENTS. FFB has delivered to SRFC copies of its consolidated balance sheets as of December 31, 1997, 1996 and 1995, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, in each case including the notes thereto, all certified by Ernst & Young LLP, independent public accountants, or one of said accountants' predecessor firms.

         All of such financial statements present fairly the financial positions as of and at the dates shown and the results of operations for the periods covered thereby. They have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated, except as otherwise indicated in the notes thereto. Each of such balance sheets presents a true and complete statement in all material respects as of its date of FFB's financial condition. All material liabilities of FFB (including any contingent liabilities), as of the date of each balance sheet, were properly accrued in such balance sheet or disclosed in the related footnotes, in accordance with generally accepted accounting principles.

         12.7 ENVIRONMENTAL MATTERS. For purposes hereof, "environmental laws" means all applicable federal, state or local statutes, laws, ordinances, codes, rules, regulations and guidelines (including consent decrees and administrative orders) relating to public health and safety and protection of the environment and natural resources.

               12.7.1 Except as set forth in a writing delivered to SRFC, to the best knowledge of FFB, to the extent required, FFB has filed all notices, permit applications and other required governmental submissions and has obtained all permits, licenses and other authorizations which are required and which are material in connection with the conduct of their respective businesses under all applicable environmental laws, including approvals relating to emissions, discharges, releases or threatened releases, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, new or used petroleum products, industrial, toxic or hazardous substances or solid wastes into the environment (including, without limitation, ambient air, surface water, groundwater, land or sewers).

               12.7.2 Except as set forth in a writing delivered to SRFC, to the extent required, FFB is in compliance, in all material respects, in the conduct of its business with all terms and conditions of the necessary permits, licenses and authorizations, and to the best of its knowledge is also in compliance in all material respects with all other applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such environmental laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws.

               12.7.3 Except as set forth in a writing delivered to SRFC, FFB is not aware of, nor has FFB received notice of, any past or present events, conditions, circumstances, activities, practices, incidents, actions or plans which may materially interfere with or prevent compliance or continued compliance in the conduct of its business with such environmental laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment (including, without limitation, ambient air, surface water, groundwater, land or sewers), of any pollutant, contaminant, chemical, or industrial, toxic or hazardous substance or waste or new or used petroleum products.

               12.7.4 Except as set forth in a writing delivered to SRFC, FFB is not aware of, nor has FFB received notice of, any material civil, criminal or administrative action, suit, demand, claim, hearing, notice or demand letter, notice of violation, investigation, or proceeding pending or threatened against FFB relating in any way to the environmental laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws.

               12.7.5 Except as set forth in a writing delivered to SRFC, to the best knowledge of FFB, there is no asbestos containing material on the properties of FFB that violates any environmental law or is in need of removal or repair.

         12.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. From September 30, 1998 to the date hereof, there has not been:

               12.8.1 any change in the corporate status, business, operations or financial condition of FFB and its consolidated Subsidiaries, other than changes in the ordinary course of business, and those changes described in any FFB filings with the Securities and Exchange Commission, none of which are, in the aggregate, materially adverse to FFB; or

               12.8.2 any other event or condition of any character which has materially and adversely affected the corporate status, business, operations or financial condition of FFB and its consolidated Subsidiaries taken as a whole.

         12.9 LITIGATION AND PROCEEDINGS. There is no suit, action or legal or administrative proceeding pending, or to the knowledge of FFB threatened, against it or any of FFB's consolidated Subsidiaries, which, if adversely determined, might materially and adversely affect the financial condition, on a consolidated basis, of FFB and FFB's consolidated Subsidiaries or the conduct of their businesses, nor is there any decree, injunction or order of any court, governmental department or agency outstanding against FFB or any of FFB's consolidated Subsidiaries having any such effect.

         12.10 CONSENTS AND APPROVALS. The consents and approvals required to be obtained by FFB on or prior to the Closing Date are set forth below:

               12.10.1 approval and effectiveness of the Registration Statement referred to in Section 14.3 or of any post effective amendment thereto;

               12.10.2 approval of FRB under Bank Holding Company Act;

               12.10.3 approval of the Department of Financial Institutions of the State of Indiana; and

               12.10.4 any other required consents for the completion of the Merger.

         12.11 BROKERS. Neither FFB nor any of its officers, directors or employees have employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders' fees in connection with this Agreement or with the transactions contemplated thereby.

         12.12 VALIDITY OF CONTEMPLATED TRANSACTIONS. The execution, delivery and performance of this Agreement will not: (i) violate, or conflict with, or require any consent under, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien upon any of the assets of FFB, under any of the terms, conditions or provisions of the Articles of Incorporation or Regulations of FFB, or of any note, bond, mortgage, indenture, deed of trust, material license, lease, agreement or other instrument or obligation to which FFB is a party or by which FFB or any of its assets may be bound or affected or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to FFB or any of its assets.

         12.13 YEAR 2000 COMPLIANCE. Except as set forth in the Disclosure Schedule, the software and hardware operated by FFB and its Subsidiaries are capable of providing or are being adapted or replaced to provide uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000 and date-dependent data in substantially the same manner and with the same functionality as such software records, stores, processes and presents such calendar dates and date-dependent data as of the date hereof, except for the failure to have such capability which would not, individually or in the aggregate, be reasonably likely to cause a material adverse effect upon the business, financial condition and operations of FFB and its Subsidiaries. FFB and its Subsidiaries have complied in all material respects with any and all programs, guidelines and statements relating to Year 2000 issued by the Federal Financial Institutions Examination Council.

         12.14 INTELLECTUAL PROPERTY. Except as disclosed in a writing delivered to SRFC, FFB does not have knowledge of any valid grounds for any bona fide claims (i) to the effect that its licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by FFB infringes on any copyright, patent, trademark, trade name, service mark or trade secret; (ii) against the use by FFB of any copyrights, patents, trademarks, trade names, service marks, trade secrets, technology, know-how or computer software programs and applications used in the business of FFB as currently conducted or as proposed to be conducted; (iii) challenging the ownership, validity or effectiveness of any of FFB's Intellectual Property Rights or other trade secret material of FFB; or (iv) challenging the license or legally enforceable right to use Third-Party Intellectual Rights by FFB.

         As used in this Agreement, the term (x) "Intellectual Property" means all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or materials;
(y) "Third-Party Intellectual Property Rights" means any third-party patents, trademarks, trade names, service marks and copyrights; and (z) "FFB's Intellectual Property Rights" means the patents, registered and material unregistered trademarks, trade names and service marks, registered copyrights and any applications therefor owned by FFB.

         12.15 GOOD AND MARKETABLE TITLE. FFB has and on the Closing Date will have good and marketable title in fee simple to all lands and buildings shown as assets in its records and books of account, except for properties held in trust or other fiduciary capacity, free and clear of all liens, encumbrances and charges except as reflected in the aforesaid financial statements and except for current taxes and assessments not delinquent or being contested in good faith and liens, encumbrances and charges shown in their records and books of account which are not substantial in character or amount and do not materially detract from the value or interfere with the use of the properties subject thereto or affected thereby. FFB has and on the Closing Date will have valid leases under which it is entitled to occupy and use in its business all real property of which it is lessee, and FFB has no knowledge of any material default under any such lease.

         FFB has and on the Closing Date will have good and marketable title to the machinery, equipment, merchandise, materials, supplies and other property of every kind, tangible or intangible, contained in its offices and other facilities or shown as assets in its records and books of account, except for properties held in trust or other fiduciary capacity or personal property of FFB employees contained in their offices, free and clear of all liens, encumbrances and charges except as reflected in the aforesaid financial statements and except for liens, encumbrances and charges, if any, which do not materially detract from the value of or interfere with the use of the properties subject thereto or affected thereby. FFB has and will have immediately prior to the Closing Date valid leases under which it is entitled to use in its business all personal property of which it is lessee, and FFB has no knowledge of any material default under any such lease.

         12.16 TAXES. All taxes imposed by the United States or by any state, municipality, subdivision or instrumentality of the United States or by any other taxing authority, which are due or payable by FFB, and all claims asserted against it have been paid in full or are adequately accrued in the records and books of accounts of FFB and will be so paid or provided for on the Closing Date. All income tax returns for FFB have been filed with the taxing authorities having jurisdiction thereof through 1994, and no extension of time for the assessment of deficiencies for any such years is in effect. FFB has no knowledge of any unassessed tax deficiency proposed or threatened against it.

         12.17 MATERIAL CONTRACTS; NO CONFLICT WITH OTHER INSTRUMENTS. Neither FFB nor any of its consolidated Subsidiaries is in default under the terms of any material outstanding contract, agreement, lease or other commitment which default would have a material and adverse effect, on a consolidated basis, on FFB and FFB's consolidated Subsidiaries, and on the Closing Date, the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a default under any material indenture, mortgage, deed or trust or other material agreement or instrument to which FFB or any of its consolidated

Subsidiaries is a party, which default or breach would have a material and adverse effect, on a consolidated basis, on FFB and FFB's consolidated Subsidiaries.

13. CONDUCT OF BUSINESS PENDING THE MERGER.

         13.1 NEGATIVE COVENANTS OF SRFC. From and after the date of this Agreement and prior to the Effective Time, without the prior written consent of FFB, neither SRFC nor Bank will:

               13.1.1 amend its respective Articles of Incorporation, Articles of Association, Regulations or By-Laws;

               13.1.2 engage in any material activity or transaction or incur any material obligation (by contract or otherwise) except in the ordinary course of business;

               13.1.3 issue rights or options to purchase or subscribe to any shares of its capital stock or subdivide or otherwise change any such shares; or

               13.1.4 issue or sell any shares of its capital stock.

         13.2 DIVIDENDS. The parties agree that in January 1999 the shareholders of SRFC shall receive a regular annual dividend, anticipated to be in the amount of eighteen dollars ($18.00) per share. In addition, in the event that the Effective Time is after FFB's first quarter 1999 record date, on April 1, 1999, SRFC's shareholders shall receive a quarterly dividend in the amount of $4.75 per share.

         13.3 SRFC EFFORTS. From and after the date of this Agreement and prior to the Effective Time, SRFC and Bank will use their respective best efforts to preserve their business organizations intact; to keep available the services of their present officers and employees and to preserve the goodwill of their suppliers, customers and others having business relations with it. During the same period, SRFC and Bank will not put into effect any material increase in the compensation or other benefits applicable to officers or other key personnel in excess of compensation increases paid by SRFC or Bank to similarly situated employees in accordance with past practices.

         13.4 PURCHASE OF "TAIL COVERAGE". SFRC may purchase "tail coverage" on its Directors' and Officers' insurance for a period of six years and for a sum not exceeding $115,000 in the aggregate. From and after the Effective Time, every director, officer, employee and agent of SRFC and Bank shall be entitled to indemnification from FFB on the same basis and to the same extent as the other directors, officers, employees and agents of FFB.

14. ADDITIONAL AGREEMENTS.

         14.1 ACCESS AND INFORMATION. FFB and SRFC hereby agree that each will give to the other and to the other's accountants, counsel and other representatives full access during normal business hours throughout the period prior to the Merger to all of its properties, books, contracts, commitments and records, and that each will furnish the other during such period with all such information concerning its affairs as such other party may reasonably request. In the event of the termination of this Agreement, each party will, upon the request of the other, destroy or deliver to the other all documents, work papers and other material obtained from the other relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, and will use its best efforts to have any information so obtained and not heretofore made public kept confidential.

         14.2 CONFIDENTIALITY. From and after the date of this Agreement, the parties and their respective Subsidiaries will, and they will cause their respective directors, officers, employees and advisors ("Affiliates") to, treat all information received from or on behalf of another party hereto or its Affiliates concerning the business, assets, operations and financial condition of such other party or its Subsidiaries as confidential, unless and to the extent that the party receiving such information can demonstrate that such information was in the public domain, and the party receiving such information and its Subsidiaries will, and will cause their respective Affiliates to, not use any such confidential information for any purpose except in furtherance of the transactions contemplated by this Agreement. In the event this Agreement is terminated pursuant to Section 15.4 hereof, each party and its Subsidiaries, upon the request of the other, will promptly return to the other party or destroy all documents and work papers and all copies thereof, containing any such confidential information received from or on behalf of another party hereto in connection with the transactions contemplated by this Agreement. The covenants contained in this Section are of the essence and will survive any termination of this Agreement and the closing of the transactions contemplated by this Agreement.

         14.3 REGISTRATION STATEMENT. FFB will prepare and file a Registration Statement on Form S-4 under the 1933 Act (the "Registration Statement") to register a sufficient number of FFB Common Shares which the shareholders of SRFC will receive pursuant to Section 8 at the Effective Time. FFB will use its best efforts to cause such Registration Statement to become effective. SRFC and Bank agree that none of the information supplied or to be supplied by each of them for inclusion or incorporation by reference in (i) the Registration Statement, including the joint proxy statement and prospectus (the "Joint Proxy Statement-Prospectus") constituting a part thereof, will, at the time the Registration Statement becomes effective under the Securities Act or (ii) the Joint Proxy Statement-Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the meeting of shareholders of SRFC to be held in connection with the Merger, in either case contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         Other than information supplied by SRFC and Bank for inclusion or incorporation by reference in the Registration Statement and the Joint Proxy Statement-Prospectus, FFB agrees that neither the Registration Statement at the time the Registration Statement becomes effective under the Securities Act nor the Joint Proxy Statement-Prospectus at the date of mailing to shareholders and at the time of the meeting of shareholders of SRFC in either case, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

14.4     EMPLOYEE BENEFITS.

               14.4.1 As soon as practicable after the Effective Time, FFB shall make available to eligible employees of Bank employee benefit plans comparable to the employee benefit plans then made available to similarly situated employees of other FFB subsidiaries. Employee benefit plans, fringe benefits and other employee practices and policies in effect at Bank immediately prior to the effective date of the Merger shall continue in effect until modified or terminated by FFB.

                  The SRFC 401(k) Plan ("SRFC 401(k) Plan") shall continue in effect until the first January 1 or July 1 coinciding with or next following the Effective Time (the "Initial Entry Date"). No contributions shall be made to the SRFC 401(k) Plan with respect to compensation paid after the Initial Entry Date. On or after the Initial Entry Date, the SRFC 401(k) Plan may be maintained as a frozen plan for an indefinite period or merged into the FFB Thrift Plan. Participants in the SRFC 401(k) Plan shall become fully vested in their accounts under that plan as of the Initial Entry Date to the extent required by law. As of the Initial Entry Date, the FFB Thrift Plan shall be extended to eligible employees of Bank. All years of service as of the Effective Time credited to SRFC and Bank employees will be recognized for purposes of computing eligibility and vesting for the FFB Thrift Plan.

               14.4.2 If any person who is an SRFC employee as of the Effective Time is terminated without cause within one year after the Effective Time, Bank, as a subsidiary of FFB, shall pay such employee a termination payment equal to one week's salary for each full year of completed service with Bank, upon receipt from the employee of a release of all claims in form satisfactory to Bank and FFB; provided, however, that any such terminated employee with less than four full years of completed services with Bank shall receive a termination payment equal to four weeks' salary in the aggregate.

               14.4.3 Nothing contained in this Section shall be deemed to constitute an agreement to employ or continue to employ any employee of Bank or restrict the right of FFB to modify or terminate any employee benefit plan, policy or practice applicable to employees of Bank.

         14.5 EXPENSES. Upon a termination of this Agreement as provided in
Section 15.4, each party will pay all costs and expenses of its performance of and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including fees, expenses and disbursements of its accountants and counsel.

         14.6 FURTHER ASSURANCES. If at any time the Surviving Corporation will consider or be advised that any further assignment or assurance in law or other action is necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation, the title to any property or rights of SRFC acquired or to be acquired by or as a result of the Merger, the proper officers and directors of SRFC and the Surviving Corporation, respectively, will be and they hereby are severally and fully authorized to execute and deliver such proper deeds, assignments and assurances in law and take such other action as may be necessary or proper in the name of SRFC or the Surviving Corporation to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise carry out the purposes of this Agreement.

         14.7 POOLING. Neither SRFC, Bank, FFB nor any of its consolidated Subsidiaries has taken or agreed to take any action that would prevent SRFC and FFB from accounting for the business combination to be effected by the Merger as a "pooling of interests." SRFC has received from its independent accountants, Crowe, Chizek and Company LLP, a letter stating that, based upon Crowe, Chizek and Company LLP's review of such relevant documents and information which Crowe, Chizek and Company LLP deemed relevant, such firm is currently unaware of any reason why the business combination to be effected by the Merger cannot be accounted for as a "pooling of interests" in regard to SRFC and Bank. FFB has received from its independent accountants, Ernst & Young LLP, a letter stating that, based upon Ernst & Young's review of such relevant documents and information which Ernst & Young LLP deemed relevant, such firm is currently unaware of any reason why the business combination to be effected by the Merger cannot be accounted for as a "pooling of interests" in regard to FFB and its consolidated Subsidiaries.

         14.8 AUDITED FINANCIAL STATEMENTS. As soon as reasonably practicable, SRFC will deliver to FFB the information required by Item 17 of the instructions to Registration Statement Form S-4, including but not limited to a copy of its consolidated balance sheet as of December 31, 1998 (if available), 1997 and 1996 and related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended December 31, 1998 (if available), 1997, 1996 and 1995, and such financial statements for the most recently ended fiscal year will be in the format required by the Securities and Exchange Commission and will include a Management's Discussion and Analysis of Financial Condition and Results of Operations section. Upon request by FFB, SRFC will deliver to FFB a copy of its balance sheet (unaudited) and related statements of income and cash flows (unaudited) for the nine months period ending September 30, 1998, including the notes thereto. All of such financial statements will present fairly the financial positions as of and at the dates shown and the results of operations for the periods covered thereby. They will have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated, except as otherwise indicated in the notes thereto. All liabilities of SRFC (including any contingent liabilities), as of the date of each balance sheet, will be properly accrued in such balance sheet or disclosed in the related footnotes in accordance with generally accepted accounting principles. Each of such consolidated statements of earnings of SRFC will be fairly presented in accordance with generally accepted accounting principles for the periods indicated.

         14.9 PRESS RELEASES. The parties will consult with each other as to the form and substance of any press release, written communication with their shareholders, or other public disclosure of matters related to this Agreement, and a party will not issue any such press release, written communication, or public disclosure without the prior consent of the other party, which consent will not be unreasonably withheld or delayed; provided, however, that nothing contained herein will prohibit any party, following notification to the other party, from making any disclosures which its counsel deems necessary to conform with requirements of law or the rules of NASDAQ.

         14.10 SRFC AFFILIATES. SRFC shall deliver to FFB a letter ("Affiliate Letter") identifying all persons who are, at the date of the SRFC shareholders meeting to approve the Merger contemplated by this Agreement, "affiliates" of SRFC for purposes of Rule 145 under the Securities Act of 1933 ("Seller's Rule 145 Affiliates") and for purposes of qualifying the Merger for pooling of interests accounting treatment. SRFC shall use its best efforts to cause each person who is identified as a "Seller's Rule 145 Affiliate" in such letter to deliver to FFB on or prior to the Closing Date a written agreement substantially in a form agreed to by the parties. FFB shall be entitled to place legends on any certificates of FFB Common Shares issued to such Seller's Rule 145 Affiliates to restrict transfer of such shares as set forth above; provided, however, such legends shall be removed at the request of a Seller's Rule 145 Affiliate not earlier than one year after the Closing Date.

         14.11 BOARD REPRESENTATION. FFB agrees that, promptly after the Effective Time, FFB will appoint a member of the Board of Directors of Bank as a director of FFB (such selected candidate to be mutually agreeable to FFB and the Board of Directors of Bank).

         14.12 DISCLOSURE SCHEDULE. SRFC shall have delivered a Disclosure
Schedule in final form to FFB by December 21, 1998, and FFB shall have determined whether such Disclosure Schedule is satisfactory by December 24, 1998.

15. CONDITIONS PRECEDENT; TERMINATIONS.

         15.1 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PARTIES. The obligations of each of the parties hereto to effect the Merger is subject to the fulfillment on or prior to the Effective Time of the following conditions precedent:

               15.1.1 The Merger will have been approved by the FRB or the delegate, and by any other governmental authority having jurisdiction and any applicable waiting period will have expired, with no such approval or authorization containing any provision which would be materially adverse to the merged businesses of SRFC and FFB as contemplated by this Agreement.

               15.1.2 No suit, action, investigation by any governmental body, or other legal or administrative proceedings will have been brought or threatened which materially questions the validity or legality of the transactions contemplated herein. For the purposes hereof, inquiries which could give rise to any such suit, investigation or proceeding given by any governmental agency may, at the option of either party, be deemed such a threat.

               15.1.3 The parties hereto will have obtained any and all consents required for the consummation of the Merger or for the preventing of any default under any contract, agreement or permit of the parties hereto, which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on the combined business affairs of SRFC and FFB.

         15.2 CONDITIONS PRECEDENT TO FFB'S OBLIGATIONS. The obligation of FFB to effect the Merger will be subject to the fulfillment on or prior to the Effective Date of the following conditions precedent (which may be waived in writing by FFB):

               15.2.1 The representations and warranties of SRFC herein contained will be true as of and at the Closing Date with the same effect as though made at such time; SRFC will have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Closing Date; and SRFC will have delivered to FFB a certificate, dated the Closing Date and signed by its president or one of its vice presidents and its secretary or one of its assistant secretaries, to both such effects.

         15.2.2 No material change in the corporate status, businesses, operations or condition (financial or otherwise) of either of SRFC or Bank will have occurred since December 31, 1997, (whether or not covered by insurance), which has been materially adverse in relation to SRFC, taken as a whole, and no other event or condition of any character will have occurred or arisen since that date which will have materially and adversely affected the corporate status, businesses, operations or financial condition of SRFC.

         15.2.3 FFB will have received from Barnes & Thornburg, counsel for SRFC, a favorable opinion, dated as of the Closing Date, in form and substance satisfactory to FFB's counsel. In rendering this opinion, such counsel may rely on certificates of public officials and of corporate officers, opinions of recognized local counsel in jurisdictions where such counsel is not qualified to practice, and such other evidence as he may deem appropriate. The provisions of the preceding sentence are applicable to all other opinions of counsel to be delivered hereunder.

         15.2.4 The Registration Statement will have become effective relating to the shares of FFB which the shareholders of SRFC will receive at the Effective Time.

         15.2.5 FFB will have received a favorable ruling from the Internal Revenue Service, or opinion of counsel, in form and substance satisfactory to FFB and its counsel, to the effect that, under the IRC, and particularly Section 368(a)(1)(A), no gain or loss will be recognized to FFB or its shareholders or to SRFC or its shareholders as a result of the Merger except for gain (but not loss) on cash received by the shareholders of SRFC.

         15.2.6 FFB will have received such written consents and confirmations (or opinions of counsel to the effect that such consents or confirmations are not required), as they may reasonably request to the effect that the Surviving Corporation will succeed upon consummation of the Merger to all of SRFC's right, title and interest in and to its material contracts, agreements, leases and other commitments and that the Surviving Corporation will possess and enjoy all material licenses, permits and other governmental authorizations possessed by SRFC at the date hereof. FFB will have received those approvals and consents described in Section 12.10 hereof.

         15.2.7 At the date of signing this Agreement and immediately prior to the Closing Date, FFB will have received from FFB's independent accountants letters to the effect that they are not aware of any reason that FFB is not in compliance with the pooling of interests criteria as specified under APB No. 16, and that, accordingly, the Merger can be accounted for as a pooling of interests from FFB's perspective.

         15.2.8 SRFC will have performed, at FFB's expense, a Phase I Environmental Survey by December 31, 1998 and FFB will have reviewed the results of such Phase I Environmental Survey on its owned banking facilities by January 15, 1999 and determined whether it is satisfied with the results thereof and that no further testing is required and no remedial action is necessary, or if such Phase I is not satisfactory in form and substance to it, FFB and SRFC will have reached agreement by January 31, 1999 as to the remedial actions necessary to correct any unsatisfactory conditions and the payment for such remedial actions.

               15.2.9 FFB will have received the Affiliate Letter and the written agreements signed by each Seller's Rule 145 Affiliate described in
Section 14.10 hereof.

         15.3 CONDITIONS PRECEDENT TO SRFC'S OBLIGATION. The obligation of SRFC to effect the Merger will be subject to the fulfillment on or prior to the Effective Time of the following conditions precedent (which may be waived in writing by SRFC):

               15.3.1 The representations and warranties of FFB herein contained will be true as of and at the Closing Date with the same effect as though made at such time; FFB will have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Closing Date; and FFB will have delivered to SRFC a certificate, dated the Closing Date and signed by its president or one of its vice presidents and its secretary or one of its assistant secretaries, to both such effects.

               15.3.2 No material change in the corporate status, businesses, operations or condition (financial or otherwise) of FFB and its consolidated Subsidiaries will have occurred since December 31, 1997 (whether or not covered by insurance), which has been materially adverse in relation to FFB and its consolidated Subsidiaries, taken as a whole, and no other event or condition of any character will have occurred or arisen since that date which will have materially and adversely affected the corporate status, businesses, operations or financial condition of FFB and its consolidated Subsidiaries, taken as a whole.

               15.3.3 SRFC will have received from Frost & Jacobs LLP, counsel for FFB, a favorable opinion, dated immediately prior to the Closing Date, in form and substance satisfactory to SRFC's counsel. In rendering this opinion, such counsel may rely on certificates of public officials and of corporate officers, opinions of recognized local counsel in jurisdictions where such counsel is not qualified to practice, and such other evidence as it may deem appropriate. The provisions of the preceding sentence are applicable to all other opinions of counsel to be delivered hereunder.

               15.3.4 The Registration Statement will have become effective relating to the shares of FFB common stock which the shareholders of SRFC will receive at the Effective Time.

               15.3.5 SRFC will have received a favorable ruling from the Internal Revenue Service, or opinion of counsel, in form and substance satisfactory to SRFC, to the effect that, under the Internal Revenue Code of 1986, as amended (i) no gain or loss will be recognized to SRFC as a result of the Merger, and (ii) no gain or loss (except in respect of fractional share interests sold or dissenter's receiving cash) will be recognized to SRFC's shareholders as a result of their exchange of common stock of SRFC for common shares of FFB, and covering such other matters as are typically covered by such opinion.

               15.3.6 At the date of signing this Agreement and immediately prior to the Closing Date, SRFC will have received from SRFC's independent accountants letters to the effect that they are not aware of any reason that SRFC is not in compliance with the pooling of interests criteria as specified under APB No. 16, and that, accordingly, the Merger can be accounted for as a pooling of interests from SRFC's perspective.

               15.3.7 The SRFC Board of Directors shall have received an opinion from Hovde, dated as of the date of the Joint Proxy Statement-Prospectus, to the effect that the consideration to be received by SRFC shareholders in the merger is fair from a financial point of view, and such opinion shall not have been withdrawn at the time of Closing.

         15.4 TERMINATION AND ABANDONMENT. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time before the Effective Time, whether before or after adoption or approval of this Agreement by the shareholders of SRFC, under any one or more of the following circumstances:

               15.4.1 By the mutual consent of the Boards of Directors of FFB and SRFC;

               15.4.2 By FFB if the holders of 7.5% or more of the outstanding shares of common stock of SRFC will be entitled to receive cash in exchange for their SRFC shares pursuant to perfected dissenters' rights under the Indiana Business Corporation Act;

               15.4.3 By FFB if, prior to the Effective Time, the conditions set forth in Sections 15.2.1 through 15.2.9, inclusive, will not have been met;

               15.4.4 By SRFC if, prior to the Effective Time, the conditions set forth in Sections 15.3.1 through 15.3.7, inclusive, will not have been met;

               15.4.5 By either FFB or SRFC if prior to the Effective Time, the conditions set forth in Sections 15.1.1 through 15.1.3, inclusive, will not have been met, or any action or proceeding before any court or other governmental body or agency will have been instituted or threatened to restrain or prohibit the Merger and such constituent corporation deems it unadvisable to proceed with the Merger;

               15.4.6 By either FFB or SRFC if the requisite approval of the shareholders of SRFC will not have been obtained or if the Effective Time, will not have occurred on or before July 31, 1999;

               15.4.7 By SRFC, in accordance with the procedures set forth in this Section 15.4.7, if the SRFC Board so determines by a vote of a majority of its members, at any time during the ten-day period commencing on the second trading day (the "Valuation Date") after the day that is the latest of (i) the day of expiration of the last waiting period with respect to any of the required regulatory approvals, (ii) the day on which the last of the required regulatory approvals is obtained, and (iii) the day on which the required SRFC stockholder approval is obtained, if both of the following conditions are satisfied (a "Termination Event"):

         (a) the Average Closing Price is less than $23.2671, AND

         (b) the SRFC Ratio is less than the Index Ratio.

If SRFC elects to exercise this termination right, it will give prompt written notice to FFB (which notice may be withdrawn at any time). During the five days commencing with its receipt of such notice, FFB will have the option to avoid the termination of this Agreement by electing to increase the Exchange Ratio to equal the lesser of (i) the result of dividing $1,983.52 by the Average Closing Price, and (ii) the quotient obtained by dividing the product of the Index Ratio and the Exchange Ratio (as then in effect) by the SRFC Ratio. If FFB makes an election contemplated by the preceding sentence (the "Election") within such five-day period, it will give prompt written notice to SRFC of the Election and the revised Exchange Ratio, whereupon (x) no termination will have occurred as a result of the Termination Event and SRFC's exercise of its right of termination,
(y) this Agreement will remain in effect in accordance with its terms (except as the Exchange Ratio will have been so modified), and (z) any references in the Agreement to "Exchange Ratio" will thereafter be deemed to refer to the Exchange Ratio as so adjusted). If FFB fails to make the Election, FFB will give prompt written notice to SRFC of its decision not to make the Election and, within five days of its receipt of such notice, SRFC must give written notice (the "Final Notice") to FFB of either: (A) its election to withdraw the exercise of its termination right, in which case (i) no termination will have occurred as a result of the Termination Event and SRFC's exercise of its right of termination,
(ii) this Agreement will remain in effect in accordance with its terms, and
(iii) any references in the Agreement to "Exchange Ratio" will continue as defined herein and without any modification or adjustment; or (B) its election to have the termination of this Agreement become effective, in which case such termination will occur at the close of business on the second business day after FFB's receipt of the Final Notice.

         For purposes of this Section 15.4.7, the following terms have the definitions set forth below:

     * Average Closing Price means the average of the daily closing sales price of a FFB common share, as reported on the Nasdaq National Market for the 20 consecutive Nasdaq trading days (in which at least 1,000 shares were traded) ending on the Valuation Date.

     * Index Group" means the 31 financial institution holding companies (17 with headquarters in Ohio and 14 with headquarters in Indiana) listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been an Acquisition Transaction (as defined in the Merger Agreement) involving such company publicly announced at any time during the period beginning on the date of the Merger Agreement and ending on the Valuation Date. In the event that the common stock of any such company ceases to be publicly traded or a proposal regarding a change in control involving, or a material acquisition by, any such company is announced at any time during the period beginning on the date of the Merger Agreement and ending on the Valuation Date, such company will be removed from the Index Group. The 31 financial institution holding companies are as follow:

                                    Ohio Banks
                                    ----------

                             BFOH   BancFirst Ohio Corp
                             BLMT   Belmont Bancorp.
                             FITB   Fifth Third Bancorp
                             FMER   FirstMerit Corporation

HMAN   Huntington Bancshares Incorporated
KEY    KeyCorp
                             MGNB   Mahoning National Bancorp, Incorporated
                             NCC    National City Corporation
                             OAKF   Oak Hill Financial, Inc.
                             OVBC   Ohio Valley Banc Corp.
                             PRK    Park National Corporation
                             PEBO   Peoples Bancorp Inc.
                             PFGI   Provident Financial Group Inc.
                             SECD   Second Bancorp, Incorporated
                             SKYF   Sky Financial Group Inc.
                             UBCP   United Bancorp, Inc.
                             WNNB   Wayne Bancorp, Inc.

                                    Indiana Banks
                                    -------------

                             SRCE   1st Source Corporation
                             ANBC   ANB Corporation
                             BNK    CNB Bancshares, Inc.
                             CBIN   Community Bank Shares of Indiana, Inc.
                             THFF   First Financial Corporation
                             FRME   First Merchants Corporation
                             GABC   German American Bancorp
                             IUBC   Indiana United Bancorp
                             IRWN   Irwin Financial Corporation
                             LKFN   Lakeland Financial Corporation
                             METB   MetroBanCorp
                             NCBE   National City Bancshares, Inc.
                             OLDB   Old National Bancorp
                             PPLS   Peoples Bank Corporation of Indianapolis

         If FFB or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange or shares or similar transaction between the date of the Merger Agreement and the Valuation Date, the prices for the common stock of such company will be appropriately adjusted for purposes of determining whether a Termination Event has occurred.

     * Index Price means, with respect to the Index Group, the price resulting from dividing (i) the sum of the closing sales price on the Starting Date of a share of common stock of each member of the Index Group by (ii) the number of financial institutions that comprise the Index Group.

     * Average Index Price, with respect to the Index Group, means the price resulting from dividing (i) the sum of the average of the daily closing sales price of a share of common stock of each financial institution comprising the Index Group, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the period of 20 consecutive trading days ending on the Valuation Date by
(ii) the number of financial institutions that comprise the Index Group.

     * SFRC Ratio means the number obtained by dividing the Average Closing Price by $26.5909.

     * Index Ratio means the number obtained by dividing the Average Index Price by the Index Price and subtracting 0.125 from the quotient.

     * Starting Date means the day immediately prior to the parties' public announcement of the signing of this Agreement.

         An example of the determination regarding whether a Termination Event has occurred and the resulting number of FFB common shares that could possibly be issued is attached as Schedule 15.4.7; or

               15.4.8 By FFB if it determines that the disclosure Schedule delivered pursuant to Section 14.12 is not satisfactory.

         15.5 EFFECT OF TERMINATION. Upon any such termination and abandonment, neither party will have any liability or obligation hereunder to the other, except for the return of all documents exchanged and the preservation of the confidentiality by each party of the information exchanged, and except for a termination pursuant to Section 15.4.3 (resulting from a failure to satisfy
Section 15.2.1) or pursuant to Section 15.4.4 (resulting from a failure to satisfy Section 15.3.1), in which case, a termination shall not relieve the breaching party from liability for a breach of a representation or covenant giving rise to the termination.

         15.6 EXPENSES. Upon a termination of this Agreement as provided in
Section 15.4, each party will pay all costs and expenses of its performance of and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including fees, expenses and disbursements of its accountants and counsel.

         15.7 SURVIVAL OF REPRESENTATIONS. The representations and warranties of the parties contained in this Agreement survive until the Effective Time and do not survive after such Effective Time.

16. GENERAL PROVISIONS.

         16.1 DEFINITIONS. "Subsidiaries" as used herein means any corporation 50% or more of whose outstanding voting securities are owned directly or indirectly by FFB or SRFC, as the context may require, whether consolidated or unconsolidated. The headings in this Agreement will not affect in any way its meaning or interpretation.

         16.2 AMENDMENTS. Any of the terms or conditions of this Agreement may be modified or waived at any time before the Effective Time by the party which is, or the shareholders of which are, entitled to the benefit thereof upon the authority of the Board of Directors of such party, provided that any such modification or waiver will in the judgment of the party making it not affect substantially or materially and adversely the benefits to such party or its shareholders intended under this Agreement.

         16.3 NOTICES. All notices, demands, requests, consents or approvals required hereunder will be in writing and will be given (and will be deemed to have been duly given upon receipt) by delivery in person or by certified or registered mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or to such other address as any party may give to the other by like notice:

                  IF TO FFB:          First Financial Bancorp.
                                      300 High Street
                                      P.O. Box 476
                                      Hamilton, Ohio  45012-0476
                                      ATTENTION:  Stanley N. Pontius, President
                                       and Chief Executive Officer

                  With copies to:     Frost & Jacobs
                                      2500 PNC Center
                                      201 East Fifth Street
                                      P.O. Box 5715
                                      Cincinnati, Ohio  45201-5715
                                      ATTENTION: Neil Ganulin

                  If to SRFC:         Sand Ridge Financial Corporation
                                      2611 Highway Avenue
                                      P. O. Box 1929
                                      Highland, Indiana  46322
                                      ATTENTION:  Bruce E. Leep, President

                  With copies to:     Barnes & Thornburg
                                      600 1st Source Bank Center
                                      100 North Michigan
                                      South Bend, Indiana  46601-1632
                                      ATTENTION:  John A. Burgess, Esq.

                                      Hovde Financial, Inc.
                                      1629 Colonial Parkway
                                      Inverness, Illinois  60067
                                      ATTENTION:  Steve Nelson


         16.4 BINDING NATURE OF AGREEMENT. This Agreement will be binding upon and inure to the benefit of FFB and SRFC and their respective successors and permitted assigns.

         16.5 ASSIGNMENT. Neither this Agreement nor any obligation or right hereunder may be assigned by any party hereto, whether directly or indirectly, without the prior written consent of the other party.

         16.6 GOVERNING LAW. This Agreement will in all respects be governed and construed in accordance with the laws of the State of Ohio, except to the extent superseded by the federal banking laws of the United States.

         16.7 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

         IN WITNESS WHEREOF, pursuant to authority duly given by its Board of Directors, each of FFB, and SRFC has caused this Agreement to be executed and attested by its authorized officers as of the date and year first above written.

                          FIRST FINANCIAL BANCORP.



                          By:
                             -------------------------------------
                             Stanley N. Pontius
                             President and CEO


                          SAND RIDGE FINANCIAL CORPORATION


                          By:
                             -------------------------------------
                             Bruce E. Leep
                             Chairman and President

                                 SCHEDULE 15.4.7

         The following example illustrates whether a Termination Event could occur and the resulting number of FFB shares that could possibly be issued:

Average Closing Price                                $22.75              $22.75
Average Index Price/Index Price                         .97                1.01
SRFC Ratio                                            .8556               .8556
Index Ratio                                           .8450               .8850
Does Termination Event Occur?                            No                 Yes
New Exchange Ratio (lower of I or ii):
         (i)                                                            87.1877
         (ii)                                                           88.1793
FFBC Shares Issued                                5,115,000           5,231,262

                                                                      APPENDIX B

                               TO BE UPDATED AS OF THE DATE OF THE PROXY MAILING
                               -------------------------------------------------


December 16, 1998



Board of Directors
Sand Ridge Financial Corporation
2611 Highway Avenue
Highland, IN 46322

Members of the Board:

         Sand Ridge Financial Corporation ("Sand Ridge"), an Indiana corporation, and First Financial Bancorp ("First Financial"), an Ohio corporation, have entered into a Plan and Agreement of Merger ("Plan of Merger") dated December 16, 1998, pursuant to which Sand Ridge will be merged with and into First Financial (the "Merger"). As is set forth in Section 8.3 of the Plan of Merger, at the effective time of the Merger each of the outstanding shares of Sand Ridge common stock ("Sand Ridge Common Stock") will be converted into and have the right to receive 85.25 shares (the "Exchange Ratio") of First Financial common stock ("First Financial Common Stock"), subject to certain adjustments as set forth in Section 15.4 of the Plan of Merger. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of Sand Ridge.

         Hovde Financial, Inc. ("Hovde") specializes in providing investment banking and financial advisory services to commercial bank and thrift institutions. Our principals are experienced in the independent valuation of securities in connection with negotiated underwritings, subscription and community offerings, private placements, merger and acquisition transactions and recapitalizations. We are familiar with Sand Ridge, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Plan of Merger.

         We were retained by Sand Ridge to act as its exclusive financial advisor with respect to a review of Sand Ridge's strategic alternatives and the possible sale, merger, consolidation, or other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of Sand Ridge. We will receive compensation from Sand Ridge in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. At your direction, we solicited the interest of third parties regarding a possible business combination with Sand Ridge. The Plan of Merger is the result of this solicitation.

Board of Directors
Sand Ridge Financial Corporation
December 16, 1998
Page Two




         During the course of our engagement, we reviewed and analyzed material bearing upon the financial and operating conditions of Sand Ridge and First Financial and material prepared in connection with the proposed transaction, including the following: the Plan of Merger; certain historical publicly available information concerning Sand Ridge and First Financial; the terms of recent merger and acquisition transactions involving thrifts and thrift holding companies that we considered relevant; historical market prices and trading volumes for First Financial Common Stock; and financial and other information provided to us by the managements of Sand Ridge and First Financial.

         In addition, we have conducted meetings with members of the senior management of Sand Ridge and First Financial for the purpose of reviewing the future prospects of Sand Ridge and First Financial. We also evaluated the pro forma ownership of First Financial Common Stock by Sand Ridge's shareholders relative to the pro forma contribution of Sand Ridge's assets, liabilities, equity and earnings to the pro forma company, and conducted such other studies, analyses and examinations as we deemed appropriate. We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our knowledge of the banking industry and our general experience in securities valuations.

         In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Sand Ridge and First Financial and in the discussions with Sand Ridge and First Financial management. We did not independently verify and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Sand Ridge and First Financial at September 30, 1998 were adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practices as of the date of such financial statements. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Sand Ridge or First Financial, nor did we make any independent evaluation or appraisal of the assets, liabilities or prospects of Sand Ridge or First Financial, nor were we furnished with any such evaluation or appraisal, and we were not retained to and did not review any individual credit files.

Board of Directors
Sand Ridge Financial Corporation
December 16, 1998
Page Three




         We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Sand Ridge and First Financial. In rendering this opinion, we have been advised by Sand Ridge and First Financial and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval for the Merger and we have further assumed that in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on First Financial or the surviving corporation that would have a material adverse effect on First Financial or the contemplated benefits of the Merger. We have also assumed that there would not occur any change in the applicable law or regulation that would cause a material adverse change in the prospects or operations of First Financial or the surviving corporation after the Merger.

         Our opinion is based solely upon the information available to us and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof.

         We are not expressing any opinion herein as to the prices at which shares of First Financial Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of Sand Ridge Common Stock as to how such holder should vote with respect to the Plan of Merger at any meeting of holders of Sand Ridge Common Stock.

         This letter is solely for the information of the Board of Directors of Sand Ridge and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Sand Ridge Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Board of Directors
Sand Ridge Financial Corporation
December 16, 1998
Page Four




         Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Exchange Ratio is fair, from a financial point of view, to the shareholders of Sand Ridge.

                                                     Sincerely,



                                                     HOVDE FINANCIAL, INC.

                                                                      APPENDIX C

                                  INDIANA CODE
                                   CHAPTER 44
                               DISSENTERS' RIGHTS

Section.
23-1-44-1.        "Corporation" defined.
23-1-44-2.        "Dissenter" defined.
23-1-44-3.        "Fair value" defined.
23-1-44-4.        "Interest" defined.
23-1-44-5.        "Record shareholder" defined.
23-1-44-6.        "Beneficial shareholder" defined.
23-1-44-7.        "Shareholder" defined.
23-1-44-8.        Shareholder dissent.
23-1-44-9.        Beneficial shareholder dissent.
23-1-44-10.       Notice of dissenters' rights preceding shareholder vote.
23-1-44-11.       Notice of intent to dissent.
23-1-44-12.       Notice of dissenter's rights following action creating rights.
23-1-44-13.       Demand for payment by dissenter.
23-1-44-14.       Transfer of shares restricted after demand for payment.
23-1-44-15.       Payment to dissenter.
23-1-44-16.       Return of shares and release of restrictions.
23-1-44-17.       Offer of fair value for shares obtained after first
                  announcement.
23-1-44-18.       Dissenter demand for fair value under certain conditions.
23-1-44-19.       Effect of failure to pay demand - Commencement of judicial appraisal proceeding.
23-1-44-20.       Judicial determination and assessment of costs.


23-1-44-1. "CORPORATION" DEFINED. - As used in this chapter, "corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.[P.L.149-1986, ss. 28.]

23-1-44-2. "DISSENTER" DEFINED. - As used in this chapter, "dissenter" means a shareholder who is entitled to dissent from corporate action under section 8 [IC 23-1-44-8] of this chapter and who exercises that right when and in the manner required by sections 10 through 18 [IC 23-1-44-10 through IC 23-1-44-18] of this chapter. [P.L.149-1986, ss. 28.]

23-1-44-3. "FAIR VALUE" DEFINED.- As used in this chapter, "fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. [P.L. 149-1986, ss. 28.]

23-1-44-4. "INTEREST" DEFINED. - As used in this chapter, "interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances. [P.L. 149-1986, ss. 28.]

23-1-44-5. "RECORD SHAREHOLDER" DEFINED. - As used in this chapter, "record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4. [P.L.149-1986, ss. 28.]

23-1-44-6. "BENEFICIAL SHAREHOLDER" DEFINED. - As used in this chapter, "beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder. [P.L. 149-1986, ss. 28.]

23-1-44-7. "SHAREHOLDER" DEFINED. - As used in this chapter, "shareholder" means the record shareholder or the beneficial shareholder. [P.L.149-1986,ss.28.]

23-1-44-8. SHAREHOLDER DISSENT. - (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

                  (1) Consummation of a plan of merger to which the corporation is a party if:

                           (A) Shareholder approval is required for the merger
                               by IC 23-1-40-3 or the articles of incorporation; and

                           (B) The shareholder is entitled to vote on the
                               merger.

                  (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

                  (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

                  (4) The approval of a control share acquisition under IC 23-1-42.

                  (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         (b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were:

                  (1) Registered on a United States securities exchange registered under the Exchange Act (as defined in IC 23-1-43-9); or

                  (2) Traded on the National Association of Securities Dealers, Inc. Automated Quotations System Over-the-Counter Markets - National Market Issues or a similar market.

         (c) A shareholder:

                  (1) Who is entitled to dissent and obtain payment for the shareholder's shares under this chapter; or

                  (2) Who would be so entitled to dissent and obtain payment but for the provisions of subsection (b); may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder's entitlement. [P.L.149-1986, ss. 28; P.L.107-1987, ss. 19.]

23-1-44-9. BENEFICIAL SHAREHOLDER DISSENT. - (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

         (b) A beneficial shareholder may assert dissenters' rights as to shares held on the shareholder's behalf only if:

                  1) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

                  (2) The beneficial shareholder does so with respect to all the beneficial shareholder's shares or those shares over which the beneficial shareholder has power to direct the vote. [P.L.149-1986, ss. 28.]

23-1-44-10. NOTICE OF DISSENTERS' RIGHTS PRECEDING SHAREHOLDER VOTE. - (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter.

         (b) If corporate action creating dissenters' rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the Notice to Dissenters described in section 12 [IC 23-1-44-12] of this chapter. [P.L.149-1986, ss. 28; P.L.107-1987, ss.
20.]

23-1-44-11. NOTICE OF INTENT TO DISSENT. - (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

                  (1) Must deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

                  (2) Must not vote the shareholder's shares in favor of the proposed action.

         (b) A shareholder who does not satisfy the requirements of subsection
(a) is not entitled to payment for the shareholder's shares under this chapter. [P.L.149-1986, ss. 28.]

23-1-44-12. NOTICE OF DISSENTERS' RIGHTS FOLLOWING ACTION CREATING RIGHTS. - (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is authorized at a shareholders' meeting, the corporation shall deliver a written Notice to Dissenters to all shareholders who satisfied the requirements of section 11 [IC 23-1-44-11] of this chapter.

         (b) The Notice to Dissenters must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The Notice to Dissenters must:

                  (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

                  (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

                  (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

                  (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

                  (5) Be accompanied by a copy of this chapter. [P.L.149-1986, ss. 28.]

23-1-44-13. DEMAND FOR PAYMENT BY DISSENTER. - (a) A shareholder sent a Notice to Dissenters described in IC 23-1-42-11 or in section 12 [IC 23-1-44-12] of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice under section 12(b)(3) [IC 23-1-44-12(b)(3)] of this chapter, and deposit the shareholder's certificates in accordance with the terms of the notice.

         (b) The shareholder who demands payment and deposits the shareholder's shares under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

         (c) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the Notice to Dissenters, is not entitled to payment for the shareholder's shares under this chapter and is considered, for purposes of this article, to have voted the shareholder's shares in favor of the proposed corporate action. [P.L.149-1986, ss. 28.]

23-1-44-14. TRANSFER OF SHARES RESTRICTED AFTER DEMAND FOR PAYMENT. - (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 [IC 23-1-44-16] of this chapter.

         (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. [P.L.149-1986, ss. 28.]

23-1-44-15. PAYMENT TO DISSENTER. - (a) Except as provided in section 17 [IC 23-1-44-17] of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 [IC 23-1-44-13] of this chapter the amount the corporation estimates to be the fair value of the dissenter's shares.

         (b)      The payment must be accompanied by:

                  (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

                  (2) A statement of the corporation's estimate of the fair value of the shares; and

                  (3) A statement of the dissenter's right to demand payment under section 18 [IC 23-1-44-18] of this chapter. [P.L.149-1986,ss. 28; P.L. 107-1987,ss.21.]

23-1-44-16. RETURN OF SHARES AND RELEASE OF RESTRICTIONS. - (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new Notice to Dissenters under section 12 [IC 23-1-44-12] of this chapter and repeat the payment demand procedure. [P.L.149-1986, ss. 28.]

23-1-44-17. OFFER OF FAIR VALUE FOR SHARES OBTAINED AFTER FIRST ANNOUNCEMENT. -
(a) A corporation may elect to withhold payment required by section 15 [IC 23-1-44-15] of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the Notice to Dissenters as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

         (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter's right to demand payment under section 18 [IC 23-1-44-18] of this chapter. [P.L.149-1986, ss. 28.]

23-1-44-18. DISSENTER DEMAND FOR FAIR VALUE UNDER CERTAIN CONDITIONS. - (a) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and demand payment of the dissenter's estimate (less any payment under section 15 [IC 23-1-44-15] of this chapter), or reject the corporation's offer under section 17 [IC 23-1-44-17] of this chapter and demand payment of the fair value of the dissenter's shares, if:

                  (1)      The dissenter believes that the amount paid under
                           section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter's shares;

                  (2) The corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

                  (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

         (b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter's shares. [P.L.149-1986, ss. 28.]

23-1-44-19. EFFECT OF FAILURE TO PAY DEMAND - COMMENCEMENT OF JUDICIAL APPRAISAL PROCEEDING. - (a) If a demand for payment under IC 23-1-42-11 or under section 18 [IC 23-1-44-18] of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         (b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation's principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         (e) Each dissenter made a party to the proceeding is entitled to judgment.

                  (1) For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

                  (2) For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 17 [IC 23-1-44-17] of this chapter. [P.L.149-1986,
                           ss. 28.]

23-1-44-20. JUDICIAL DETERMINATION AND ASSESSMENT OF COSTS. - (a) The court in an appraisal proceeding commenced under section 19 [IC 23-1-44-19] of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

         (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

                  (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 [IC 23-1-44-10 through IC 23-1-44-18] of this chapter; or

                  (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

         (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. [P.L.149-1986, ss. 28.]

           INFORMATION NOT REQUIRED IN THE PROXY-STATEMENT PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
---------------------------------------------------



         The Ohio General Corporation Law allows a corporation under certain circumstances to indemnify its directors, officers, and employees. Generally, whether by its articles of incorporation or its code of regulations or by statute, the indemnification permits the Corporation to pay expenses actually and necessarily incurred in the defense of any pending or threatened suit. The determination of the right of indemnification is determined by a quorum of disinterested directors not involved in such a pending matter and if they are unable to make such determination, then such determination shall be made by independent legal counsel, First Financial's shareholders or by the Butler County, Ohio, Court of Common Pleas. The statute does not allow indemnification of an officer or director wherein such person has been adjudicated negligent or guilty of misconduct and, additionally, such officer or director must have acted in good faith or had no reason to believe such officer's or director's conduct was unlawful to be indemnified. First Financial has an indemnification provision in its Regulations, set forth below, that requires First Financial to follow the General Corporation Law of Ohio regarding indemnification.

         Article IV of the Regulations of First Financial provides:

         SECTION 4.1. INDEMNIFICATION. The Corporation shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify all persons whom it may indemnify pursuant hereto.


Item 21.  Exhibits and Financial Statement Schedules
----------------------------------------------------

(a)   See Index to Exhibits.

(b)   See "SAND RIDGE FINANCIAL CORPORATION CONSOLIDATED FINANCIAL
         STATEMENTS."

(c)      Fairness Opinion furnished as Appendix B to Proxy Statement-Prospectus.


Item 22.  Undertakings
----------------------

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hamilton, State of Ohio, on March 3, 1999.

FIRST FINANCIAL BANCORP.

By: /s/ Stanley N. Pontius
-------------------------------------
Stanley N. Pontius
President and Chief Executive Officer

Date:  March 3, 1999
-------------------------------------


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                                           /s/ Stanley N. Pontius
-------------------------------------     --------------------------------------
Barry J. Levey, Chairman of the Board      Stanley N. Pontius, Director,
                                           President and Chief Executive
                                           Officer

Date:                                     Date:  March 3, 1999
     --------------------------------          ---------------------------------


 /s/ Michael R. O'Dell                     /s/ C. Douglas Lefferson
-------------------------------------     ------------------------------------
Michael R. O'Dell, Senior vice President,  C. Douglas Lefferson, First Vice
Chief Financial Officer and Secretary      President, Comptroller

Date:  March 3, 1999                      Date:  March 3, 1999
     --------------------------------          ---------------------------------

 /s/ Richard L. Alderson
-------------------------------------     ------------------------------------
Richard L. Alderson, Director              Arthur W. Bidwell, Director

Date:  March 3, 1999                      Date:
     --------------------------------          ---------------------------------


 /s/ Donald M. Cisle                       /s/ Carl R. Fiora
-------------------------------------     ------------------------------------
Donald M. Cisle, Director                  Carl R. Fiora, Director

Date:  March 3, 1999                      Date:  March 3, 1999
     --------------------------------          ---------------------------------


 /s/ Corinne R. Finnerty                   /s/ Vaden Fitton
-------------------------------------     ------------------------------------
Corinne R. Finnerty, Director              Vaden Fitton, Director

Date:  March 3, 1999                      Date:  March 3, 1999
     --------------------------------          ---------------------------------


 /s/ James C. Garland
-------------------------------------     ------------------------------------
James C. Garland, Director                 F. Elden Houts, Director

Date:  March 3, 1999                      Date:
-------------------------------------     ------------------------------------


 /s/ Murph Knapke                          /s/ Stephen S. Marcum
-------------------------------------     ------------------------------------
Murph Knapke, Director                     Stephen S. Marcum, Director

Date:  March 3, 1999                      Date:  March 3, 1999
     --------------------------------          ---------------------------------

 /s/ Barry S. Porter                       /s/ Steven C. Posey
-------------------------------------     --------------------------------------
Barry S. Porter, Director                  Steven C. Posey, Director

Date:  March 3, 1999                      Date:  March 3, 1999
     --------------------------------          ---------------------------------


 /s/ Perry D. Thatcher
-------------------------------------
Perry D. Thatcher, Director

Date:  March 3, 1999
     ---------------------------------

                                INDEX TO EXHIBITS



         Exhibit
         Number            Description
         ------            --------------

         2.1 Plan and Agreement of Merger between First Financial Bancorp. and Sand Ridge Financial Corporation
                           (Included as Appendix A in the Proxy Statement-Prospectus)

         5.                Opinion of Counsel

         8. Form of Tax Opinion of Barnes & Thornburg to be Issued on Consummation of Merger

         23.1 Consent of Ernst & Young LLP, Independent Auditors for First Financial Bancorp.

         23.2 Consent of Crowe, Chizek and Company LLP, Independent Auditors for Sand Ridge Financial Corporation.

         23.4 Consent of Frost & Jacobs LLP, Counsel for Registrant (Incorporated in Exhibit 5)

         23.5              Consent of Barnes & Thornburg

         23.6              Consent of Hovde Financial, Inc.
                           (Incorporated in Exhibit 99.1)

         99.1              Fairness Opinion of Hovde Financial, Inc.
                           (Included as Appendix B in the Proxy
                           Statement-Prospectus.)

         99.2              Sand Ridge Financial's Form of Proxy

                                      II-6